Form 20-F
period 2015-12-31
Markit Ltd.
filed 2016-03-11
CIK 1598014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Sari Granat

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

Title of Class	Number of Shares Outstanding
Common shares	176,786,908, excluding 25,219,470 outstanding common shares held by the Markit Group Holdings Limited Employee Benefit Trust

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-accelerated Filer  ☐

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

Market and Industry Data and Forecasts

Certain market data and industry data and forecasts used throughout this annual report were obtained from internal company surveys, market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys. Industry publications and third-party research, surveys and reports generally indicate that their information has been obtained from sources believed to be reliable. We believe the data from third-party sources to be reliable based upon our management’s knowledge of the industry but have not independently verified such data. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3. Key Information—D. Risk Factors” in this annual report.

Website and Social Media Disclosure

We use the investor relations section of our website (www.markit.com) and our corporate Twitter account (@Markit) as a routine channel for distribution of important company information, including news releases, analyst presentations, and financial information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Additionally, we provide notifications of news or announcements as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts.

Accordingly, investors should monitor this portion of our website in addition to following press releases, SEC filings and public conference calls and webcasts. Further, charters for the committees of our Board of Directors and the Corporate Governance Guidelines and Code of Conduct can be found under the “Governance” section of our website.

None of the information provided on our website, in our press releases, public conference calls and webcasts, or through social media channels is incorporated into, or deemed to be a part of, this annual report or in any other report or document we file with the SEC, and any references to our website or our social media channels are intended to be inactive textual references only.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

–	our operation in highly competitive markets;

–	our inability to develop successful new products and services;

–	any design defects, errors, failures or delays associated with our products or services;

–	declining activity levels in the securities or derivatives markets, weak or declining financial performance of financial market participants or the failure of market participants;

–	our generation of a significant percentage of our total revenue from financial institutions, some of whom are also our shareholders;

–	our dependence on third parties for data and information services;

–	consolidation in our end-customer market;

–	the impact of cost-cutting pressures across the financial services industry;

–	our customers becoming more self-sufficient in terms of their needs for our products and services;

–	ongoing antitrust civil investigations and litigation arising from our activities relating to credit default swaps;

–	long selling cycles to secure new contracts that require us to commit significant resources before we receive revenue;

–	our reliance on network systems and the Internet; and

–	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Moreover, new risks emerge, from time to time, as we operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

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

The selected consolidated historical financial information presented as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from the audited consolidated financial statements of Markit Ltd. included elsewhere in this annual report. The selected consolidated historical financial information presented as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 has been derived from audited consolidated financial statements of Markit Group Holdings Limited that have not been included elsewhere in this annual report.

All our operations are continuing operations, and we have not proposed or paid dividends in any of the periods presented.

	As of and for the year ended December 31,

($ in millions other than share and per share data)	2015	2014	2013	2012	2011
Income statement data:
Revenue	1,113.4	1,065.1	947.9	860.6	762.5
Operating profit	252.3	243.4	230.1	224.7	229.7
Profit for the period	152.1	164.1	147.0	153.1	156.2
Profit attributable to equity holders	152.5	165.2	139.4	125.0	125.8
Earnings per share – basic(1)	0.85	0.92	0.80	0.70	0.70
Earnings per share – diluted(1)	0.80	0.90	0.79	0.69	0.69
Weighted average number of shares issued and outstanding – basic(1)	179,797,425	179,183,880	173,875,980	177,716,240	178,929,210
Weighted average number of shares issued and outstanding – diluted(1)	189,796,719	184,467,540	175,550,760	180,020,120	181,730,830
Balance sheet data:
Total assets	3,568.3	3,300.0	3,096.7	3,151.3	2,648.3
Total equity / net assets	2,112.5	2,270.6	2,055.9	1,929.7	2,031.4
Share capital	1.7	1.8	0.2	0.2	0.2

(1)	As adjusted retrospectively for all periods presented to give effect to the terms of the corporate reorganisation that was completed prior to the closing of our initial public offering. See “Introduction—Corporate Reorganisation.”

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

The markets for our products and services are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. Many of our principal competitors are established companies that have substantial financial resources, recognised brands, technological expertise and vast market experience. These competitors sometimes have more established positions in certain product segments and geographic regions than we do. We also compete with smaller companies, some of which may be able to adopt new or emerging technologies or address customer requirements more quickly than we can or offer products as loss leaders. In particular:

–	Our competitors are continuously improving their products and services (such as by adding new content and functionalities), developing new products and services, and investing in technology to better serve the needs of their existing customers and to attract new customers;

–	Our competitors continue to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services;

–	Some of our competitors market some of their products and services as commodities or lower-cost alternatives to our solutions, which may diminish the relative value of some of our products and services;

–	Some of our competitors combine competing products with complementary products as packaged solutions, which could pre-empt use of our products or solutions;

–	A number of our competitors may be considering strategic transactions, whereby they acquire, merge with or otherwise combine with one another or form partnerships with one another, in order to expand or enhance their product and service offerings and market position;

–	Educating our customers on the intricacies and uses of our products and services could, in certain cases, improve their ability to offer competing products and services as they look to expand their business models;

–	Some of our current or future products or services could be rendered obsolete as a result of competitive offerings or changes in regulation or the financial markets;

–	Barriers to entry to create a new product or offer a new service may be low in many cases, and reduced even further through the use of the Internet as a distribution channel, which has allowed free or relatively inexpensive access to information sources, leading to the possible emergence of new competitors; and

–	Implementation of annual price increases from time to time may, in some cases, cause customers to use lower-cost competitors.

Competition may also require us to reduce the price of some of our products and services or make additional capital investments that would adversely affect our profit margins or cash flows. For instance, the increase of electronic trading of derivatives has created pricing and other competitive pressure on our Processing division, and in response we lowered the price points of certain products. If we are unable or unwilling to do so, or to make other price reductions or such additional capital investments, we may lose market share and our financial condition or results of operations may be adversely affected. Moreover, our strategic position in the marketplace and our opportunities to acquire, be acquired or partner with our competitors may be reduced if our competitors forge deeper or exclusive relationships with one another. We cannot assure anyone that our investments and our relationships with our partners have been or will be sufficient to maintain or improve our competitive position or that the development of new or improved technologies, products and services by our competitors will not have a material adverse effect on our business. If we fail to compete effectively against current or future competitors, our financial condition and results of operations could be adversely affected.

If we are unable to develop successful new products and services or adapt to rapidly changing technology, our business could suffer serious harm.

Our industry is characterised by rapidly changing technology, evolving industry standards and changing regulatory requirements. Our growth and success depend upon our ability to enhance our existing products and services and to develop and introduce new products and services to keep pace with such changes and developments and to meet changing customer needs.

The process of developing our products and services is complex and may become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems and technologies. Current areas of significant technological change include mobility, cloud-based computing, blockchain and the processing and analysing of large amounts of data. Our ability to keep up with technology and business and regulatory changes is subject to a number of risks, including that:

–	we may find it difficult or costly to update our services and software and to develop new products and services quickly enough to meet our customers’ needs;

–	we may find it difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems; and

–	we may find it difficult or costly to update our software and services to keep pace with business, evolving industry standards, regulatory requirements and other developments in the industries in which our customers operate.

If we are unable to develop new products or services, if we are unable to successfully enhance and migrate existing products or services to new systems or if we are not successful in introducing or obtaining any required regulatory approval or acceptance for new products or services, we may not be able to grow our business or growth may occur more slowly than we anticipate.

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

Declining activity levels in the securities, syndicated loan or derivatives markets, weak or declining financial performance of financial market participants or the failure of market participants could lower demand for our products and services and could affect our revenues.

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

We work on product development with, license data inputs for our products and services from, and generate a significant percentage of our total revenue from financial institutions who are not contractually obligated to continue to maintain these relationships and who also have similar involvement with our competitors.

We earn a substantial portion of our revenue from and have worked on new product and service offerings with financial institution customers, some of whom were or are our shareholders. Many of these financial institution customers also provide us with data, which is a critical input for our products and services. Cooperation with these financial institution customers has also been important in the development of many of our products and services. Our financial institution customers have made, and may continue to make, investments in businesses that directly compete with us. Our customers also trade, and may continue to trade, on markets operated by our competitors. Reduced engagement from these financial institution customers may cause them to reduce or discontinue their use of our products and services, their desire to work with us on new product developments or their willingness to supply data and information services to us. Further, changes in regulation and other market factors may cause these financial institutions to cease creating the datasets that are important to our products and services or to cease providing such datasets to us. The loss of, or a significant reduction in, participation in our products and services by these financial institution customers may have a material adverse effect on our business, financial condition or results of operations.

We are dependent on third parties for data and information services.

We depend upon data and information services from external sources, including data received from certain competitors, customers, shareholder financial institutions, and various government and public record services, for information used in certain of our products and services. In most cases, we do not own the information provided by these external sources, and the participating organisations could discontinue contributing information to the databases. Our data sources could also increase the price of, or withdraw, their data or information services for a variety of reasons, or we could become subject to legislative, regulatory, judicial or contractual restrictions on the use of data, in particular if such data is not collected by the third parties in a way which allows us to process the data or use it legally.

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

There may be consolidation in our customer market, which would reduce the use of our products and services.

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

Our customers are focused on controlling or reducing spending as a result of the continued financial challenges and market uncertainty many of them face. Many large financial institutions have initiated, and will continue to initiate, reductions in their workforces and have taken, and will continue to take, other measures to control or contain operational spending. Many of these institutions have also been subject to substantial penalties from regulatory bodies. Customers within the financial services industry that strive to reduce their operating costs may seek to reduce their spending on our products and services. Our results of operations could be materially and adversely affected if a large number of smaller customers or a critical number of larger customers reduce their spending with us.

Alternatively, customers may use other strategies to reduce their overall spending on financial market products and services, such as by consolidating their spending with fewer vendors, including by selecting other vendors with lower-cost offerings, or by self-sourcing their need for financial market products and services. If customers elect to consolidate their spending on financial market products and services with other vendors and not us, if we lose business to lower priced competitors or if customers elect to self-source their financial market product and service needs, our results of operations could be materially and adversely affected.

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

We are subject to ongoing antitrust civil investigations and litigation arising from activities relating to credit default swaps and may in the future become subject to further investigations and litigation. An adverse outcome in these investigations or litigation could result in substantial fines, damages or penalties and could change how we offer products or services, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anticompetitive activity. We are currently subject to antitrust and competition-related civil investigations by the Antitrust Division of the U.S. Department of Justice and the Competition Directorate of the European Commission (the “EC”) as well as a consolidated class action lawsuit in the United States. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for a description of these matters. These investigations and lawsuit involve multiple parties and complex claims that are subject to significant uncertainties and unspecified penalties or damages. Therefore, we cannot estimate the probability of loss or the extent of our potential liability on a standalone basis or relative to the potential liability of the other parties to the investigations and lawsuits. Future investigations and lawsuits relating to credit default swaps and other matters are also possible.

Depending on the outcome of any pending or future claims or investigations, we may be required to change the way we offer particular products or services, which could result in material disruptions to and costs incurred by our business, and we may be subject to substantial fines, penalties, damages or an injunction or other equitable remedies. Pending or future claims or investigations (regardless of outcome) may also affect how parties interact with us, including the manner or type of data provided to us and the manner or type of data products and services purchased from us. These pending antitrust and competition-related claims and investigations, and any future claims and investigations, could also be costly to us in terms of time and expense incurred defending such claims or investigations. Any of the above impacts, individually or together, could have a material adverse effect on our business, financial condition or results of operations.

For some of our products and services, we typically face a long selling cycle to secure new contracts that requires significant resource commitments, resulting in a long lead time before we receive revenue.

For new products and services and especially for complex products and services, we typically face a long selling cycle to secure each new contract, and there is generally a long preparation period before we commence providing products and services or delivering configurable software. For instance, our Analytics service provides a range of enterprise risk management software solutions, using the latest risk technology to deliver computation speed. The consultative nature of these projects requires our sales team to actively engage with potential customers through various procurement stages, often requiring many levels of internal approval, and including various milestone phases such as scoping, planning and proof of concept to reach deal closure, which typically takes 12 months or more. In addition, some products’ success are dependent on building a network of users, and may not be profitable while such a network is developing. We can incur significant business development expenses during the selling cycle and we may not succeed in winning a new customer’s business, in which case we receive no revenue and may receive no reimbursement for such expenses. Current selling cycle periods have historically lengthened and could lengthen further, causing us to incur even higher business development expenses with no guarantee of winning a new customer’s business. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in obtaining contractual commitments after the selling cycle or in maintaining contractual commitments after the implementation cycle, which may have a material adverse effect on our business, results of operations and financial condition.

We rely heavily on network systems and the Internet, and any failures or disruptions may adversely affect our ability to serve our customers.

Most of our products and services are delivered electronically, and our customers rely on our ability to process transactions rapidly and deliver substantial quantities of data and other services on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our electronic delivery systems, our websites and the Internet. Our ability to deliver our products and services electronically may be impaired due to infrastructure or network failures, malicious or defective software, human error, natural disasters, service outages at third-party Internet providers or increased government regulation. For example, as a result of Hurricane Sandy in 2012, one of our data centres in New Jersey and part of our office space in New York City were flooded and unavailable, resulting in several days of reduced operations and substantial costs associated with repairs, relocation and resource reallocation to ensure continued delivery of our products and services. Further, we receive data inputs from critical third-party suppliers who are subject to the same delivery risks, such that if any of the foregoing issues affect these suppliers, we may be impacted as well. Significant growth of our customer base may also strain our systems in the future. Delays in our ability to deliver our products and services electronically may harm our reputation and result in the loss of customers. In addition, a number of our customers entrust us with storing and securing their data and information on our servers. Although we have disaster recovery plans that include backup facilities for our primary data centres, our systems are not always fully redundant, and our disaster planning may not always be sufficient or effective. As such, these disruptions may affect our ability to store, handle and secure such data and information.

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

If embargoed data or non-public information relating to our PMI series of indices is inadvertently disclosed or deliberately misused, our business, financial condition or results of operations could be materially adversely affected.

We own and administer the Purchasing Managers Index (“PMI”) series of indices, which are monthly economic surveys of selected companies that provide advance insight into the private sector economy. Among others, central banks use the PMI series data to help make interest rate decisions and financial analysts use the PMI series data to forecast official economic data. If, prior to the date of intended release, we are unable to limit access to the PMI series or prevent its unauthorised disclosure, whether inadvertent or deliberate, our reputation may suffer, which could have a material adverse effect on our business, financial condition or results of operations. Moreover, we provide the PMI series data under embargo to certain financial information and news providers. Part of the value to us from doing so is that these news providers are able to analyse and provide commentary on the data simultaneously with the public release of such data by us. If the embargoed data is inadvertently disclosed or deliberately misused prior to our authorisation, financial markets could be negatively affected, and any resulting need to change our procedures around the provision of embargoed data to any third parties may diminish the value of the PMI series to our business.

Fraudulent or unpermitted data access and other security or privacy breaches may negatively impact our business and harm our reputation.

Many of our products and services involve the storage and transmission of proprietary information and sensitive or confidential data. Security breaches in our facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers. Our products, services and systems and our suppliers’ and customers’ systems may be vulnerable to physical break-ins, computer viruses, attacks by hackers, including denial of service attacks, and other similarly disruptive activity. Recently, the financial services industry has been targeted for purposes of political protest, activism and fraud, as well as by foreign state actors and terrorist organisations seeking to disrupt the businesses and financial systems in the countries in which we operate. Cybersecurity threats are evolving and include, but are not limited to, malicious software, attempts to gain unauthorised access to data, information security breaches or employee or contractor error or malfeasance and other electronic security breaches that could lead to disruptions in systems, unauthorised release or destruction of our or our customers’ or other parties’ confidential or otherwise protected information and corruption of data. Further, employees of certain companies in the financial sector have misappropriated trade secrets or stolen source code in the past, and we could be a target for such illegal acts in the future.

In addition, we rely on a system of internal processes and software controls along with policies, procedures and training to protect the confidentiality of customer data, such as portfolio data and trading information that may be provided to us or hosted on our systems. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in the implementation of our internal controls, policies or procedures, or if an employee, consultant or third-party provider purposely circumvents or violates our internal controls, policies or procedures, or if we fail to adequately address the requirements of our customers’ internal controls, policies or procedures, then unauthorised access to, or disclosure or misappropriation of, customer data could occur.

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

Our existing resources and measures to maintain data and information security have not always in the past been, and may not always in the future be, sufficient or effective. In the past, we have experienced security breaches, unauthorised disclosures and cyber incidents, as well as occasional system interruptions that have made some of our services or websites unavailable for limited periods of time. Third-party providers also may experience security breaches and unauthorised disclosures involving the storage and transmission of proprietary information. Although we expend significant resources and oversight efforts in an attempt to ensure that we maintain appropriate safeguards with respect to cyber-attacks, there is no guarantee that our systems and procedures are adequate to protect against all security attacks. If anyone gains improper access to our databases, they may be able to steal, publish, delete or modify our confidential information or that of a third-party stored or transmitted on our networks. Any significant failure, compromise, unauthorised access or disclosure, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, failure of controls, war, terrorist activities, power or coding loss or computer viruses could result in lack of availability, loss of data integrity, fraud, unauthorised disclosure or other outcomes harmful to our business. Any breach of data, controls or information security caused by one of these events could also result in unintentional disclosure of, or unauthorised access to, company, customer, vendor, employee or other confidential data or information that could be material.

We receive important services, software and technologies from third-party providers, and any errors, failures or disruption in the services or technologies provided by these third parties could harm our customer relationships or our reputation.

We rely on third-party providers for integral services, software and technologies. These providers include those that provide services for our principal infrastructure, such as software provided by SunGard, Dell, Microsoft and Symantec, which are key components to many of our systems, as well as providers of services and technologies that are integral to specific products, such as the operational services provided by Genpact in our Markit Genpact KYC Services joint venture. Several of these providers are also our competitors. These services, software and technologies may not continue to be available to us on commercially reasonable terms, or at all.

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

We use open source software in our technology, most often as small components within a larger product or service, to augment algorithms, functionalities or libraries created by Markit, and we may use more open source software in the future. For example, our Analytics product and certain of our foreign exchange products all use ANTLR, an industry-standard parser for reading, processing, executing or translating structured text or binary files, which is licensed pursuant to the permissive Berkeley Software Distribution licence. Open source code is also contained in some third-party software we rely on. We could be subject to suits by parties claiming breach of the terms of the licence for such open source software. The terms of many open source licences are ambiguous and have not been interpreted by U.S. or other courts, and these licences could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialise our products and services. Litigation could be costly for us to defend, have a negative impact on our operating results and financial condition or require us to devote additional research and development resources to remove open source elements from or otherwise change our software. In addition, if we were to combine our proprietary technology with open source software in a certain manner, we could, under certain open source licences, be required to release the source code of our proprietary software. If we inappropriately use open source software, we may also be required to re-engineer our software, license our software on unfavourable terms or at no cost, discontinue certain products and services or take other remedial actions, any of which could have a material adverse effect on our business, results of operations or financial condition.

We may face liability for content contained in our products and services.

We may be subject to claims for breach of contract, defamation, libel, copyright or trademark infringement, fraud or negligence, regulations or other theories of liability, in each case relating to the data, articles, commentary, ratings, information or other content we collect and distribute in the provision of our products and services. If such data or other content or information that we distribute has errors, is delayed or has design defects, we could be subject to liability or our reputation could suffer. We could also be subject to claims based upon the content that is accessible from our corporate website or those websites that we own and operate through links to other websites. Further, we could be subject to claims that we have misused data inputs provided by third-party suppliers. Use of our products and services as part of the investment process creates the risk that customers, or the parties whose assets are managed by our customers, may pursue claims against us for significant amounts. Any such claim, even if the outcome were to be ultimately favourable to us, could involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. In addition, such claims and lawsuits, or any resulting reputational harm, could have a material adverse effect on our financial condition or results of operations.

We depend on world-class personnel to operate and grow our business, and if we do not continue to recruit, motivate and retain high-quality management and key employees, we may not be able to execute our business strategies.

The performance of our strategies depends on our ability to continue to recruit, motivate and retain our executive officers and other key management, sales, marketing, product development and operations personnel across our entire business. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We compete with many businesses that are seeking skilled individuals, including those with advanced technical abilities. Competition for professionals in our Information, Solutions and Processing divisions can be intense, as other companies seek to enhance their positions in our market segments. The replacement of any of our key personnel would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, we do not carry any “key person” insurance policies that could offset potential loss of service under applicable circumstances.

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

For the year ended December 31, 2015, we generated 56.1% of our revenue from recurring fixed fees, which are typically subscription agreements. Although the initial term of our subscription agreements can range from one to five years and many of them include auto-renewal clauses, with appropriate notice, certain of these arrangements are cancellable. To maintain existing fixed revenue and to generate higher revenue, we rely on a significant number of our customers renewing their subscriptions with us or not cancelling their subscriptions. Our revenue could also be adversely impacted if a significant number of our customers renewed their subscriptions with us but reduced the amount of their spending on those subscriptions.

Our growth and profitability may not be sustained at the same rate as we have experienced in the past, which could have a material adverse effect on our business, financial condition or results of operations.

We have experienced significant growth during our operating history. There can be no assurance that we will be able to maintain the levels of growth and profitability that we have experienced in the past. We seek to achieve our growth objectives by enhancing our products and services to meet the needs of our customers through organic development, by cross-selling our products and services across our existing customer base, by acquiring new customers, by entering into strategic partnerships, through acquisitions and by implementing operational efficiency initiatives. If we are unable to successfully execute on our strategies to achieve our growth objectives or drive operational efficiencies, our growth rates and profitability could be adversely affected. Among other things, there can be no assurance that we will be as successful in our expansion efforts as we have been in the past, or that such efforts will result in growth rates or profit margins comparable to those we have experienced in the past. Any failure to continue to grow our business, successfully implement operational efficiency initiatives or maintain profitability could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to manage our operating expenses as anticipated or our operating expenses are higher than expected, our operating results may fluctuate significantly.

We may experience higher than expected operating costs, including increased personnel costs, occupancy costs, selling and marketing costs, investments in geographic expansion, communication costs, travel costs, software development costs, professional fees, costs related to information technology infrastructure and other costs. If operating costs exceed our expectations and cannot be adjusted accordingly, our anticipated profitability may be reduced and our anticipated results of operations and financial position may be materially adversely affected.

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

Changes in legislation or changes in governmental or quasi-governmental rules, regulations, directives or standards may decrease demand for our products and services, prevent us from offering certain products and services or increase our expenses.

Most of our customers operate within a highly regulated environment and must comply with governmental and quasi-governmental rules, regulations, directives and standards. Over the past few years, the United States, the European Union and other jurisdictions have introduced new legislation and regulation of financial markets, including the OTC derivatives markets from which we derive a significant portion of our revenue. For example:

–	Legislation and regulation in the United States such as The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and in the European Union such as the European Market Infrastructure Regulation (“EMIR”), the original Markets in Financial Instruments Directive (“MiFID”), the new Markets in Financial Instruments Directive (“MiFID II”) and the Markets in Financial Instruments Regulation (“MiFIR”) mandate that many OTC derivatives be centrally cleared through regulated clearinghouses, traded on organised trading venues and reported to trade repositories and, in many cases, also to the public, and subject market participants to business conduct, risk management, capital, margin and recordkeeping rules, among other requirements. The final details of technical standards related to implementation of MiFID II/MiFIR may also reduce demand in Europe for other products and services we offer.

–	New capital rules, including Basel III, the Capital Requirements Directive IV (“CRD IV”) and the Fundamental Review of the Trading Book (“FRTB”) require higher capital charges for many bank trading activities and mandatory margin requirements for non-cleared derivatives will apply beginning in 2016.

–	The U.S. Securities and Exchange Commission (“SEC”) has proposed rules for registered investment companies that would place hard limits on their ability to utilise derivatives which, if finalised, could limit buy-side participation in derivatives markets.

–	A financial transaction tax proposal being discussed in Europe would increase the cost to trade financial instruments.

–	New regulatory regimes around the world, including in the United States and the European Union, have contributed to a shift towards centralised clearing, exchange or exchange-like trading, and further standardisation in the derivatives markets.

–	New rules promulgated by the U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC require free, public dissemination of certain information relating to OTC derivative transactions, including pricing and other trade terms. Similar public trade reporting regimes are expected in other jurisdictions.

–	International regulators, working through the International Organization of Securities Commissions (“IOSCO”) and supported by national regulators are prompting the development of a unique product identifier (“UPI”) classification scheme for financial instruments.

New legislation, or a significant change in rules, regulations, directives or standards, including those described above, as well as ones that may in the future be introduced, could impact where and how our customers invest, which could cause some of our products and services to become obsolete, reduce demand for our products and services or increase our expenses as we modify our products and services to maintain relevancy. Delays in adapting our products and services to legislative and regulatory changes could harm our reputation. Also, we may not be as well equipped to respond to changes in legislation or regulation as some of our competitors or we may become subject to new legislation or regulation with regard to the services we offer which could cause us to be prohibited from providing certain services or make provision of affected services more expensive. If our customers reduce their use of our products and services as a result of any of the above, it could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to increased regulation of our services, including our index, pricing and processing services.

Our customers rely on many of our products and services to meet their operational, regulatory or compliance needs. As part of global regulatory reform efforts we may become subject to increased regulation of our services, which could increase our costs and decrease our profitability. We are currently subject to limited direct regulation around our processing and compression businesses, which are subject to supervision by the United Kingdom’s Financial Conduct Authority. None of our other businesses are currently subject to direct regulation. Certain products and services we offer could become subject to direct regulation as a result of various regulatory initiatives. For example:

–	In December 2015, the European Union agreed on a new regulation of benchmarks in Europe, which is expected to apply beginning in 2018. It would require benchmark administrators to be authorised and subject to ongoing supervision by EU regulators, and supervised entities in the European Union may only be able to use benchmarks as a reference in a financial instrument if the benchmark is provided by an entity authorised in the European Union or a third country deemed equivalent. Because of the nature of our operations, we may be deemed to be a “benchmark administrator” under these upcoming regulations and subject to additional direct regulation.

–	The SEC has proposed standards for clearing agency operation and governance under which intermediating organisations, such as MarkitSERV, that capture trade information and perform an independent comparison of such information for confirmation purposes could be considered clearing agencies and required to register with the SEC or to seek an exemption from registration. If any such regulations were implemented and our derivatives processing business was required to register as a clearing agency with the SEC or to seek an exemption from regulation, we would become subject to significant additional compliance burdens.

–	In December 2014, IOSCO and the Committee on Payments and Settlement Systems published a final report that establishes an assessment methodology and provides guidance for regulatory authorities in assessing a financial market infrastructure’s “critical service providers” against the oversight expectations for such critical service providers described in their 2012 report on financial market infrastructures. Such guidance includes descriptions of planning, due diligence, third-party selection, contract negotiation, ongoing monitoring of third-party relationships, oversight and accountability, and documentation and reporting that financial institutions should consider when outsourcing functions. Certain of our products and services in which we function as a “third-party service provider” are contractually subject to those regulations and guidance with certain customers, requiring us to incur significant product structuring and compliance costs to meet required regulations and guidance. This guidance could also increase regulatory scrutiny of critical service providers and be an impetus for direct regulation or further heightened standards of critical service providers.

–	As regulations and legislation over derivatives and other financial instruments in Europe and Asia continue to evolve, our products and services could become subject to direct regulatory oversight or heightened standards.

–	Existing, new and conflicting legislation and regulation, relating to e-commerce, electronic and mobile communications, privacy and data protection, outsourcing, anti-money laundering, direct marketing and digital advertising and the use of public records, and judicial interpretation of such legislation and regulation, may limit our ability to collect, use and effectively communicate to our customers certain kinds of information. It is difficult to predict how such regulation will affect us directly or through our customers or suppliers.

Any additional regulation, directly or indirectly, could impact our ability to provide such products and services or impose significant new regulatory compliance burdens on our business. If were to fail to maintain or otherwise forfeit any required regulatory licenses or registrations, or if we were otherwise found to be in material non-compliance with applicable regulatory or legislative requirements, we might not be able to continue offering the products and services or operating the impacted portions of our business. We could be subject to fines or penalties as well as reputational harm for any violations or non-compliance. Any such event could have a material adverse effect on our results of operations.

In addition, we expect to continue to innovate to meet the evolving needs of our customers and our business strategy includes the introduction of new products and services as well as enhancements to existing products and services. To the extent any new products or services or enhancements would require us to obtain new licenses from regulatory authorities, we may not be able to secure the required licenses or registrations. If we are not able to secure the required licenses or registrations, we may not be able to provide one or more of these new services or enhancements, which in turn could result in us not being able to compete as effectively, or impact our revenue growth rate and could have a material adverse effect on our operations and results of operations.

If we are unable to successfully identify acquisitions, strategic investments, partnerships or alliances or we experience integration or other risks resulting from our acquisitions, strategic investments, partnerships or alliances our financial results may be adversely affected.

Acquisitions have been and continue to be an important part of our growth strategy. We have acquired, and in the future may acquire or make strategic investments in, complementary businesses, technologies or services or enter into strategic partnerships or alliances with third parties to enhance our business.

We seek to be a disciplined acquirer, but we may not be successful in identifying suitable acquisition candidates, strategic investments or partnership or alliance candidates on favourable terms, if at all. Attractive candidates are difficult to identify and such acquisitions are difficult to complete for a number of reasons, including competition among prospective buyers or partners, the need in some instances for regulatory approvals, including antitrust clearance, and market conditions changing the availability of debt or equity financing on commercially acceptable terms. We may not be able to identify and successfully complete acquisitions on acceptable commercial terms, or at all, or enter into beneficial strategic investments, partnerships or alliances, which may negatively affect our competitiveness and growth prospects and our ability to scale our operations and business plans in certain markets.

The success of these types of transactions is also subject to numerous risks, including:

–	making incorrect assumptions regarding the future results of acquired businesses, technologies or services or expected cost reductions or other synergies expected to be realised as a result of acquiring businesses, technologies or services;

–	difficulties in integrating operations, technologies, accounting and personnel;

–	failure to achieve assumed or anticipated synergies;

–	incurring costs in excess of what we anticipate;

–	difficulties in supporting, transitioning and retaining suppliers and customers of our acquired companies or strategic partners;

–	increasing dependencies on strategic partners for revenue, including increased dependency on the revenue that such partners retain their customers;

–	entering new markets;

–	difficulties in working effectively, collaboratively or efficiently with strategic partner or alliances;

–	diversion of financial and management resources from existing operations;

–	potential loss of key team members;

–	inability to generate sufficient revenue to offset transaction costs;

–	incurring expenses associated with the amortisation or impairment of intangible assets, particularly for intellectual property, goodwill and other intangible assets;

–	failure to implement or remediate controls, procedures and policies appropriate for a public company at acquired companies that prior to the acquisition lacked such controls, procedures and policies;

–	payment of more than fair market value for an acquired company or assets, particularly those with significant intangible assets and those whose assets derive value using novel products and/or are involved in niche markets; and

–	to the extent we enter into joint ventures and alliances, experiencing difficulties in the development and expansion of the business of any newly formed ventures, exercising influence over the activities of any ventures in which we do not have a controlling interest, and encountering potential conflicts with our joint venture or alliance partners.

If any of the above risks are realised, we might fail to achieve the expected benefits or strategic objectives of any acquisition, strategic investment, partnership or alliance we undertake.

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

We may be required to spend significant resources to monitor, enforce or protect our intellectual property and proprietary rights. Despite such efforts, we may not be able to detect unauthorised use of, or take appropriate and timely steps to enforce, our intellectual property and proprietary rights. Even if we attempt to enforce or protect our intellectual property and proprietary rights or determine the validity and scope of the proprietary rights of others through litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities or administrative bodies in the United States or abroad, it may require considerable cost, time and resources to do so, and there is no guarantee that we would be successful in such litigation or proceedings. In the past, we have sent cease and desist letters to third parties to enforce our trademark rights, but there can be no guarantee that such actions will be successful. If we fail to enforce our intellectual property or proprietary rights, our competitive position could suffer. Furthermore, our intellectual property rights may not prevent competitors from independently developing or securing rights to products or services that are similar to or duplicative of ours, using trademarks that are similar to ours in different fields of goods and services, reverse engineering our technologies or designing around our patents. Even if we are able to enter into licensing or restricted use agreements with business partners, or coexistence agreements with third-

party trademark owners, such parties may breach the terms of these agreements. Any failure to establish, maintain or protect our intellectual property or proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

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

We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anti-corruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities and derivatives regulation, anti-competition, data privacy and labour relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters, which are different in several respects from the laws of the United Kingdom and India where we have significant operations. We also have operations in emerging market jurisdictions where legal systems may be less developed or less familiar to us. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers also could result in liability for significant monetary damages, fines or criminal prosecution, unfavourable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers that we have not performed our contractual obligations. Because of the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

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

We have substantial operations and a significant number of employees in India, and we are therefore subject to regulatory, economic and political uncertainties in India.

We currently have approximately 1,100 employees located in India. The economy of India may differ favourably or unfavourably from the United Kingdom and United States economies, and our business may be adversely affected by the general economic conditions and economic and fiscal policy in India, including changes in exchange rates and controls, interest rates and taxation policies. In particular, in recent years, India’s government has adopted policies that are designed to promote foreign investment, including significant tax incentives, relaxation of regulatory restrictions, liberalised import and export duties and preferential rules on foreign investment and repatriations. These policies may not continue. In addition, we are subject to risks relating to social stability and political, economic or diplomatic developments affecting India in the future.

A vote by the U.K. electorate in favor of a U.K. exit from the E.U. in a forthcoming in-or-out referendum could adversely impact our business, results of operations and financial condition.

The U.K. Government has announced that it will hold an in-or-out referendum on the United Kingdom’s membership of the European Union in June 2016. If the referendum results in a U.K. exit from the E.U. (“Brexit”), a process of negotiation would determine the future terms of the United Kingdom’s relationship with the European Union. We are headquartered and tax domiciled in the UK and conduct business in Europe primarily through our U.K. subsidiaries. In the event of Brexit, we would likely face new regulatory costs and challenges. For example, our U.K. operations could lose their E.U. financial services passport which provides them the license to operate across borders within the single E.U. market without obtaining local regulatory approval. Depending on the terms of Brexit, if any, the United Kingdom could also lose access to the single E.U. market and to the global trade deals negotiated by the European Union on behalf of its members. Such a decline in trade could affect the attractiveness of the United Kingdom as a global investment centre and, as a result, could have a detrimental impact on U.K. growth. The uncertainty prior to the referendum could also have a negative impact on the U.K. economy. Although we have an international customer base, we could be adversely affected by reduced growth and greater volatility in the Pound Sterling and the U.K. economy. Changes to U.K. immigration policy could likewise occur as a result of Brexit. Although the United Kingdom would likely retain its diverse pool of talent, London’s role as a global financial centre may decline, particularly if financial institutions shift their operations to the European Union and the E.U. financial services passport is not maintained. Any of the foregoing factors could have a material adverse effect on our business, results of operations or financial condition.

Operating globally involves challenges that may adversely affect our ability to grow.

As of December 31, 2015, we had offices in 13 countries, and we expect the number of countries in which we operate to increase as we seek out growth opportunities in new geographic areas, including emerging markets and developing economies. There are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include difficulties in penetrating new markets because of established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, products or services, unavailability of joint venture partners or local companies for acquisition, unavailability of local suppliers to support our products and services, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, restrictions or limitations on outsourcing contracts or services abroad, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Expanding our business into emerging markets and developing economies may also present additional risks beyond those associated with more developed international markets. In any emerging markets and developing economies, we may face the risks of working in cash-based economies, dealing with inconsistent government policies and encountering sudden currency revaluations.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets constitute a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors, as well as changes in our share price and market capitalisation, may affect these assumptions. In 2014, we incurred a $39.8 million impairment charge related to our Analytics and Credit Centre businesses. If future testing indicates that impairment has occurred relative to current fair values, we may be required to record a non-cash impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

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

Our indebtedness could adversely affect our business, financial condition, and results of operations.

Our indebtedness could have significant consequences on our future operations, including:

–	making it more difficult for us to satisfy our indebtedness obligations and our other ongoing business obligations, which may result in defaults;

–	events of default if we fail to comply with the financial and other covenants contained in the agreements governing our debt instruments, which could result in all of our indebtedness becoming immediately due and payable or require us to negotiate an amendment to financial or other covenants that could cause us to incur additional fees and expenses;

–	sensitivity to interest rate increases on our variable rate outstanding indebtedness, which could cause our debt service obligations to increase significantly;

–	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

–	limiting our flexibility and increasing our costs in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industries in which we operate, and the overall economy;

–	placing us at a competitive disadvantage compared to any of our competitors that have less indebtedness or are less leveraged; and

–	increasing our vulnerability to the impact of adverse economic and industry conditions.

Our ability to meet our payment and other obligations under our indebtedness instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our indebtedness obligations and to fund other liquidity needs. We may incur substantial additional indebtedness or financing costs, including incurring secured indebtedness and repaying outstanding indebtedness, for many reasons, including to fund acquisitions. If we add additional indebtedness or other liabilities, the related risks that we face could increase.

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the ordinary shares of Markit Group Holdings Limited that we hold. Markit Group Holdings Limited is the parent of Markit Group Limited, which, together with its subsidiaries, owns substantially all of our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to meet our financial obligations.

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

Under our memorandum of association and bye-laws that took effect upon completion of our corporate reorganisation, we are authorised to issue up to 3,000,000,000 common shares, of which 176,786,908 common shares were issued and outstanding as of December 31, 2015, excluding 25,219,470 issued and outstanding common shares held by the Markit Group Holdings Limited Employee Benefit Trust. Upon consummation of our initial public offering, we entered into a registration rights and lock-up agreement with certain of our existing shareholders and with the Canada Pension Plan Investment Board (“CPPIB”). See “Item 7.Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Related Parties—Registration Rights Agreement” for a description of the terms of this agreement. Following the expiration of the lock-up periods set forth in that agreement, these shareholders will have the right to demand that we file a registration statement covering the offer and sale of their securities under the Securities Act, for as long as each holds unregistered securities. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Sales of common shares by these or any other shareholders, including through the exercise of options and the sale of shares by our employees, could have a material adverse effect on the trading price of our common shares. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

In addition, in February 2016, General Atlantic entered into a loan agreement pursuant to which it pledged 23,275,970 of our common shares to secure a $170.0 million loan. If General Atlantic were to default on its obligations under the loan and not timely post additional collateral, the lender would have the right to sell shares to satisfy General Atlantic’s obligation. Such an event could cause our share price to decline.

The obligations associated with being a public company require significant resources and management attention.

Our initial public offering has had a significant transformative effect on us. We incur significant additional legal, accounting, tax (by virtue of U.K. National Insurance requirements), reporting and other expenses as a result of having publicly traded common shares. We also incurred costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased insurance for directors and officers, investor relations and various other costs of a public company.

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

As of December 31, 2015, our shareholders who own more than 5% of our common shares (and entities affiliated with them) and our directors and executive officers collectively beneficially own approximately 50.8% of our issued and outstanding common shares. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including amendments to our bye-laws, the election of directors and the approval of mergers or other extraordinary transactions. In addition, they could influence our dividend policy. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

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

In the past, securities class action litigation has often been brought against companies following declines in the market price of their securities. This risk is especially relevant for us because financial services companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our financial condition or results of operations.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

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

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for our 2015 taxable year. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held common shares, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterised as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to our common shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a foreign corporation that is a PFIC if the foreign corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to our common shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

For information on our principal capital expenditures and divestitures since January 1, 2013, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. BUSINESS OVERVIEW

Company Overview

Markit is a leading global diversified provider of financial information services. Our offerings enhance transparency, reduce risk and improve operational efficiency in the financial markets. Since we launched our business in 2003, we have become deeply embedded in the systems and workflows of many of our customers and continue to become increasingly important to our customers’ operations. We leverage leading technologies and our industry expertise to create innovative products and services across multiple asset classes and geographies. We provide pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. Our end users include front- and back-office professionals, such as traders, portfolio managers, risk managers, research professionals and other financial markets participants, as well as operations, compliance and enterprise data managers. We anticipate and are highly responsive to evolving industry needs and work closely with market participants to develop new products and services.

We have more than 3,500 institutional customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges, clearinghouses, central banks and trading venues. For the years ended December 31, 2015, 2014 and 2013, we generated revenue of $1,113.4 million, $1,065.1 million and $947.9 million, respectively. For the years ended December 31, 2015, 2014 and 2013, we generated profit attributable to equity holders of $152.5 million, $165.2 million and $139.4 million, respectively, and Adjusted EBITDA of $496.9 million, $488.2 million and $421.3 million, respectively. Our Adjusted EBITDA margins for the years ended December 31, 2015, 2014 and 2013 were 45.0%, 46.0% and 45.6%, reflecting the operating leverage inherent in our business model and our focus on disciplined cost management.

For the years ended December 31, 2015, 2014 and 2013 approximately 50.0%, 49.8% and 49.9% of our revenue came from customers in the United States, 38.8%, 39.4% and 40.3% from the European Union and 11.2%, 10.8% and 9.8% from other geographic areas, respectively. For the years ended December 31, 2015, 2014 and 2013 we generated 56.1%, 52.5% and 50.6% of our revenue from recurring fixed fees and 37.6%, 42.3% and 45.3% from recurring variable fees, respectively.

Our business is organised in three divisions: Information, Processing and Solutions.

Information: Our Information division, which represented approximately 45.0% of our revenue in 2015, provides enriched content consisting of pricing and reference data, indices and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information division products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing: Our Processing division, which represented approximately 23.0% of our revenue in 2015, offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans. Our trade processing services enable buy-side and sell-side firms to process transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk, complying with reporting regulations and improving connectivity. We believe we are the largest provider of end-to-end multiple asset OTC derivatives trade processing services.

Solutions: Our Solutions segment, which represented approximately 32.0% of our revenue in the year ended December 31, 2015, provides configurable enterprise software platforms, managed services and hosted digital solutions. Our enterprise software delivers customised solutions to automate our customers’ in-house processing and connectivity for trading and post-trading processing, as well as enterprise risk management solutions to enable customers to calculate risk measures. Our managed services and hosted digital solutions offerings, which are targeted at a broad range of financial services industry participants, help our customers capture, organise, process, display and analyse information, manage risk, reduce fixed costs and meet regulatory requirements.

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

–	High Recurring Revenue: We offer our products and services primarily through recurring fixed fee and variable fee agreements, and this business model has historically delivered stable revenue and predictable cash flows. For the year ended December 31, 2015, we generated 56.1% of our revenue from recurring fixed fees and 37.6% from recurring variable fees. Many of the capabilities that we provide are core to our customers’ business operations, deeply embedded in their existing workflows and difficult to replace.

–	We calculate a renewal rate to assess how successful we have been in maintaining our existing business for products and services that fall due for renewal. This renewal rate compares the dollar value of renewals during the period to the total dollar value of all contracts that fall due for renewal during the period. This population of renewals is largely contracts that are recurring fixed fee in nature. The value of the contracts renewed includes situations where customers have renewed but downgraded the contract price, reduced the number of products and services they purchase from us or decided not to renew all products and services. It does not include the benefit of price increases on these existing products or services, or upgrades to existing contracted products or services. Using this definition, for the year ended December 31, 2015, our renewal rate of recurring fixed fee contracts was 89.8%.

–	Strong Organic Growth: The breadth of our offerings in conjunction with our large, global customer base allows us to cross-sell our products and services. We have also developed new products and services and substantially expanded our customer base.

–	High Cash Generation: Our business has low capital requirements for product maintenance and development, allowing us to generate strong cash flow.

Experienced Management Team Incentivised by Ownership Culture. On average, our 15 most senior managers have worked in the financial services industry for 22 years. This experience has provided our management team with a strong network of relationships and an extensive understanding of market participants within the financial services industry. We have attracted a highly qualified and motivated employee base through significant employee ownership which creates a culture of innovation and an organisation that quickly adapts to change.

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

Changing Regulatory Landscape. New global regulations are driving higher capital requirements, enhanced risk management, and increased electronic trading and reporting and compliance requirements. In addition, regulations are driving market participants to gather more timely, relevant and complete data to improve transparency and demonstrate they have the proper internal controls and processes needed to meet the evolving regulations. Regulatory authorities have also included in their decision-making process public consultations on the functioning and liquidity of financial markets and on supporting the development of regulatory technology. With these new regulations and as regulatory authorities globally continue to establish stricter standards, we believe our customers will continue to strengthen their compliance capabilities, manage greater volumes of data, improve their risk management functions and require services and solutions to meet these obligations

Evolving Technology and Communication Networks. Technology and information services are migrating toward cloud-based solutions and open architecture platforms. This trend creates challenges for securities firms and institutional investors, which have typically employed technology that is designed, built and administered in-house, a model that has limited flexibility and results in increased costs. These trends present an opportunity to create new services based on flexible technologies in a secure and compliant manner by moving away from high-cost, single-provider platforms.

Shifting Investment Styles. Investors are allocating increasing amounts of capital to passive investment products and are seeking exposure beyond equities to a wider range of asset classes, including bonds, loans and commodities. Passive investment products have proliferated due to investor demand for transparency, lower costs and greater liquidity. We believe these trends will persist, generating significant growth opportunities for our multiple asset class offerings.

Our Growth Strategies

The key components of our growth strategy include:

Deliver Products and Services to Drive Customer Cost-Efficiency. The financial services industry’s regulatory and operating environment is putting pressure on our customers’ profits, driving them to rationalise costs and operate more efficiently. We believe there is a significant opportunity to reshape the cost structure of the industry by replacing services that have historically been duplicated across institutions. Our experience, reputation as a trusted partner and strong relationships with major financial institutions have allowed us to respond to customer needs for centralised services such as reference data management, customer onboarding, withholding-tax compliance, third-party risk management, global corporate actions and document management, which we believe will generate substantial cost savings for our customers. For example, our Markit Genpact KYC Services joint venture centralises non-proprietary processes for onboarding new customers and manages other know-your-customer (“KYC”) requirements for the financial services industry and our KY3P (Know Your Third Party) solution acts as a centralised, cloud-based data hub that simplifies and standardises third-party risk management processes focusing on vendor due diligence and ongoing monitoring.

Capitalise on Evolving Regulatory and Compliance Environment. Changing regulations are creating the need for new compliance and reporting processes, risk management protocols, disclosure requirements, data and analytics. Increased regulatory focus on liquidity risk has been extending to both sell side and buy side financial institutions, which is expected to continue to increase demand for liquidity data. More recent regulatory initiatives also aim to foster the improved functioning of financial markets and encourage the development of third-party reporting and compliance services. We will continue to address these needs by providing auditable and compliant sources of risk and pricing data, integrated market and credit risk reporting and multiple asset class global solutions. Our solutions are expected to support customers’ regulatory submissions, including stress testing and scenario analysis. We expect our index business to benefit from the increased regulatory scrutiny imposed on administrators of benchmarks, which larger, well-established providers such as ourselves are best positioned to address, and our pricing business to benefit from regulation requiring funds to mark or float net asset values, provide greater transparency and frequency of valuations through services such as intra-day and real-time pricing, and to report on their full risk profile with better liquidity risk metrics. In addition, we are repositioning our derivatives processing business from a transaction-based confirmation service to a connectivity and regulatory reporting service; building out our KYC managed services capabilities; and enhancing our counterparty risk management and risk and trading analytics offerings to meet the growing requirements of regulation and compliance.

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

Pursue Strategic Acquisitions and Partnerships. We selectively evaluate technologies and businesses, like blockchain, that we believe have potential to enhance, complement or expand our product and service offerings and strengthen our value proposition to customers. We target acquisitions and partnerships that can be efficiently integrated into our global sales network, technology infrastructure and operational delivery model to drive value. We believe we are an acquirer of choice among prospective acquisition targets and a partner of choice among our peers due to our entrepreneurial culture, growth, global scale, strong brand, broad distribution capabilities and market position.

Business Divisions

Information

Our Information division (2015 revenue of $501.6 million) provides enriched content consisting of pricing and reference data, indices and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information division products and services are used throughout the financial services industry for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers to price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

The Information division serves more than 2,600 customers including buy-side firms (mutual funds, hedge funds, private equity funds, investment managers, insurance companies, pension funds, sovereign wealth funds and wealth managers), sell-side firms (investment banks, commercial banks, prime brokers, retail banks and custodian banks), exchanges, central banks, regulators, government agencies, rating agencies, research organisations, academics, accounting firms, consultancies, technology and service providers, and other corporations.

The Information division consists of three subdivisions:

–	Pricing and Reference Data. Our pricing and reference data subdivision provides our customers with independent pricing across major geographies and asset classes as well as instrument, entity and reference data products. We price instruments in the major asset classes, including fixed income, equities and credit. Our offering comprises several products that support the pricing and reference data needs of the credit derivative, bond and syndicated loan markets, most notably Reference Entity Database (“RED”) and Bond Reference Data. Customers use our pricing data primarily for independent valuations, risk analytics and pre-trade analytics. They use our reference data products in a broad range of valuation, trading and risk applications.

–	Indices. We own and administer indices covering loans, bonds, credit default swaps, structured finance and economic indicators, including the iBoxx, iTraxx and CDX indices, economic indices and the PMI series. We also deliver aggregated index and ETP pricing data to banks, asset managers, exchanges, ETF issuers, hedge funds and trading platforms. In addition to our index families, we provide a range of index-related services to enable our customers to meet their custom index requirements. Our indices are used for benchmarking, risk management, valuation and trading. They also form the basis of a wide range of financial products, including exchange traded funds, index funds, structured products and derivatives.

–	Valuation and Trading Services. We provide a broad range of valuation and trading services to both derivative and cash market participants focused on instrument and portfolio valuations, trading performance and analysis, research aggregation and investment process workflow. For example, our Totem service provides model validation and pricing verification of complex derivatives for sell-side firms, our portfolio valuation service provides buy-side firms with independent valuations for a wide range of derivatives and cash products across all asset classes, and our hosted trading analytics, compliance and reporting business measures trade execution quality and provides regulatory and best execution reporting.

For the years ended December 31, 2015, 2014 and 2013, our Information division generated revenue of $501.6 million, $486.5 million and $459.6 million, representing 45.0%, 45.7% and 48.5% of our total revenue, respectively, and Adjusted EBITDA of $245.1 million, $239.2 million and $217.2 million, representing 49.1%, 48.9% and 50.2% of our total Adjusted EBITDA before the removal of non-controlling interest, respectively.

Processing

Our Processing division (2015 revenue of $256.0 million) offers trade processing solutions globally for OTC derivatives, FX and syndicated loans, including connectivity, infrastructure and post-trade support. Our trade processing services enable buy-side and sell-side firms to process transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk, complying with reporting regulations and improving connectivity. Our Processing division sells products and offers services directly and via third parties, and its most significant offerings are our derivatives processing platform and our loans processing platform.

We believe our derivatives processing platform is the industry standard for OTC derivatives post-trade processing across credit, interest rates, equity and FX asset classes. The platform supports electronic confirmation, regulatory reporting, clearing connectivity and trade delivery for trade counterparties and inter-dealer brokers, clearing houses, trading venues and swap execution facilities. Our derivatives processing platform has an active network of more than 2,000 customers, including sell-side firms, buy-side firms and execution venues, with connectivity to 17 central counterparties. On an average day, our derivatives processing platform processes more than 90,000 transaction processing actions.

We believe our loans processing platform is the primary platform for the electronic confirmation, documentation and settlement of syndicated loans in the United States. It provides real-time data on loan inventories as well as reconciliation and status reporting for new and historical trades. The platform connects sell-side and buy-side firms and loan agents in a single workflow. Functionality is currently being expanded to include loan custodians. We settle substantially all Loan Syndications and Trading Association (“LSTA”) leveraged syndicated loans and also support and settle loans trading in the Loan Market Association (“LMA”) market through our loans processing platform. With the acquisition of DealHub, a software company specialising in FX solutions, in September 2015, our Processing division expanded its core post-trade services and enhanced our offering with pre-trade tools and the ability to deploy customised software solutions that automate customers’ in house processes.

For the years ended December 31, 2015, 2014 and 2013, our Processing division generated revenue of $256.0 million, $284.9 million and $265.3 million, representing 23.0%, 26.7% and 28.0% of our total revenue, respectively, and Adjusted EBITDA of $133.9 million, $156.6 million and $138.1 million, representing 26.8%, 32.0% and 31.9% of our total Adjusted EBITDA before the removal of non-controlling interest, respectively.

Solutions

Our Solutions division (2015 revenue of $355.8 million) provides configurable enterprise software platforms, managed services and hosted digital solutions under two subdivisions, enterprise software and managed services. Our offerings help our customers capture, organise, process, display and analyse information, automate in-house processing and connectivity, calculate and manage risk and meet regulatory requirements. As the financial services industry places a renewed emphasis on cost efficiency and operational risk reduction, we believe institutions are likely to increase their use of outsourcing to industry experts. Our products and services are designed to help our customers achieve material operational efficiency gains by using deep subject matter expertise and increased automation and by leveraging standardised, mutualised data and processes.

Our Solutions division targets a broad customer base within the financial services industry including buy-side and sell-side firms, custodians, private equity firms, wealth management firms, retail brokerages, insurance companies, asset managers, fund administrators, regulators, media firms, data providers and multinational corporations. Our division uses in-house sales teams to sell directly to customers.

Our Solutions division provides enterprise software and managed services covering:

–	Digital. We design, build and host custom web solutions for both retail and institutional financial services firms. Our solutions help our global customers and their clients access, visualise and understand complex financial datasets. We leverage a single infrastructure for fast-to-market delivery and apply award-winning design to align with our customers’ unique branding and vision.

–	Regulatory compliance. We provide standardised, centralised solutions that enable our customers to rapidly address complex and evolving regulatory requirements. This allows financial institutions to address entrenched structural costs in non-differentiating processes while reducing overall risk. Counterparty Manager helps manage and share counterparty documentation, make regulatory representations and validate compliance with evolving obligations. CTI Tax Solutions provides a suite of tools that helps financial institutions and multi-national corporations comply with the withholding and reporting tax rules associated with cross-border payments. Kyc.com is a centralised service for end-to-end management of client on boarding and other KYC requirements in the financial markets, and KY3P is a centralised data hub that standardises and simplifies third-party due diligence and ongoing monitoring.

–	Asset servicing. Our asset servicing solutions enable customers to achieve front-to-back business benefits in prime brokerage, loan operations, corporate actions and securities processing while lowering the cost of ownership through the use of shared technology and processes. We provide outsourced access to our suite of services for middle- and back-office loan operations, including portfolio management, trade settlement and agent servicing. Our corporate actions solution provides a centralised source of validated corporate action data for equities, fixed income and structured securities. Information Mosaic is a suite of integrated software services that supports post-trade securities operations to provide solutions for securities processing, asset servicing and management of the corporate actions life cycle. We also provide a suite of hosted global prime finance software, Prime Services, to enable full management of prime services operations.

–	Data management. Our EDM offering is a hosted or installed platform used to acquire, validate, distribute and store a wide range of trade, operational, risk, finance and customer data, allowing customers to streamline front-, middle- and back-office operations in a fully audited and transparent environment. Solutions include master data management, data integration, data aggregation, reconciliation and reporting. It enables customers to benefit from greater control, ongoing compliance, auditability and transparency of their data. By creating golden copies and ensuring the right data is available in the right format at the right time, our customers can help build trust in their data and reporting.

–	Risk analytics. Analytics provide a range of risk management solutions including market risk, counterparty credit risk, regulatory capital and xVA solutions, addressing regulatory risk requirements across a broad range of asset classes. These solutions are highly performant and scalable solutions, helping large financial institutions address new regulations.

–	Trading and portfolio management. Our integrated front office solution, thinkFolio, provides portfolio modelling, trade order management, compliance and real-time cash management across asset classes. WSO, our loan portfolio management software, delivers reporting, collateralised loan obligation compliance, integration, performance analysis and agent syndication across the complete trading lifecycle.

For the years ended December 31, 2015, 2014 and 2013, our Solutions division generated revenue of $355.8 million, $293.7 million and $223.0 million, representing 32.0%, 27.6% and 23.5% of our total revenue, respectively, and Adjusted EBITDA of $120.0 million, $93.1 million and $77.5 million, representing 24.1%, 19.1% and 17.9% of our total Adjusted EBITDA before the removal of non-controlling interest, respectively.

Customers

We have a diverse global customer base across buy-side and sell-side firms, including banks, asset managers, hedge funds, private equity and venture capital funds, fund administration firms and other organisations. Our customers also include exchanges, central banks, regulators, government agencies, rating agencies, research organisations, academics, accounting firms, consultancies, technology and service providers, information service providers, exchanges, clearing and trading venues, and other corporations. We have over 3,500 institutional customers, including many of the largest companies in the financial services industry. In 2015, no customers or group of affiliated customers represented more than 5% of our revenue and fewer than 25 customers or groups of affiliated customers each generated more than $10 million in revenue.

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

Our principal competitors for our Information division products and services are Bloomberg L.P., FactSet, IntercontinentalExchange, Inc. and Thomson Reuters Inc. The principal competitors for our Processing division products and services are Bloomberg L.P., IntercontinentalExchange, Inc., Traiana, Inc. and Thomson Reuters Inc. Our Solutions division products and services compete with firms such as BlackRock, Inc., Bloomberg L.P., IBM Algorithmics, Thomson Reuters Inc. and global accounting and consulting firms.

C. ORGANIZATIONAL STRUCTURE

A list of our subsidiaries, including name, country of incorporation or residence and proportion of ownership interest and voting power is provided in “Item 19. Exhibits—Exhibit 8.1,” which is incorporated herein by reference.

D. PROPERTY, PLANT AND EQUIPMENT

Markit is headquartered in London, United Kingdom and operates in 30 offices around the globe. As of December 31, 2015, our principal offices consisted of the following properties:

Location	Square feet	Lease expiration date(1)	Use
London, United Kingdom	105,000	December 2025	Office Space
New Delhi, India	51,971	July 2021	Office Space
New York City, U.S.	41,743	August 2018	Office Space
Dallas, U.S.	47,713	September 2029	Office Space
Boulder, U.S. (Central Ave.)	59,620	December 2017	Office Space
Boulder, U.S. (Flatiron Pkwy.)	30,196	December 2027	Office Space

(1)	Expiration dates include exclusive renewal options granted to Markit in existing leases.

We also lease offices in the following locations: Amsterdam, Andover, Boston, Calgary, Chicago, Dublin, Frankfurt, Gurgaon, Hauppauge, Henley on Thames, Hong Kong, London, Manchester, New York, Paris, Singapore, South Africa, Sydney, Tokyo, Toronto, Valley Cottage, and Vancouver. Historically, we have sought to consolidate acquisitions into major locations, such as London and New York, whenever logistically and commercially reasonable; however, there have been instances where we have expanded our footprint into new locations post-acquisition.

On March 26, 2015, we entered into a lease for a new primary office location in New York City, which will consolidate the two office locations we currently have in the city. We expect to spend approximately $27.5 million in building out the space, funded by our working capital.

We continue to invest in our current locations as necessary and we believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our current business operations, and that additional or alternative space will be available on commercially reasonable terms for future use and expansion.

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

Business Overview

Markit is a leading global diversified provider of financial information services. Our offerings enhance transparency, reduce risk and improve operational efficiency in the financial markets. Since we launched our business in 2003, we have become deeply embedded in the systems and workflows of many of our customers and continue to become increasingly important to our customers’ operations. We leverage leading technologies and our industry expertise to create innovative products and services across multiple asset classes. We provide pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. Our end users include front- and back-office professionals, such as traders, portfolio managers, risk managers, research professionals, technology companies and other financial markets participants, as well as operations, compliance and enterprise data managers. We anticipate and are highly responsive to evolving industry needs and work closely with market participants to develop new products and services. We have more than 3,500 institutional customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges, clearing houses, central banks and trading venues. As of December 31, 2015, we had 30 offices in 13 countries.

Key Developments

On March 10, 2015 we agreed to acquire the assets and intellectual property associated with the Halifax House Price Index from Lloyds Banking Group. The Halifax House Price Index is a leading barometer of the UK’s property market. The financial results associated with the Halifax House Price Index will be reported within our Information segment post-closing.

On March 26, 2015, we entered into a lease for a new primary office location in New York City, which will consolidate the two office locations we currently have in the city. We currently expect to move to the new location as soon as the fourth quarter of 2016.

On May 7, 2015, our Board of Directors authorised the repurchase of up to $500 million of our common shares over two years, at the discretion of our management.

On June 10, 2015, we completed a public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-204106) that was declared effective on June 4, 2015. Under the registration statement, we registered the offering and sale by certain selling shareholders of an aggregate of 27,501,271 common shares. As part of the offering, we purchased from the underwriters 14,048,820 common shares sold in the offering at a price per common share of

$24.913125, for an aggregate purchase price of approximately $350 million. All repurchased shares were cancelled. We funded the purchase of shares through a combination of cash on hand and a drawdown of our revolving credit facility. The remaining common shares registered under the registration statement, which included 1,754,667 common shares sold pursuant to an option to purchase additional shares granted to the underwriters, were sold at a price to the public of $25.75 per share. We did not receive any proceeds from the sale of common shares in the offering. The offering expenses, not including the underwriting discounts and commissions, were approximately $1.40 million and were payable by us. The offering expenses include SEC registration fees, FINRA filing fees, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses, as well as other miscellaneous fees and expenses.

On July 1, 2015, we completed the acquisition of Information Mosaic Limited. Information Mosaic is a leading software provider, offering a suite of products that offer tier-one financial institutions integrated software services that support post-trade securities operations, which provides industry-leading solutions for securities processing, asset servicing and management of the corporate actions life cycle. Information Mosaic is reported within our Solutions segment.

On September 1, 2015, we completed the acquisition of DealHub. DealHub is a leading provider of trade processing and trading services to the foreign exchange market. Dealhub is reported within our Processing segment.

On September 30, 2015, we reached an agreement to settle the consolidated antitrust class action lawsuit in the United States District Court in the Southern District of New York that Markit had been defending with a number of major international investment banks and ISDA. The settlement agreement provides for Markit to pay a settlement amount of $45 million with no injunctive or other significant non-monetary obligations and no admission of any liability. The final settlement agreement was preliminarily approved by the court on October 29, 2015.

On October 1, 2015, we completed the acquisition of CoreOne Technologies, a leading provider of financial data creation, management and distribution services and solutions, used in the front-, middle- and back-office by asset managers, hedge funds, wealth managers, prime brokers, fund administrators and investment banks. The total consideration payable was approximately $200 million and was funded using cash and a drawdown of our revolving credit facility. Two CoreOne businesses were incorporated in out Information division: DeltaOne Solutions delivers aggregated index and ETP pricing data to banks, asset managers, exchanges, ETF issuers, hedge funds and trading platforms, and was incorporated into the Index subdivision, and RegOne Solutions, a hosted trading analytics, compliance and reporting business which measures trade execution quality and provides regulatory and best execution reporting, is used by broker-dealers, asset managers, alternative trading systems, stock exchanges and other industry professionals, and was incorporated into the Valuation and Trading Services subdivision. Two CoreOne businesses were also incorporated into the Enterprise Software subdivision of our Solutions segment: VistaOne Solutions, an end-to-end suite of data warehouse, data governance, reporting, web publishing, installed and hosted products, provides data management, reporting and distribution solutions to securities and asset management industries and PrimeOne Solutions provides hosted global prime brokerage application services, including synthetic prime brokerage, a full function global prime brokerage system, securities lending technology and reporting and a customer servicing suite.

On November 4, 2015 we issued two series of senior unsecured notes having an aggregate principal amount of $500 million to certain institutional investors. One series of the notes was issued in an aggregate principal amount of $210 million, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of the notes was issued in an aggregate principal amount of $290 million, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. The proceeds from the notes were used to pay down debt on our existing revolving credit facility.

On December 7, 2015 we entered into an aggregate $200 million accelerated share repurchase (“ASR”) with each of J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch, and Morgan Stanley & Co. LLC. Upon commencement, 5,095,108 shares representing approximately $150 million of the aggregate amount of the ASR were received and cancelled thereafter. We may receive additional shares at or prior to maturity of the ASR. The total number of shares ultimately to be repurchased under the ASR will generally be based on the daily volume-weighted average price of the shares during the calculation period for the ASR, less an agreed discount. At final settlement of the ASR, we may be entitled to receive additional shares, or, under certain limited circumstances, be required to deliver shares to the relevant ASR counterparty. We anticipate that all repurchases under the ASR agreements will be completed by the third quarter of 2016, although each ASR counterparty has the right to accelerate settlement of its respective ASR agreement under certain circumstances. The transaction completed the $500 million share repurchase program authorised in May 2015, with an additional $50 million share repurchase being approved by our Board of Directors in connection with the ASR.

On January 11, 2016 we agreed to acquire the position reconciliation technology assets of DTCC Loan/SERV LLC (“Loan/SERV”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). Nearly 400 asset managers representing approximately 6,000 funds in the global syndicated loan market use the Loan/SERV Loan Position Reconcilement Service to reconcile over one million positions with the records maintained by administrative agent banks. Loan/SERV will be reported in our Processing segment.

On January 21, 2016 we completed the transfer of HSBC’s Asian Bond Index series (ALBI, ADBI and AHBI indices). The indices are operated as part of our iBoxx family of indices, allowing us to provide essential benchmarks for passive and active portfolio management.

On February 4, 2016, our Board of Directors authorised the repurchase of up to $500 million of our common shares over the next two years, at the discretion of our management. At management’s discretion, we may repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases depends on the availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements. The program may be modified, suspended or terminated at any time without prior notice.

Our Operating Segments

We organise our business in three segments: Information, Processing and Solutions.

Information segment

Our Information segment, which represented 45.0% of our revenue in the year ended December 31, 2015, provides enriched content consisting of pricing and reference data, indices and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information segment products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing segment

Our Processing segment, which represented 23.0% of our revenue in the year ended December 31, 2015, offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans. Our trade processing services enable buy-side and sell-side firms to process transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk, complying with reporting regulations and improving connectivity. We believe we are the largest provider of end-to-end multiple asset OTC derivatives trade processing services.

Solutions segment

Our Solutions segment, which represented approximately 32.0% of our revenue in the year ended December 31, 2015, provides configurable enterprise software platforms, managed services and hosted digital solutions. Our enterprise software delivers customised solutions to automate our customers’ in-house processing and connectivity for trading and post-trading processing, as well as enterprise risk management solutions to enable customers to calculate risk measures. Our managed services and hosted digital solutions offerings, which are targeted at a broad range of financial services industry participants, help our customers capture, organise, process, display and analyse information, manage risk, reduce fixed costs and meet regulatory requirements.

Key Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings are key measures to assess our financial performance. These measures demonstrate our ability to grow while maintaining profitability and generating strong positive cash flows over time.

Adjusted EBITDA and Adjusted Earnings are not measures defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA and Adjusted Earnings is our profit from continuing operations for the relevant period. These measures are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Please see “—Reconciliation to Non-IFRS Financial Measures” for a description of our non-IFRS financial measures, an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow, and reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

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

Adjusted Earnings and related metrics

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

Global operations

We are a global company with operations, as of December 31, 2015, primarily in the United Kingdom, the United States, Germany, the Netherlands, India, Singapore, Canada, Australia, Japan and Hong Kong. As a result, our consolidated revenue and results of operations are affected by fluctuations in the exchange rates of the currencies of the countries in which we operate, primarily the U.S. dollar, pound sterling and euro. Our revenue is typically earned in these currencies, and our expenses across the company are typically incurred in these same currencies, providing a natural hedge to the exposure. Where this is not the case, we have implemented a strategy to hedge material, highly probable or committed foreign currency cash flows. We do not use financial derivatives for trading or other speculative purposes. We have not historically considered it necessary to, and we do not currently, hedge our balance sheet or capital exposures.

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

Business combinations

Acquisitions are an important part of our growth strategy, and we expect to make additional acquisitions in the future. From January 1, 2013 to December 31, 2015, we acquired six businesses for aggregate consideration of $468.2 million. As a consequence of the contributions of these businesses and acquisition related expenses, our consolidated results of operations may not be comparable between periods.

Our most significant acquisitions since January 1, 2013 were:

–	Our acquisition of thinkFolio Limited on January 13, 2014, a leading portfolio management software company, which is reported within our Solutions segment.

–	Our acquisition on July 1, 2014 of a majority shareholding in Compliance Technologies International LLP (“CTI”), a leading provider of tax certification services, which is reported within our Solutions segment.

–	Our acquisition on October 1, 2015 of CoreOne Technologies, a leading provider of financial data creation, management and distribution services and solutions, used in the front-, middle- and back-office by asset managers, hedge funds, wealth managers, prime brokers, fund administrators and investment banks.

Acquisition of non-controlling interest

On April 2, 2013, we acquired the remaining interests in our subsidiary MarkitSERV, LLC, previously owned by DTCC, increasing our holding to 100%. As a result of this transaction, our results of operations are no longer reduced by this non-controlling interest.

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

Share based compensation and related items

We operate a number of equity-settled, share based compensation plans, under which we grant equity instruments (options and restricted shares) as consideration for services from our employees. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The equity instruments granted vest upon the satisfaction of a service condition which, for the majority of awards, is satisfied over either three or five years. Restricted shares are granted to certain employees and become unrestricted typically over a period of three or five years. A number of equity instruments vested in full upon the successful completion of our initial public offering in June 2014 and an accelerated share-based compensation charge of $7.3 million has been recognised as an exceptional item in the year ended December 31, 2014 in relation to these.

On August 1, 2013, we granted options to purchase 2.6 million shares (before giving effect to our 10-to-1 share split in connection with our corporate reorganisation and initial public offering) to certain key employees as part of an incentive based retention program. These options will vest upon the satisfaction of a service condition which will be satisfied over a five-year period after our initial public offering. Annual compensation expense related to this grant is approximately $2.7 million.

In 2014, a total share-based compensation charge of $4.0 million was recognised in relation to these options, including $1.4 million which has been treated as an exceptional item and which relates to the acceleration of the amount which would have been recognised to the date in first quarter of 2014 when the successful completion of our initial public offering was deemed probable, if the completion of the initial public offering had been considered probable on the grant date.

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

As a public company, a higher premium is attributed to our equity than when we were a private company. Charges in respect of our share-based compensation charges, related to new equity grants, are consequently expected to be at a higher value than when we were a private company.

See Note 24 of the audited consolidated financial statements for a more detailed analysis of our share-based compensation plans.

Results of Operations

Description of key line items of the historical consolidated statements of income

Set forth below is a brief description of the composition of the key line items of our historical consolidated statements of income from continuing operations:

–	Revenue. Represents the income recognised from our sale of pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. We classify the revenue recognised from the sale of our products and services into three groups as defined below:

–	Recurring fixed revenue – Revenue generated from contracts specifying a fixed fee for services delivered over the life of the contract. The fixed fee is typically paid annually, semiannually or quarterly in advance. These contracts are typically subscription contracts where the revenue is recognised across the life of the contract. The initial term of these contracts can range from one to five years and usually includes auto-renewal clauses.

–	Recurring variable revenue – Revenue derived from contracts that specify a fee for services which is typically not fixed. The variable fee is typically paid monthly in arrears. Recurring variable revenue is based on, among other factors, the number of trades processed, assets under management or the number of positions we value. Many of these contracts do not have a maturity date while the remainder have an initial term ranging from one to five years.

–	Non-recurring revenue – Revenue that relates to certain software licence sales and the associated consulting revenue.

–	Operating expenses. Includes personnel costs, operating lease payments, technology costs, subcontractor and professional fees and other expenses. Personnel costs are our most significant cost and include salaries, bonuses and benefits.

–	Exceptional items. Items of income and expenses that have been shown separately due to the significance of their nature, size or incidence of occurrence. Exceptional items include certain legal advisory costs, platform migration costs, IFRS conversion costs, impairments of intangible assets, fair value gains or losses on disposals, profit/(loss) on the sale of available for sale financial assets, indirect taxes, restructuring costs, legal settlements and other charges related to our initial public offering.

–	Acquisition related items. Relates to legal and tax advisory costs attributable to acquisitions. In addition to these direct acquisition costs, we also include fair value adjustments to contingent consideration paid in relation to our completed acquisitions.

–	Amortisation – acquisition related. Amortisation of the intangible assets associated with our acquisitions is calculated using the straight line method to allocate the difference between each asset’s cost and the residual value over the asset’s estimated useful life.

–	Depreciation and amortisation – other. Depreciation on tangible fixed assets and amortisation of other intangible assets is calculated using the straight line method to allocate the difference between each asset’s cost and the residual value over the asset’s estimated useful life.

–	Share based compensation and related items. Relates to equity compensation arrangements for our employees under which we grant equity instruments as consideration for services and the non-cash movement in the fair value of the liability for social security costs on employee equity instruments.

–	Other gains/(losses) – net. Principally includes the net profit and loss impact of adjustments to the fair value of unrealised forward foreign exchange contracts used to manage our foreign exchange risk and the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

–	Finance costs – net. Interest and similar expenses relate to interest on borrowings and on finance lease liabilities, issue costs on borrowings, dividends on redeemable preference shares and the unwinding of discounts. Interest income relates to interest earned on short term bank deposits.

–	Share of results from joint venture. Relates to our share of profits or losses associated with our joint venture.

–	Income tax expense. Represents the aggregate amount included in the determination of profit for the period in respect of current tax and deferred tax, predominantly paid in the United Kingdom and the United States.

Results of operations for the years ended December 31, 2015 and December 31, 2014

The following table summarises our results of operations for the years ended December 31, 2015 and 2014:

	For the year ended December 31,

($ in millions, except per share amounts, number of shares and percentages)	2015	2014
Revenue	1,113.4	1,065.1
Operating expenses	(600.4)	(569.2)
Exceptional items	(48.7)	(84.9)
Acquisition related items	(4.2)	12.4
Amortisation – acquisition related	(63.7)	(57.9)
Depreciation and amortisation – other	(107.0)	(100.1)
Share based compensation and related items	(50.8)	(16.0)
Other gains / (losses) – net	13.7	(6.0)
Operating profit	252.3	243.4
Finance costs – net	(18.9)	(16.9)
Share of results from joint venture	(11.3)	(5.9)
Profit before income tax	222.1	220.6
Income tax expense	(70.0)	(56.5)
Profit after income tax	152.1	164.1
Earnings per share, basic	0.85	0.92
Earnings per share, diluted	0.80	0.90
Weighted average number of shares issued and outstanding, basic	179,797,425	179,183,880
Weighted average number of shares issued and outstanding, diluted	189,796,719	184,467,540
Other financial data(1):
Adjusted EBITDA	496.9	488.2
Adjusted EBITDA margin	45.0%	46.0%
Adjusted Earnings	273.9	279.0
Adjusted Earnings per share, diluted(2)	1.44	1.51

(1)	See “—Reconciliation to Non-IFRS Financial Measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

Revenue

Revenue increased by $48.3 million, or 4.5%, to $1,113.4 million for the year ended December 31, 2015, from $1,065.1 million for the year ended December 31, 2014. On a constant currency basis, our revenue growth was 7.4%.

Organic revenue growth was $38.3 million, or 3.6%. This was driven by new business wins and increased customer assets under management across our Solutions and Information segments, offset by a decrease in our Processing segment mainly as a result of previously announced price reductions in our derivatives processing product and lower primary loan issuance volumes in our loans processing product.

Acquisitions contributed $41.1 million, or 3.8%, to revenue growth. In our Solutions segment, thinkFolio, CTI Tax Solutions and Information Mosaic were acquired in January 2014, July 2014 and July 2015, respectively. In our Processing segment, DealHub was acquired in September 2015. In our Information and Solutions segments, CoreOne was acquired in October 2015.

We experienced an adverse movement in exchange rates period-over-period, which decreased our revenue growth by $31.1 million, or 2.9%. Our revenue currency exposure for the year ended December 31, 2015 was 71.7% in U.S. dollars, 23.7% in British pounds and 4.6% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased to 56.1% for the year ended December 31, 2015, from 52.5% for the year ended December 31, 2014. This was due to new business wins in our Information and Solutions segments, customers moving from variable to fixed contracts in the Information Valuation and Trading Services subdivision, and the acquisitions of Information Mosaic, DealHub, and CoreOne.

Recurring variable revenue as a percentage of total revenue decreased to 37.6% for the year ended December 31, 2015, from 42.3% for the year ended December 31, 2014. This was largely due to decreased revenue within the Processing segment as described above and customers moving from variable to fixed contracts in the Information Valuation and Trading Services subdivision, partially offset by increases in the Solutions segment and Information Indices subdivision associated with increased customer assets under management and new business wins.

Non-recurring revenue as a percentage of total revenue increased to 6.3% for the year ended December 31, 2015, from 5.2% for the year ended December 31, 2014, and increased to $70.0 million for the year ended December 31, 2015, from $55.4 million for the year ended December 31, 2014. This was principally due to new business wins in our Solutions segment, and the acquisitions of CTI Tax Solutions and Information Mosaic.

Operating expenses

Operating expenses increased by $31.2 million, or 5.5%, to $600.4 million for the year ended December 31, 2015, from $569.2 million for the year ended December 31, 2014. As a percentage of revenue, operating expenses increased slightly to 53.9% for the year ended December 31, 2015, compared to 53.4% for the year ended December 31, 2014.

Personnel costs increased by $11.9 million, or 3.4%, to $362.3 million for the year ended December 31, 2015, from $350.4 million for the year ended December 31, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions and continued investment in products to facilitate future growth, partially offset by tighter controls over employee compensation and the impact of favourable movements in foreign exchange rates. Personnel costs as a percentage of total operating expenses decreased to 60.3% for the year ended December 31, 2015 from 61.6% for the year ended December 31, 2014.

Exceptional items

Exceptional items for the year ended December 31, 2015 were $48.7 million. These pertain to the agreement to settle the consolidated U.S. antitrust class action lawsuit regarding credit derivatives and related markets for $45.0 million and legal advisory fees of $3.7 million associated with the antitrust class action lawsuit as well as the related ongoing antitrust investigations by the U.S. Department of Justice and the European Commission.

Exceptional items for the year ended December 31, 2014 were $84.9 million. Costs associated with our initial public offering in June 2014 were $39.5 million, $8.3 million was due to an impairment charge resulting from the decision to close the Credit Centre business within the Processing segment, $31.5 million was due to the impairment charge against goodwill in the Analytics business within the Solutions segment, and $5.6 million was due to legal advisory fees related to ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit regarding credit derivatives and related markets.

Acquisition related items

Acquisition related items for the year ended December 31, 2015 were a net expense of $4.2 million relating to legal and other advisory fees totalling $4.8 million associated with the acquisitions of Information Mosaic, DealHub and CoreOne and $0.9 million of remuneration related to the CoreOne acquisition, partially offset by a $1.5 million credit in relation to revaluation of contingent consideration relating to the acquisition of DTCC Loan/SERV’s messaging business in 2011.

Acquisition related items for the year ended December 31, 2014 were a net credit of $12.4 million, consisting of a $13.5 million credit to reduce the carrying value of contingent consideration relating to the Securities Hub acquisition, a $2.4 million credit to adjust the fair value of contingent consideration and related remuneration associated with our thinkFolio acquisition, and an expense of $3.5 million in relation to legal and advisory fees for the acquisitions of thinkFolio and CTI Tax Solutions.

Amortisation – acquisition related

Acquisition related amortisation increased by $5.8 million, or 10.0%, to $63.7 million for the year ended December 31, 2015, as compared to the year ended December 31, 2014, reflecting the acquisitions of Information Mosaic, DealHub and CoreOne during the course of 2015.

Depreciation and amortisation – other

Depreciation and amortisation – other increased by $6.9 million, or 6.9%, to $107.0 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This increase reflects the continued investment in developing new and enhancing existing products and services, including a $4.2 million increase in the amortisation of internally generated intangibles.

Share based compensation and related items

Share based compensation and related items increased by $34.8 million to $50.8 million for the year ended December 31, 2015, from $16.0 million for the year ended December 31, 2014. The increase reflects a higher fair value per unit ascribed to new equity awards in the period following the removal of the illiquidity discount we had as a private company, the impact of which was fully realised on the annual awards made in January 2015. In addition, a charge of $14.4 million was incurred in the year ended December 31, 2015 to recognise the increase in the fair value of social security liability in respect of future expected equity exercises, compared to a charge of $2.6 million for the year ended December 31, 2014. The change in the fair value of the social security liability in both 2014 and 2015 was impacted principally by movements in the company’s share price.

Other gains / (losses) – net

For the year ended December 31, 2015, total net other gains were $13.7 million compared to total net other losses of $6.0 million for the year ended December 31, 2014. The movement reflects, in part, net gains on foreign exchange forward contracts of $9.1 million for the year ended December 31, 2015, compared with net losses on foreign exchange forward contracts of $2.5 million for the year ended December 31, 2014.

Net foreign exchange gains were $4.6 million in the year ended December 31, 2015 compared to net foreign exchange losses of $3.5 million in the year ended December 31, 2014; these gains represent the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

Finance costs – net

Net finance costs increased by $2.0 million, or 11.8%, to $18.9 million for the year ended December 31, 2015, from $16.9 million for the year ended December 31, 2014, primarily as a result of an increase in the interest payable following the issuance of the senior unsecured notes, partially offset by the reduction in the charge from the unwind of discount following payments made to reduce discounted liabilities.

Share of results from joint venture

This represents our share of the result of Markit Genpact KYC Limited, a joint venture established with Genpact to provide KYC services. Our share of the loss incurred for the year ended December 31, 2015 was $11.3 million, compared to $5.9 million for the year ended December 31, 2014, and represents the ongoing investment of the joint venture in establishing its service.

Income tax expense

Income tax expense was $70.0 million for the year ended December 31, 2015 compared to $56.5 million for the year ended December 31, 2014, an increase of $13.5 million, or 23.9%. Our effective tax rate was 31.5% for the year ended December 31, 2015 compared to 25.6% for the year ended December 31, 2014.

The increase in effective tax rate in 2015 is primarily the result of prior period adjustments being recognised during the year ended December 31, 2015. In addition, the impact on deferred tax balances of a change to U.S. state taxes had the result of increasing the tax charge and effective tax rate in the year ended December 31, 2015.

Profit after income tax

Profit was $152.1 million for the year ended December 31, 2015, compared to $164.1 million for the year ended December 31, 2014, a reduction of $12.0 million, or 7.3%. This principally reflects the operating performance discussed above and a reduction in exceptional items, offset by higher acquisition related and share based compensation expenses and income tax expense.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $496.9 million for the year ended December 31, 2015 increased by $8.7 million, or 1.8%, from $488.2 million for the year ended December 31, 2014. This increase was driven by the Solutions and Information segments, partially offset by a decrease in the Processing segment and reflects the operating performance as described above. Adjusted EBITDA also includes a $14.0 million loss in the year ended December 31, 2015 associated with our share of the KYC joint venture, which is included in our Solutions segment.

Adjusted EBITDA margin decreased to 45.0% for the year ended December 31, 2015, compared to 46.0% for the year ended December 31, 2014, largely as a result of reduced revenue in the Processing segment.

Adjusted Earnings and Adjusted Earnings per share, diluted

Adjusted earnings for the year ended December 31, 2015, decreased $5.1 million, or 1.8%, to $273.9 million from $279.0 million for the year ended December 31, 2014. This reflects an increase in the depreciation and amortisation charge and cash interest expense for the period which outweighed the increase in Adjusted EBITDA for the period.

Adjusted earnings per share, diluted for the year ended December 31, 2015 was $1.44 compared to $1.51 for the year ended December 31, 2014. This reflects the decrease in year-on-year adjusted earnings as well as increased dilution from a higher, post-IPO share price and the associated impact on share option dilution, in addition to dilution from share option exercises since December 31, 2014.

Results of operations for the years ended December 31, 2014 and December 31, 2013

The following table summarises our results of operations for the years ended December 31, 2014 and 2013:

	For the year ended December 31,

($ in millions, except per share amounts, number of shares and percentages)	2014	2013
Revenue	1,065.1	947.9
Operating expenses	(569.2)	(515.1)
Exceptional items	(84.9)	(60.6)
Acquisition related items	12.4	1.4
Amortisation – acquisition related	(57.9)	(50.1)
Depreciation and amortisation – other	(100.1)	(86.0)
Share based compensation and related items	(16.0)	(8.1)
Other (losses) / gains – net	(6.0)	0.7
Operating profit	243.4	230.1
Finance costs – net	(16.9)	(19.4)
Share of results from joint venture	(5.9)	–
Profit before income tax	220.6	210.7
Income tax expense	(56.5)	(63.7)
Profit after income tax	164.1	147.0
Earnings per share, basic	0.92	0.80
Earnings per share, diluted	0.90	0.79
Weighted average number of shares issued and outstanding, basic	179,183,880	173,875,980
Weighted average number of shares issued and outstanding, diluted	184,467,540	175,550,760
Other financial data(1):
Adjusted EBITDA	488.2	421.3
Adjusted EBITDA margin	46.0%	45.6%
Adjusted Earnings	279.0	248.4
Adjusted earnings per share, diluted(2)	1.51	1.41

(1)	See “—Reconciliation to Non-IFRS Financial Measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares issued and outstanding, diluted.

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

Acquisitions contributed $29.2 million to revenue growth, or 3.1% of the 12.4% increase in revenue, in relation to the acquisitions in our Solutions segment of Corporate Actions, thinkFolio and CTI Tax Solutions, which were acquired in July 2013, January 2014, and July 2014, respectively.

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

A $31.9 million impairment of goodwill was taken in relation to Analytics, within our Solutions division, as developments in the regulatory and business environment have resulted in weaker than anticipated growth. Also a $7.9 million impairment of other intangible assets was taken in regard to Credit Centre, in our Processing segment, following the decision to close the business.

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

These credits were partially offset by $3.5 million of legal and tax advisory costs incurred in relation to the acquisitions of thinkFolio and CTI Tax Solutions in the year ended December 31, 2014.

Acquisition related items for the year ended December 31, 2013 were a gain of $1.4 million and primarily consisted of a credit on the reassessment of the fair value of contingent consideration related to historical acquisitions.

Amortisation – acquisition related

Acquisition related amortisation increased by $7.8 million, or 15.6%, to $57.9 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, reflecting the acquisitions of thinkFolio on January 13, 2014 and CTI Tax Solutions on July 1, 2014.

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

Other (losses) / gains – net

For the year ended December 31, 2014, we had total net other losses of $6.0 million compared to total net other gains of $0.7 million for the year ended December 31, 2013. The movement reflects net foreign exchange losses of $3.5 million and a net loss on foreign exchange forward contracts of $2.5 million for the year ended December 31, 2014, compared with net foreign exchange losses of $0.9 million offset by a net gain on foreign exchange forward contracts of $1.6 million for the year ended December 31, 2013. Net foreign exchange gains/losses represent the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

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

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $488.2 million for the year ended December 31, 2014 increased by $66.9 million, or 15.9%, from $421.3 million for the year ended December 31, 2013 due to increases in Adjusted EBITDA across all our segments. In addition, the increase in Adjusted EBITDA reflects a net reduction in non-controlling interest of $10.8 million, following the acquisition of the remaining interest in our subsidiary MarkitSERV, LLC in April 2013, offset by an increase in non-controlling interest related to CTI Tax Solutions following its acquisition in July 2014. See “—Reconciliation to Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

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

Segmental Analysis

	For the years ended December 31,

($ in millions, except percent)	2015	2014	2013
Information	501.6	486.5	459.6
Processing	256.0	284.9	265.3
Solutions	355.8	293.7	223.0
Total revenue	1,113.4	1,065.1	947.9
Information	245.1	239.2	217.2
Processing	133.9	156.6	138.1
Solutions	120.0	93.1	77.5
Non-controlling interest	(2.1)	(0.7)	(11.5)
Total Adjusted EBITDA	496.9	488.2	421.3
Information	48.9%	49.2%	47.3%
Processing	52.3%	55.0%	52.1%
Solutions	33.7%	31.7%	34.8%
Total Adjusted EBITDA margin(1)	45.0%	46.0%	45.6%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Segmental analysis for the year ended December 31, 2015 and December 31, 2014

Information

Revenue in our Information segment increased by $15.1 million, or 3.1%, to $501.6 million for the year ended December 31, 2015, compared to $486.5 million for the year ended December 31, 2014. Organic revenue growth was 5.2%. Acquired revenue growth was 1.0%, driven by the acquisition of CoreOne in October 2015, which is reported across the Information and Solutions segments. Adverse movements in exchange rates period-over-period offset this growth, reducing Information revenue growth by 3.1%.

Organic revenue growth was largely driven by new business wins within the Pricing and Reference Data and Indices subdivisions, as well as increased customer assets under management in products benchmarked to our indices.

Adjusted EBITDA in our Information segment increased by $5.9 million, or 2.5%, to $245.1 million for the year ended December 31, 2015, compared to $239.2 million for the year ended December 31, 2014. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 48.9% for the year ended December 31, 2015, compared to 49.2% for the year ended December 31, 2014.

Processing

Revenue in our Processing segment decreased by $28.9 million, or 10.1%, to $256.0 million for the year ended December 31, 2015, from $284.9 million for the year ended December 31, 2014. Organic revenues decreased 8.2%. Adverse movements in exchange rates period-over-period contributed 3.2% of the decrease in revenue. Partially offsetting this was the acquisition of DealHub in September 2015, which contributed an increase of 1.3% to Processing revenue.

The decrease in organic revenue reflects reduced revenue in our derivatives processing product due to previously announced price reductions introduced on April 1, 2015 in the rates asset class, reduced volumes in the credit asset class and one-off regulatory reporting revenue in the prior year comparator. In addition, we saw lower revenues in our loans processing product associated with reduced primary loan issuance volumes period over period, partially mitigated by increased secondary trading levels.

Adjusted EBITDA in our Processing segment decreased by $22.7 million, or 14.5%, to $133.9 million for the year ended December 31, 2015, compared to $156.6 million for the year ended December 31, 2014. This decrease was largely attributable to the revenue decrease described above, partially offset by cost savings. Adjusted EBITDA margin decreased to 52.3% for the year ended December 31, 2015, from 55.0% for the year ended December 31, 2014.

Solutions

Revenue in our Solutions segment increased by $62.1 million, or 21.1%, to $355.8 million for the year ended December 31, 2015, from $293.7 million for the year ended December 31, 2014. Organic revenue growth was 12.3%. Acquired revenue growth was 11.1%, driven by the acquisitions of thinkFolio, CTI Tax Solutions, Information Mosaic and CoreOne in January 2014, July 2014, July 2015 and October 2015, respectively. Adverse movements in exchange rates period-over-period reduced Solutions revenue by 2.3%.

Organic revenue growth was driven by new business wins across our Enterprise Software and Managed Services subdivisions, as well as increased customer assets under management in our Managed Services subdivision.

Adjusted EBITDA in our Solutions segment increased by $26.9 million, or 28.9%, to $120.0 million for the year ended December 31, 2015, from $93.1 million for the year ended December 31, 2014. This increase was a result of the revenue growth described above, partially offset by investment in new product offerings in the Managed Services subdivision, including Markit’s share of the Adjusted EBITDA loss associated with the KYC joint venture established in 2014. Adjusted EBITDA margin increased to 33.7% for the year ended December 31, 2015, from 31.7% for the year ended December 31, 2014.

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

Solutions

Revenue in our Solutions segment increased by $70.7 million, or 31.7%, to $293.7 million for the year ended December 31, 2014 from $223.0 million for the year ended December 31, 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services subdivisions, and increased revenue linked to assets under management in the loan market, in addition to the acquisitions of Corporate Actions, thinkFolio and CTI Tax Solutions.

Constant currency revenue growth comprised 30.9% of the 31.7% increase in revenue. Organic revenue growth contributed 17.8% of the 31.7% increase in revenue. Acquisitions contributed 13.1% of the 31.7% increase in revenue as a result of the acquisitions of Corporate Actions, thinkFolio and CTI Tax Solutions in July 2013, January 2014 and July 2014, respectively. Favourable movements in exchange rates period-over-period contributed 0.8% of the 31.7% increase in revenue.

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

We also adjust for exceptional items which are determined to be those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence, which include non-cash items and items settled in cash. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to our Board of Directors and assists in providing a meaningful analysis of our operating performance.

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

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the years ended December 31,

($ in millions)	2015	2014	2013
Profit for the period	152.1	164.1	147.0
Income tax expense	70.0	56.5	63.7
Finance costs – net	18.9	16.9	19.4
Depreciation and amortisation – other	107.0	100.1	86.0
Amortisation – acquisition related	63.7	57.9	50.1
Acquisition related items	4.2	(12.4)	(1.4)
Exceptional items	48.7	84.9	60.6
Share based compensation and related items	50.8	16.0	8.1
Other (gains) / losses – net	(13.7)	6.0	(0.7)
Share of results from joint venture not attributable to Adjusted EBITDA	(2.7)	(1.1)	–
Adjusted EBITDA attributable to non-controlling interests	(2.1)	(0.7)	(11.5)
Adjusted EBITDA	496.9	488.2	421.3

Adjusted Earnings and related metrics

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

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the year ended December 31,

($ in millions)	2015	2014	2013
Profit for the period	152.1	164.1	147.0
Amortisation – acquisition related	63.7	57.9	50.1
Acquisition related items	4.2	(12.4)	(1.4)
Exceptional items	48.7	84.9	60.6
Share based compensation and related items	50.8	16.0	8.1
Other (gains) / losses – net	(13.7)	6.0	(0.7)
Unwind of discount(1)	9.2	10.5	12.4
Tax effect of above adjustments	(38.7)	(47.4)	(18.0)
Adjusted Earnings attributable to non-controlling interests	(2.4)	(0.6)	(9.7)
Adjusted Earnings	273.9	279.0	248.4
Weighted average number of shares issued and outstanding, diluted	189,796,719	184,467,540	175,550,760

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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

Our accounting policies which drive critical accounting estimates and involve key judgments include business combinations, valuation of contingent consideration, valuation of intangible assets on acquisition, goodwill impairment testing, internally developed intangibles, revenue recognition, valuation of the company’s shares and income taxes, and are discussed in further detail in Note 6 to the audited consolidated financial statements that appear elsewhere in this annual report. For a summary of all our significant accounting policies, see Note 4 to the audited consolidated financial statements included elsewhere in this annual report. New standards and interpretations not yet adopted are also disclosed in Note 4.25 to the audited consolidated financial statements included elsewhere in this annual report.

B. LIQUIDITY AND CAPITAL RESOURCES

We believe that cash flow from operating activities, available cash and cash equivalents and our access to our revolving credit facility will be sufficient to fund our liquidity requirements for at least the next 12 months.

At December 31, 2015, we had $996.0 million of total liquidity, consisting of $146.0 million in cash and cash equivalents, and $850.0 million of available borrowings under our multi-currency revolving credit facility. In addition, we have historically generated strong cash flows from operations.

As of December 31, 2015, cash and cash equivalents of $85.6 million and $53.7 million were held in the United Kingdom and United States, respectively. All material cash and cash equivalents are available for use in the United Kingdom if required without ramification. Only independently rated parties with a minimum short term investment grade rating of “A1” are accepted as investment counterparties. As of December 31, 2015, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

In November 2015 we issued two series of senior unsecured notes having an aggregate principal amount of $500 million to certain institutional investors. One series of the notes was issued in an aggregate principal amount of $210 million, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of the notes was issued in an aggregate principal amount of $290 million, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. The notes are our senior unsecured obligations ranking pari passu with our revolving credit facility. The proceeds from the notes were used to pay down debt drawn on our existing revolving credit facility. The note purchase agreement for the notes contains customary affirmative covenants relating to, among other things, compliance with law, insurance coverage, maintenance of properties, payment of taxes and claims, maintenance of corporate existence, maintenance of books and records, maintenance of priority of obligations, and maintenance of subsidiary guarantors, as well as negative covenants that limit our and our subsidiaries’ ability to, among other things, enter into transactions with affiliates, consolidate or merge, sell, transfer or dispose of assets, create liens, create or incur subsidiary indebtedness, substantially change the nature of our business, or violate economic sanctions laws. We will be obligated to maintain a Consolidated EBITDA to Consolidated Net Finance Charges ratio of not less than 4.00:1.00 and a Consolidated Net Debt to Consolidated EBITDA ratio of no more than 3.00:1.00 (each as defined in the note purchase agreement), subject to our right to increase such ratio up to three times to 3.50:1.00 for not more than two consecutive semi-annual periods following a significant acquisition, during which time the interest rate will be 0.25% higher than the coupon rate for the senior notes. We may prepay all or any part of the notes at our option in an amount not less than 5% of the aggregate principal amount of the notes then outstanding at a price equal to 100% of the principal amount of the notes plus the applicable make-whole amount, as defined in the note purchase agreement. Additionally, at the option of the holders of the notes, we may be required to purchase all or a portion of the notes upon occurrence of a Noteholder Sanctions Event or Change of Control (each as defined in the Note Purchase Agreement) or following certain significant disposals of assets, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase. The note purchase agreement contains customary events of default, including, among other things, payment default, covenant default, judgment defaults, employee benefit defaults, breach of representation or warranty, bankruptcy, cross-default and failure to maintain subsidiary guarantees.

In March 2014, we amended and restated our existing credit agreement to provide a $1,050.0 million unsecured multi-currency revolving credit facility with accordion capacity to $1,450.0 million. The amended and restated facility is for a term of five years, ending on March 21, 2019, and carries interest on drawn amounts of between 0.75% and 1.75% over LIBOR, or, for amounts drawn in euro, over EURIBOR, and a commitment fee of 35% of the margin on the undrawn balance. At December 31, 2015, we were in material compliance with all covenants under the facility. See Note 28 to the audited consolidated financial statements included elsewhere in this annual report for a summary of the material terms of our revolving credit facility.

In August 2012 we repurchased 2,139,948 shares (before giving effect to our 10-to-1 share split in connection with our corporate reorganisation and initial public offering) for consideration of $495.1 million, payable in quarterly instalments through May 2017. Amounts outstanding under this arrangement carry no coupon but bear an accounting charge for the unwinding of discounts. For accounting purposes, the present value of this liability at December 31, 2015 was $128.6 million.

At December 31, 2015, we had total debt, excluding capitalised capital leases, arrangement fees, and certain other obligations, of $828.6 million which consisted of $200.0 million drawn under our long-term multi-currency revolving credit facility, $500.0 million aggregate principal amount of senior unsecured notes and $128.6 million related to our share repurchase in August 2012.

Cash flows

The following table summarises our operating, investing and financing activities for the years ended December 31, 2015, 2014 and 2013:

	For the years ended December 31,

($ in millions)	2015	2014	2013
Net cash generated from / (used in):
Operating activities	405.6	369.9	339.8
Investing activities	(434.1)	(250.9)	(170.6)
Financing activities	58.5	(75.3)	(203.9)
Net increase/(decrease) in cash and cash equivalents	30.0	43.7	(34.7)

Net cash generated from operating activities

Net cash generated by operating activities increased by $35.7 million, to $405.6 million for the year ended December 31, 2015, from $369.9 million for the year ended December 31, 2014.

Cash generated from operating activities for the year ended December 31, 2015 was impacted by favourable working capital movements offset by an increase in income taxes paid. The improvement in working capital was primarily driven by collections of trade receivables which contributed a $26.0 million cash inflow for the year ended December 31, 2015, compared to an outflow of $56.6 million for the year to December 31, 2014. These movements were partially offset by an increase of $18.5 million in income tax paid to $63.6 million for the year ended December 31, 2015.

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

Net cash used in investing activities

Cash flows used in investing activities increased by $183.2 million, to $434.1 million, for the year ended December 31, 2015, compared to $250.9 million for the year ended December 31, 2014.

Cash flows used in investing activities for the year ended December 31, 2015 consisted of $300.7 million in relation to the acquisitions of Information Mosaic, DealHub and CoreOne, $25.3 million of investment in the KYC joint venture, and $1.6 million in settling contingent consideration. In addition, we spent $117.1 million on capital expenditure largely related to internal development costs. This was offset by a cash inflow of $11.6 million on the settlement of contingent consideration relating to the thinkFolio acquisition previously held in escrow.

Cash flows used in investing activities for the year ended December 31, 2014 primarily related to $127.4 million used for the acquisitions of thinkFolio and CTI Tax Solutions. In addition, we spent $124.9 million on capital expenditure largely related to internal development costs.

Cash flows used in investing activities increased by $80.3 million to an outflow of $250.9 million for the year ended December 31, 2014 from an outflow of $170.6 million for the year ended December 31, 2013.

Cash flows used in investing activities for the year ended December 31, 2013 primarily related to the payment of $33.1 million of contingent consideration in relation to historical acquisitions and capital expenditures of $130.5 million. This was partially offset by the proceeds from the sale of an investment. The $5.6 million decrease in capital expenditures from the year ended December 31, 2013 to the year ended December 31, 2014 related to leasehold improvements and furniture, fittings and equipment as we invested in new office space in London and Dallas in the year ended December 31, 2013.

Net cash generated from / (used in) financing activities

Net cash generated from financing activities was a net inflow of $58.5 million for the year ended December 31, 2015, compared to net cash outflow of $75.3 million for the year ended December 31, 2014.

Net cash generated from financing activities for the year ended December 31, 2015 principally reflected $670.0 million of drawdowns of bank borrowings, $500.0 million inflow in respect of the senior unsecured notes and $227.2 million in connection with the issuance of share capital in respect of share option exercises. This was offset by $350.9 million of transactions with shareholders as part of our share repurchase programme, $200.0 million relating to the accelerated share repurchase, $87.8 million of transactions with shareholders relating to the share buyback liability associated with our 2012 share repurchase and $700.0 million of borrowing repayments.

Net cash used in financing activities for the year ended December 31, 2014 principally reflected $100.0 million of proceeds from bank borrowings used to finance investing activities, and $72.3 million in connection with the issuance of share capital in respect of share option exercises. This was offset by $103.5 million related to transactions with shareholders and $140.0 million of borrowing repayments.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

Information Technology

Our information technology systems are fundamental to our success. They are used for the storage, processing, access and delivery of the data that forms the foundation of our business and the development and delivery of the products and services we provide to our customers. Much of the technology we use and provide to our customers is developed, maintained and supported in-house by a team of more than 1,900 employees. We generally own or have secured ongoing rights to use for the purposes of our business all the customer-facing applications that are material to our operations. We support and implement a mix of technologies, focused on implementing the most efficient technology for any given business requirement or task.

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

Intellectual Property

We rely on a combination of trademark, trade secret, patent, misappropriation and copyright laws, as well as contractual and technical measures, to protect our proprietary rights and intellectual property. We seek to control access to and distribution of our confidential and proprietary information and enter into non-disclosure agreements with our employees, consultants, customers and suppliers that provide that any confidential or proprietary information owned or developed by us or on our behalf be kept confidential and limited to internal use. In the normal course of business, we provide our proprietary data, software and methodologies and business processes to third parties through licensing or restricted use agreements. We have proprietary information, rights and know-how in our data, indices, software processes, methodologies and business processes. We also pursue the registration of certain of our trademarks and service marks for our relevant fields of services in the United States and other key jurisdictions. As of December 31, 2015, we have registered 28 U.S. trademarks, including “MARKIT,” “IBOXX,” “ITRAXX,” and “CDX,” and have filed two pending trademark applications with the U.S. Patent and Trademark Office. As of December 31, 2015, we have also registered over 230 trademarks, including “MARKIT,” “PMI,” “IBOXX,” “ITRAXX” and “CDX,” in various other jurisdictions throughout the world. In addition, we have registered domain names covering many of our marks, including www.markit.com.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, we had no significant off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarises our estimated material contractual cash obligations and other commercial commitments at December 31, 2015, and the future periods in which such obligations are expected to be settled in cash:

		Cash payments due by period

($ in millions)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Bank borrowings(1)	217.1	5.3	10.5	201.3	–
Other indebtedness	800.9	107.3	83.1	39.2	571.3
Operating leases	265.9	22.8	53.3	40.3	149.5
Obligations in respect of historical acquisitions	133.2	18.0	115.2	–	–
Total	1,417.1	153.4	262.1	280.8	720.8

(1)	Borrowings commitment includes estimates of future interest payable; the amount of interest payable will depend upon the timing of cash flows as well as fluctuations in the applicable interest rates. In respect of the interest presented in this table, we have assumed an interest rate of 1.0655% as of December 31, 2015, which has been applied to the amount at that date. Of our estimated interest payments in respect of borrowings of $8.0 million, $2.5 million is payable in less than one year, $4.9 million is payable in one to three years and $0.6 million is payable in three to five years.

G. SAFE HARBOR

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists information about each of our executive officers and directors.

Name	Age	Position
Executive Officers
Lance Uggla	54	Chairman and Chief Executive Officer
Kevin Gould	53	President
Jeffrey Gooch	48	Chief Financial Officer
Shane Akeroyd	52	Global Head of Sales
Stephen Wolff	48	Global Head of Corporate Strategy
Non-Executive Directors
Edwin D. Cass	54	Director
Gillian H. Denham	55	Director
Dinyar S. Devitre	68	Director
William E. Ford	54	Director
Timothy J.A. Frost	51	Director
Robert P. Kelly	61	Director
James A. Rosenthal	62	Director
Cheng Chih Sung	54	Director
Anne Walker	41	Director

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

Jeffrey Gooch was appointed Chief Financial Officer of Markit in September 2013 and is Chairman of MarkitSERV. He was a board member of Markit from 2003 to 2005. Mr. Gooch joined Markit in 2007 to lead the company’s portfolio valuations and derivatives processing business. In 2009, Mr. Gooch was appointed Chief Executive Officer of MarkitSERV and held that role until September 2013. Prior to this, Mr. Gooch had a ten-year career at Morgan Stanley, most recently as Head of Fixed Income Operations. Mr. Gooch started his career at Ernst & Young. Mr. Gooch is a chartered accountant and holds an MA in Mathematics from Cambridge University.

Shane Akeroyd is Global Head of Sales and leads Markit’s sales strategy and implementation across all products and geographies. Prior to joining Markit in 2008, Mr. Akeroyd held a number of sales roles most recently as Global Head of Sales for RBC Capital Markets. Mr. Akeroyd holds a BSc (Hons) in Economics from University College London.

Stephen Wolff is Global Head of Corporate Strategy. Mr. Wolff joined Markit in February 2014 from Deutsche Bank where he was Head of Strategic Investments, managing a portfolio of principal investments, primarily focused on financial market infrastructure. Previous roles at Deutsche Bank included Head of Fixed Income e-commerce and in a prior period, interest rate and FX derivatives trading in both G7 and emerging markets. Between 1999 and 2004, Mr. Wolff worked for Razorfish, and then as managing director of a start-up, Pogo Technology. Mr. Wolff holds a BA in Economics from Manchester University.

Adam Kansler was no longer an executive officer as of April 1, 2015.

Non-Executive Directors

Edwin D. Cass has been a director of Markit since October 2014. Mr. Cass is the senior managing director and Chief Investment Strategist for the Canada Pension Plan Investment Board (“CPPIB”), responsible for overall fund level investment strategy. He chairs CPPIB’s investment planning committee, which approves all new investment programmes and oversees all portfolio risks. Mr. Cass has been with CPPIB since 2008 in various positions. Mr. Cass is also a member of the board of trustees of the University of Guelph in Canada. Prior to joining CPPIB, Mr. Cass was a managing director and co-chief investment officer for Fortress Investment Group’s Drawbridge Relative Value Fund where he was responsible for fixed-income, currency, stock index and commodity trading strategies. Mr. Cass previously held senior positions at Deutsche Bank and Toronto-Dominion Securities Inc. He holds a Bachelor of Science (Honours) degree in Theoretical Physics from Queen’s University and a Bachelor of Laws from Osgoode Hall Law School.

Gillian (Jill) H. Denham has been a director of Markit since December 2013. Ms. Denham is chair of the board of directors of Morneau Shepell Inc. and a member of the board of directors of Penn West Petroleum Ltd. and National Bank of Canada. Ms. Denham is also chair of the boards of directors of Munich Reinsurance Company of Canada and Temple Insurance Company, where she is also chair of the investment committees and a member of the audit committees. Ms. Denham is a member of the board of governors and chairs the audit committee of Upper Canada College. From 2001 to 2005, Ms. Denham was Vice Chair, Retail Markets at the Canadian Imperial Bank of Commerce. Ms. Denham joined Wood Gundy (subsequently acquired by CIBC) in 1983 as an Assistant Vice-President in Corporate Finance and throughout her career at CIBC held progressively more senior roles. Ms. Denham previously served on the boards of the Ontario Teachers’ Pension Plan Board, the Foundation Board of the Hospital for Sick Children and the Prostate Cancer Research Foundation. Ms. Denham holds an Honours Business Administration degree from the University of Western Ontario School of Business Administration and an MBA from Harvard Business School.

Dinyar S. Devitre has been a director of Markit since November 2012. Mr. Devitre is a special adviser to General Atlantic LLC, a global growth equity firm. Mr. Devitre is also a member of the board of directors of Altria Group, Inc., where he serves on its finance committee and SABMiller plc, where he serves on its audit committee. Mr. Devitre also is the Executive Chairman of Pratham USA and serves as a Trustee of the Brooklyn Academy of Music and a Trustee Emeritus of the Asia Society. In March 2008, Mr. Devitre retired from his position as Senior Vice President and Chief Financial Officer of Altria Group, Inc. Prior to Mr. Devitre’s appointment to this position in April 2002, he held a number of senior management positions with Altria. Mr. Devitre previously served on the boards of Western Union

Company, Emdeon Inc., Kraft Foods Inc. (now known as Mondelēz International, Inc.) and The Lincoln Center for the Performing Arts, Inc. Mr. Devitre holds a BA (Hons) degree from St. Joseph’s College, Darjeeling and an MBA from the Indian Institute of Management in Ahmedabad.

William E. Ford has been a director of Markit since January 2010. Mr. Ford is the Chief Executive Officer and Managing Director of General Atlantic LLC, a global growth equity firm, where he has worked since 1991. Mr. Ford sits on the boards of Tory Burch and Oak Hill Advisors, which are General Atlantic portfolio companies. Mr. Ford is actively involved in various non-profit organisations and serves on the boards of the National Committee on US-China Relations, Shofco (Shining Hope for Communities), New York Genome Center and New York Public Library. Mr. Ford is a member of the advisory board of Soros Fund Management Advisory Committee, McKinsey Investment Office Advisory Council, Stanford Graduate School of Business, Tsinghua University School of Economics and Management, TBG Limited Advisory Board, Lincoln Center and The Johnson Company. He is also a Vice Chairman of the board of trustees of The Rockefeller University, a member of the board of overseers and managers of Memorial Sloan Kettering Cancer Center and a chairman of the Investment Committee of Amherst College. Mr. Ford formerly served on the boards of a number of General Atlantic portfolio companies including CareCore National, NYSE Euronext, E*Trade, Priceline, NYMEX and Zagat Survey. Mr. Ford holds a BA in Economics from Amherst College and an MBA from the Stanford Graduate School of Business.

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

Robert P. Kelly has been a director of Markit since November 2012 and serves as lead director of our Board of Directors. Mr. Kelly is chairperson of Canada Mortgage and Housing Corporation and chairman of Santander Asset Management. Mr. Kelly also serves as a member of the Trilateral Commission and head of the U.S. alumni association of the Cass Business School, London. Mr. Kelly was most recently chairman and Chief Executive Officer of The Bank of New York Mellon and The Bank of New York Mellon Corporation until 2011. Prior to that, Mr. Kelly was Chairman, Chief Executive Officer and President of Mellon Bank Corporation, Chief Financial Officer of Wachovia Corporation and Vice- Chairman of Toronto-Dominion Bank. Mr. Kelly previously served as Chancellor of Saint Mary’s University in Canada, was a former member of the boards of the Financial Services Forum, the Federal Advisory Council of the Federal Reserve Board, the Financial Services Roundtable, and Institute of International Finance, and a former member of the board of trustees of St. Patrick’s Cathedral in New York City, Carnegie Mellon University in Pittsburgh and the Art Gallery of Ontario. Mr. Kelly holds a B.Comm. from Saint Mary’s University, an MBA from the Cass Business School, City University, London, United Kingdom and is a Chartered Accountant and Fellow Chartered Accountant. Mr. Kelly has been awarded honorary doctorates from City University and Saint Mary’s University.

James A. Rosenthal has been a director of Markit since September 2013. Mr. Rosenthal is the Executive Vice President and Chief Operating Officer of Morgan Stanley, a member of Morgan Stanley’s management and operating committees, Chairman and Chief Executive Officer of Morgan Stanley Bank, N.A., and Chairman of the board of Morgan Stanley Private Bank, N.A. Mr. Rosenthal is a member of the board of The Lincoln Center for the Performing Arts, Inc. Mr. Rosenthal was previously Head of Corporate Strategy of Morgan Stanley, Chief Operating Officer of Morgan Stanley

Wealth Management and Head of Firmwide Technology and Operations for Morgan Stanley. Prior to joining Morgan Stanley, Mr. Rosenthal served as Chief Financial Officer of Tishman Speyer from 2006 to 2008. Mr. Rosenthal holds a BA from Yale and a JD from Harvard Law School.

Cheng Chih Sung has been a director of Markit since December 2013. Dr. Sung is the Chief Executive Officer of Avanda Investment Management Pte. Ltd. and an investment adviser to the finance ministries in Singapore and Norway. Dr. Sung serves on the boards, investment and risk committees, and human resource and remuneration committees of a number of financial and academic institutions including the MIT Investment Management Company, the NTUC Income Insurance Co-Operative and the Wealth Management Institute in Singapore. Dr. Sung was previously an investment adviser to the Monetary Authority of Singapore and the Government of Singapore Investment Corporation. Prior to 2011, Dr. Sung was Managing Director and Chief Risk Officer for the Government of Singapore Investment Corporation, which he joined in 1993, as well as chairman of the group risk committee and a member of the group executive committee. Dr. Sung holds a BSc and MSc in Applied Mathematics from the University of Waterloo and a PhD in Pure Mathematics from the University of Minnesota.

Anne Walker has been a director of Markit since February 2013. Ms. Walker is currently Head of Enterprise Strategic Initiatives at Bank of America, including oversight of Bank of America’s effort to streamline and drive operational excellence as well as lead development of payment strategy. Prior to this, Ms. Walker was the Head of Global Corporate Strategy & Investor Relations and the Head of U.S. Equity Syndicate at Bank of America. Ms. Walker started her career with Merrill Lynch in 1996 in investment banking and joined Equity Capital Markets in 2001. Ms. Walker holds a BA from Harvard University and an MBA from Columbia Business School.

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

Upon the termination of our Shareholders’ Agreement and the consummation of our initial public offering, our shareholders no longer had a right to designate any individuals to serve on our Board of Directors, other than as described below, and our Board of Directors became divided into three classes. Pursuant to our bye-laws, directors are elected at the annual general meeting of shareholders for a period of three years, with each director serving until the third annual general meeting of shareholders following their election, except that the initial Class I directors were appointed to serve until the 2015 annual general meeting of shareholders and the Class II directors were appointed to serve until the 2016 annual general meeting of shareholders after our initial public offering. Upon the expiration of the term of a class of directors, directors in that class are elected for three-year terms at the annual general meeting of shareholders in the year of such expiration.

Mr. Devitre, Mr. Kelly, Dr. Sung and Robert-Jan Markwick were initially appointed as Class I directors for a term expiring in 2015. Mr. Devitre, Mr. Kelly and Dr. Sung were re-elected as Class I directors at our 2015 annual general meeting of shareholders. Mr. Markwick decided not to stand for re-election at our 2015 annual general meeting of shareholders.

Zar Amrolia, Mr. Frost, Mr. Rosenthal and Ms. Walker were initially appointed as Class II directors for a term expiring in 2016. Mr. Uggla, Ms. Denham, Mr. Ford and Thomas Timothy Ryan, Jr. were initially appointed as Class III directors for a term expiring in 2017. In October 2014, Mr. Amrolia resigned from our Board of Directors and Mr. Ryan agreed to become a Class II director and Mr. Cass, the designee nominated by CPPIB pursuant to a director nomination agreement between CPPIB and us as described below, was appointed to our Board of Directors as a Class III director. In November 2014, Mr. Ryan resigned from our Board of Directors.

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

B. COMPENSATION

The aggregate cash compensation, including benefits in kind, accrued or paid to our executive officers and directors with respect to the year ended December 31, 2015 for services in all capacities was $7,783,647. In addition, for the year ended December 31, 2015, we also granted 406,344 restricted shares in the aggregate to our executive officers and directors, as set forth in the following tables.

No. of restricted shares for executive officers	Vesting Schedule
390,662	Restricted shares vest in three equal annual instalments on the first, second and third anniversaries of the applicable grant date.

No. of restricted shares for directors	Vesting Schedule
15,682	Restricted shares vest on the first anniversary of the applicable grant date.

During the year ended December 31, 2015, the amount we set aside or accrued to provide pension, retirement or similar benefits to our executive officers and directors was $45,009.

Incentive Compensation Plans

Prior to the completion of our corporate reorganisation, all our equity incentive plans were administered by our wholly owned subsidiary, Markit Group Holdings Limited. Following the completion of our corporate reorganisation, all our equity incentive plans are administered by Markit Ltd. For purposes of this section, prior to the completion of our corporate reorganisation, references to our “Board of Directors” refer to the board of directors of Markit Group Holdings Limited (or a duly authorised committee thereof). Following the completion of our corporate reorganisation, references to our “Board of Directors” refer to the board of directors of Markit Ltd. (or a duly authorised committee thereof). Prior to the completion of our corporate reorganisation, shares that were issued pursuant to an equity award granted under such plans were the ordinary shares of Markit Group Holdings Limited. Following the completion of our corporate reorganisation, shares that are issued pursuant to an equity award granted under such plans are the common shares of Markit Ltd.

Share Option Plans

Starting in 2004, as part of our equity compensation program, we historically adopted a new share option plan each year under which our Board of Directors granted options to purchase ordinary non-

voting shares in the company to eligible participants. Our share option plans were intended to enable us to motivate eligible participants who are important to our success and growth and to create a long term mutuality of interest between such participants and our shareholders through grants of options to purchase shares in the company. Although the specific terms of our share option plans differed from year to year, the material terms of our share option plans are set forth below.

Any employee, director and consultant of the company or its affiliates was eligible to participate in our share option plans. Our Board of Directors administers our share option plans and had absolute discretion to determine the award recipients under each plan, as well as the terms of each individual award, including the vesting schedule and exercise price of such award (which must be determined no later than the grant date). Our Board of Directors may also at any time delete, amend or add to the provisions of our share option plans, provided that no deletion, amendment or addition may adversely affect existing rights of participants without prior approval. Under certain of our share option plans, our Board of Directors also had the authority to designate an award of share options to employees as incentive stock options. The exercise price of an incentive stock option was no less than 100% of the grant date fair market value of a share (or 110% in the case of an incentive stock option granted to a 10% shareholder), as set by our Board of Directors in good faith based on reasonable valuation methods. As of December 31, 2015, there were 27,589,592 shares underlying outstanding share options, including incentive stock options, granted pursuant to our share option plans (excluding the KEIP options and any Awards under our 2014 Equity Plan, each described below), at exercise prices ranging from $0.900 to $29.14.

Subject to our Board of Directors determining otherwise, on or before the grant of a share option, share options generally have a seven-year term from the commencement of vesting, with certain share options having a ten-year term. They vest in accordance with the vesting terms as provided in the applicable share option plan or share option grant, and vest over a three- or five-year vesting period. For example, if a share option had a five-year vesting period, upon each anniversary of the grant date, the share option would vest as to one-fifth of the shares underlying such option over a total period of five years. Our Board of Directors may at any time in its absolute discretion determine to treat an otherwise unvested share option as having vested in full or in part and may extend the exercise period or lapse date of a share option, provided that such lapse date may not be extended past the original term of the share option.

Upon a termination of employment or provision of services to the company, unvested share options will generally lapse immediately and vested share options will generally lapse after the expiry of a specified exercise period. In certain circumstances, vested share options may also lapse immediately upon termination. In connection with certain corporate transactions (such as when our common shares became listed on NASDAQ), share options may become fully vested and exercisable for a specified exercise period and may lapse thereafter. Prior to our initial public offering, our Board of Directors amended certain of our share option plans to provide that share options that become fully exercisable upon a listing event (which was the date of our initial public offering) remain fully vested and exercisable for the remainder of the original term of such share option. In 2015, our Board of Directors delegated administration of our share option plans to the HR and Compensation Committee of the Board of Directors.

Each of our share option plans may be terminated at any time by our Board of Directors or the company and will in any event terminate on the tenth anniversary of its commencement date. Termination will not affect the outstanding rights of participants.

Restricted Share Plan

Starting in 2006, under our restricted share plan, our Board of Directors granted awards of restricted ordinary non-voting shares in the company to eligible participants. The material terms of our restricted share plan are set forth below.

Any senior employee (including a director) of the company or an affiliate of the company is eligible to participate in the restricted share plan. As of December 31, 2015, there were 662,142 issued and outstanding restricted shares awarded under our restricted share plan. Under our restricted share plan, shares were issued to participants and registered in their name. Each restricted share has a nominal value of $0.01 per share, which the participant must pay in respect of the aggregate number of shares underlying the restricted share award. Restricted shares held by participants are subject to a vesting period set out in the participant’s allotment letter. For example, if an award of restricted shares has a three-year vesting period, upon each anniversary of the grant date, one-third of the restricted shares would vest over a total period of three years. Upon a termination of employment, certain forfeiture provisions may apply to a participant’s vested and/or unvested restricted shares.

Key Employee Incentive Program

The Markit Key Employee Incentive Program (the “KEIP”) was approved by our Board of Directors and adopted by the company on July 25, 2013. Under the KEIP, our Board of Directors (or a committee appointed by the Board of Directors) could grant options to purchase ordinary non-voting shares in the company (“KEIP options”) to any employee (including an executive director) of the company or its subsidiaries who is required to devote substantially the whole of his or her working time to his or her employment or office. As of December 31, 2015, there are 21,615,000 shares underlying outstanding KEIP options, at an exercise price of $26.700 per share.

In 2015, our Board of Directors delegated administration of the KEIP to the HR and Compensation Committee of the Board of Directors, which has absolute discretion to, at any time delete, amend or add to the provisions of the KEIP, provided that no deletion, amendment or addition may adversely affect in any material manner existing rights of participants without prior requisite approval.

To be eligible to receive a KEIP option, a participant agreed to an extension of the vesting period for a portion of his or her outstanding share options, which portion was equal to a specified percentage (ranging from 20% to 30%) of their KEIP option grant. Instead of becoming fully vested and exercisable for a specified exercise period upon the occurrence of a listing event, such portion of a participant’s outstanding share options would instead become fully vested and exercisable on the second anniversary of our listing date.

KEIP options vest and become exercisable in three equal tranches on the third, fourth and fifth anniversaries of certain listing events, including, but not limited to, our listing on the NASDAQ. KEIP options have a seven-year term from the grant date. Our HR and Compensation Committee may at any time in its sole discretion decide to accelerate the vesting of unvested KEIP options.

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

2014 Equity Plan

In 2014, following the completion of our initial public offering, we discontinued our historical practice of adopting a new share option plan each year or making annual awards under a restricted share plan. Instead, we adopted a new 2014 equity incentive award plan (the “2014 Equity Plan”) under which we would have the discretion to grant a broad range of equity-based awards to our employees (including our officers), consultants, and non-employee directors, as well as employees, consultants and non-employee directors of our subsidiaries, parent companies and certain affiliates. The following is a summary of the 2014 Equity Plan which is qualified in its entirety by reference to the complete text of the 2014 Equity Plan, a copy of which is included as an exhibit to this annual report.

Share reserve

Under the 2014 Equity Plan, 9,848,238 of our common shares are reserved for issuance pursuant to a variety of share based compensation awards (“Awards”), including non-qualified share options, incentive share options (“ISOs”), share appreciation rights (“SARs”), restricted share awards, restricted share unit awards, deferred share awards, dividend equivalent awards, share payment awards and performance awards. The amount reserved for issuance under the 2014 Equity Plan includes (i) 1,686,000 common shares previously authorised but unissued under the KEIP, (ii) 626,760 common shares previously authorised but unissued under our 2013 and 2014 share option plans, and (iii) 21,510 common shares previously authorised but unissued under our 2014 restricted share plan, plus the number of authorised shares that are issued or used for reference purposes in respect of any awards made and outstanding under the KEIP, the 2013 and 2014 share option plans, and the 2013 and 2014 restricted share plans that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of common shares. The aggregate share reserve specified above will be increased on January 1 of each year commencing in 2015 and ending on (and including) January 1, 2024, in an amount equal to the lesser of: (x) 2.5% of the total number of our common shares issued and outstanding on a fully diluted basis as of December 31 of the immediately preceding calendar year and (y) such number of common shares determined by our Board of Directors. We filed with the SEC a registration statement on Form S-8 on the date of our initial public offering covering the common shares issuable under the 2014 Equity Plan. On January 1, 2016, the aggregate share reserve increased by 2.5% of the total number of our common shares issued and outstanding on a fully diluted basis as of December 31, 2015.

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

–

Share Options provide for the right to purchase our common shares at a specified exercise price (which cannot be less than 100% of the fair market value of a common share on the grant date or, in the case of ISOs granted to greater than ten percent shareholders, 110% of the fair market value on the grant date, unless otherwise determined by the plan administrator). The maximum term of share options under the 2014 Equity Plan is ten years (or five years in the case of ISOs granted to greater than ten percent shareholders). Unless otherwise determined by the plan administrator, share options that are vested and exercisable as of the date of an option holder’s termination of employment, consultancy or directorship (as applicable) will remain exercisable for the following periods following the date of termination (but in no event beyond the expiration of the stated term of the share option): if such termination is due to the participant’s death or “disability” (as defined in the 2014 Equity Plan), one year; or if such termination is by us without “cause” (as defined in the 2014 Equity Plan), or if such termination is a voluntary resignation, 90 days. Upon an employment termination by us for cause or a voluntary resignation following an event that would be grounds for termination for cause, the share options (whether vested or not) will terminate and expire on the date of termination.

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

Change in control

Unless otherwise provided in an Award agreement, or determined by the plan administrator, in the event of a change of control of the company, outstanding Awards will continue in effect or be assumed by the successor corporation (or a parent or subsidiary of the successor corporation). In the event that the successor corporation refuses to assume such Awards, the plan administrator may cause all such Awards to be fully exercisable immediately prior to the change in control and cause all forfeiture restrictions on such Awards to lapse.

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

Adjustments of Awards

In the event of any share dividend, bonus issuance, share split, share consolidation or exchange of shares, merger, amalgamation, consolidation, reorganisation or other distribution (other than normal cash dividends) of company assets to shareholders, or any other change affecting the shares in the company’s share capital or the price of the company’s shares, (i) the plan administrator may make (and in certain circumstances shall make) equitable adjustments, as determined in its discretion, to the aggregate number and type of shares subject to the 2014 Equity Plan, the number and kind of shares subject to outstanding Awards, the terms and conditions of outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect to such Awards), and the grant or exercise price per share of any outstanding Awards under the 2014 Equity Plan, and (ii) in connection with certain transactions or events or changes in law, the plan administrator is authorised to take certain actions (such as terminating an award in exchange for cash, requiring the assumption of Awards, providing that Awards shall be exercisable, payable or fully vested or requiring that the Awards cannot vest, be exercised or become payable after the event) to facilitate the transaction or event or to give effect to the changes in law.

Amendment and termination

Our Board of Directors or the committees administering the 2014 Equity Plan may terminate, amend, modify or suspend the 2014 Equity Plan, in whole or in part, at any time and from time to time.

However, no amendment, suspension or termination of the 2014 Equity Plan shall, without the consent of the affected Award holder, impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No action by our Board of Directors or the committees administering the 2014 Equity Plan (other than adjustments described in “— 2014 Equity Plan — Adjustments of Awards” above) may increase the limits on the maximum number of shares which may be issued under the 2014 Equity Plan unless shareholder approval is obtained within 12 months before or after such action.

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

Indemnification and Insurance

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defence on condition to repay the funds if any allegation of fraud or dishonesty is proved. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

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

C. BOARD PRACTICES

Our Board of Directors is composed of ten members, and Mr. Uggla serves as the Chairman of our Board of Directors. Each of our directors will continue to serve as director until the election and qualification of his or her successor, or until the earlier of his or her death, resignation or removal. Our directors do not have a mandatory retirement age requirement under our bye-laws.

Our Board of Directors is divided into three classes. Pursuant to our bye-laws, our directors are elected at the annual general meeting of shareholders for a period of three years, with each director serving until the third annual general meeting of shareholders following their election, except that the initial Class I directors were appointed to serve until the 2015 annual general meeting of shareholders and the Class II directors were appointed to serve until the 2016 general meeting of shareholders. Upon the expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual general meeting of shareholders in the year of such expiration.

Timothy Frost, James A. Rosenthal and Anne Walker are initially serving as Class II directors for a term expiring in 2016.

Edwin Cass, Lance Uggla, Jill Denham and William E. Ford are initially serving as Class III directors for a term expiring in 2017.

Dinyar Devitre, Robert Kelly and Cheng Chih Sung were re-elected as Class I directors at our 2015 annual general meeting of shareholders for a term expiring in 2018.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Our Board of Directors has determined that seven directors qualify as “independent” under the listing standards of NASDAQ: Edwin Cass, Jill Denham, Dinyar Devitre, William E. Ford, Timothy Frost, Robert Kelly and Cheng Chih Sung.

Committees of Our Board of Directors

Audit and Risk Committee

Our Audit and Risk Committee consists of Edwin Cass, Dinyar Devitre, Cheng Chih Sung and Timothy Frost. The Audit and Risk Committee assists our Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the Audit and Risk Committee is directly responsible for recommending the appointment of, and the compensation, retention and oversight of the work of our independent registered public accounting firm. Mr. Devitre is chair of our Audit and Risk Committee.

Our Board of Directors has determined that each of Edwin Cass, Dinyar Devitre, Cheng Chih Sung and Timothy Frost satisfies the “independence” requirement of Rule 10A-3 under the Exchange Act and meets the financial literacy and sophistication requirements of the listing standards of NASDAQ. Our Board of Directors has also determined that Mr. Devitre qualifies as an “audit committee financial expert” as such term is defined in the rules of the SEC.

HR and Compensation Committee

Our HR and Compensation Committee consists of Jill Denham, William E. Ford, Robert Kelly, and James A. Rosenthal. The HR and Compensation Committee’s duties include determining the compensation to our Chief Executive Officer and our other executive officers and other key management personnel. The HR and Compensation Committee is also responsible for approving, allocating and administering our share incentive plans, executive-level contract provisions, executive-level succession plans, CEO performance appraisal criteria and benchmarking compensation recommendations against generally accepted market total compensation levels for annual recommendation to our Board of Directors. Mr. Kelly is chair of the HR and Compensation Committee.

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

Our Audit and Risk Committee has established a process for communicating complaints regarding accounting or auditing matters. In order to submit a complaint, you may call our hotline at +1-877-865-4585 or post a message at www.openboard.info/MRKT/. Any such complaints received or submitted are forwarded as appropriate to the Audit and Risk Committee, to take such action as may be appropriate.

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

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines (the “Corporate Governance Guidelines”) that serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines cover a number of areas including the size and composition of our Board of Directors, membership criteria and director qualifications, director responsibilities, Board agenda, roles of the Chairman and Chief Executive Officer and lead independent director, meetings of independent directors, committee responsibilities and assignments, Board member access to management and independent advisers, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.

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

D. EMPLOYEES

As of December 31, 2015, 2014 and 2013 Markit had more than 4,200, 3,600 and 3,200 employees, respectively with more than 1,100, 1,000 and 900 in Europe, including more than 1,000, 900 and 800 in the United Kingdom and Ireland, more than 1,700, 1,600 and 1,400 in North America and more than 1,300, 900 and 800 in other locations globally. None of our employees are represented by collective bargaining agreements.

E. SHARE OWNERSHIP

The following table sets forth information relating to the beneficial ownership of our common shares, as of December 31, 2015, by:

–	each of our current executive officers;

–	each of our current non-executive directors; and

–	all our current directors and executive officers as a group.

Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all common shares held by that person.

The percentage of common shares beneficially owned is computed on the basis of 202,006,378 common shares issued and outstanding as of December 31, 2015. Solely for purposes of the following table and accompanying footnotes relating to beneficial ownership of our common shares, the number of common shares issued and outstanding as of December 31, 2015 includes 25,219,470 common shares held by the EBT as further described in footnote (4) of the table included in “Item 7. Major Shareholders and Related Party Transaction—A. Major shareholders.”

Name	Common shares beneficially owned(1)
	Number	Percentage
Executive Officers
Lance Uggla(2)	*	*
Kevin Gould(3)	3,697,349	1.83%
Jeffrey Gooch	*	*
Shane Akeroyd	*	*
Stephen Wolff	*	*
Non-Executive Directors
Edwin Cass	—	—
Jill Denham	*	*
Dinyar Devitre	*	*
William E. Ford(4)	23,275,970	11.52%
Timothy Frost	*	*
Robert Kelly	*	*
James A. Rosenthal	—	—
Cheng Chih Sung	—	—
Anne Walker	—	—
Total Executive Officers and Directors as a group (16 persons)	31,104,168	15.40

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

(1)	The amounts and percentages of our common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest. Common shares that a person has the right to acquire within 60 days are deemed issued and outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed issued and outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

(2)	These holdings do not reflect common shares and restricted shares held through a voting trust, of which Mr. Uggla and certain members of his family are beneficiaries.

(3)	Includes vested options to purchase 73,950 common shares and 24,765 restricted shares granted to Mr. Gould on January 1, 2016.

(4)	Represents common shares held by GA Tango. See footnote (3) of the table included in “Item 7. Major Shareholders and Related Party Transaction—A. Major shareholders.”

For arrangements for involving our employees in our capital, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table and accompanying footnotes set forth information relating to the beneficial ownership of our common shares, by each person, or group of affiliated persons, known by us to beneficially own 5% or more of our issued and outstanding common shares. We have only one class of shares issued and outstanding, that being common shares, and all holders of our common shares have the same voting rights. The information provided in the table is based on information filed with the SEC and on information provided to us as of December 31, 2015.

Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all common shares held by that person.

The percentage of common shares beneficially owned is computed on the basis of 202,006,378 common shares issued and outstanding as of December 31, 2015. Solely for purposes of the following table and accompanying footnotes relating to beneficial ownership of our common shares, the number of common shares issued and outstanding as of December 31, 2015 includes 25,219,470 common shares held by the EBT as further described in footnote (4) of the table below. Common shares that a person has the right to acquire within 60 days of December 31, 2015 are deemed issued and outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed issued and outstanding for purposes of computing the percentage ownership of any other person.

As of December 31, 2015, 121,097,614 common shares, representing 59.95% of our issued and outstanding common shares, were held by 31 U.S. record holders. Since certain of such shares are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control.

	Common shares beneficially owned(1)

Name of beneficial owner	Number	Percentage
Esta Investments Pte Limited(2)	21,173,310	10.48%
General Atlantic Partners Tango, L.P.(3)	23,275,970	11.52%
Markit Group Holdings Limited Employee Benefit Trust(4)	25,210,470	12.48%
Canada Pension Plan Investment Board(5)	15,673,940	7.76%
Mawer Investment Management Ltd.(6)	10,630,740	5.26%

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

(2)	Based on Schedule 13G filed on February 13, 2015, reflects 21,173,310 common shares held by Esta Investments Pte Limited (“Esta”). Esta is a wholly owned subsidiary of Tembusu Capital Pte. Ltd., which in turn is a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”). Accordingly, as of December 31, 2014, each of Tembusu Capital Pte. Ltd. and Temasek may be deemed to beneficially own the shares held by Esta. The address for each of Esta, Tembusu Capital Pte. Ltd. and Temasek is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore, 238891.

(3)	Based on Schedule 13G filed on February 13, 2015, reflects 23,275,970 common shares held by General Atlantic Partners Tango, L.P. (“GA Tango”). The general partner of GA Tango is GAP (Bermuda) Limited (“GAP (Bermuda) Limited”). The limited partners of GA Tango are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda) II, L.P. (“GAP Bermuda II”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments CDA, L.P. (“GAPCO CDA”) and GAPCO GmbH & Co. KG (“GAPCO KG”). The general partner of GAP Bermuda II is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”) and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. General Atlantic LLC (“GA LLC”) is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA. GAPCO Management GmbH (“Management GmbH”) is the general partner of GAPCO KG. The Managing Directors of GA LLC are also the directors and voting shareholders of GAP (Bermuda) Limited. The Managing Directors of GA LLC make voting and investment decisions with respect to securities held by GAPCO KG and Management GmbH. As of February 13, 2015, there are 23 Managing Directors of GA LLC, including Mr. Ford, one of our directors. Each of the Managing Directors of GA LLC disclaims ownership of the common shares held by the GA Tango except to the extent he has a pecuniary interest therein. By virtue of the foregoing, GA Tango, GAP (Bermuda) Limited, GAP Bermuda II, GAPCO III, GAPCO IV, GAPCO CDA, GAPCO KG, GenPar Bermuda, Management GmbH, and GA LLC may be deemed to share voting power and the power to direct the disposition of the common shares that each owns of record. GA Tango, GAP (Bermuda) Limited, GenPar Bermuda, GAP Bermuda II, GAPCO III, GAPCO IV, GAPCO CDA, GAPCO KG, Management GmbH and GA LLC are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended and may be deemed to beneficially own the number of common shares held by GA Tango. The principal business address of GA Tango, GAP (Bermuda) Limited, GAP Bermuda II, GAPCO III, GAPCO IV, GAPCO CDA, GAPCO KG, GenPar Bermuda, Management GmbH, and GA LLC is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, New York 10055.

(4)	Based on Schedule 13G filed on February 18, 2015, Elian Employee Benefit Trustee Limited (“EEBTL”) is the trustee of the EBT and has the sole power to vote, direct the voting of, dispose of and direct the disposition of all the common shares held by EBT. The address for EEBTL is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands. Unless Markit directs otherwise, EEBTL may not vote any of the shares held by the EBT and is also generally obliged to forgo dividends.

(5)	Based on Schedule 13D/A filed on December 10, 2015 the business address of the Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5.

(6)	Based on Schedule 13G filed on February 4, 2016, the business address of Mawer Investment Management Ltd. is 600, 517 – 10th Avenue SW, Calgary, Alberta, Canada T2R 0A8.

Since the formation of the Company on January 16, 2014, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

–	each of Esta Investments Pte Limited, General Atlantic Partners Tango, L.P., JPMorgan Chase & Co., and Markit Group Holdings Limited Employee Benefit Trust received their common shares at the completion of our corporate reorganisation in June 2014 in connection with our public offering, upon the cancellation of their ownership interests in Markit Group Holdings Limited and the reclassification of our voting and non-voting common shares into a single class of common shares;

–	JPMorgan Chase & Co. sold 5,000,740 common shares in our initial public offering in June 2014;

–	CPPIB purchased 10,420,000 common shares in our initial public offering in June 2014;

–	On February 4, 2015, JPMorgan Chase & Co. made a public filing that it held 11,669,246 common shares representing 6.4% of the class;

–	On December 10, 2015, CPPIB purchased 5,253,940 common shares from JPMorgan Chase & Co. and on January 20, 2015, JPMorgan Chase & Co. made a public filing that it held 7,114,510 common shares representing less than 5% of our issued and outstanding shares; and

–	On February 4, 2016, Mawer Investment Management Ltd. made a made a public filing that it held 10,630,740 common shares representing 5.9% of our issued and outstanding shares.

B. RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Customer relationships

Since January 1, 2015, certain of our shareholders were the beneficial owners of more than 10% of our common shares or had the right to designate one individual to serve on our Board of Directors and certain affiliates of such shareholders are also our customers. Such shareholder customers included the following entities or their affiliates: Esta Investments Pte Limited, General Atlantic Partners Tango, L.P. and CPPIB (collectively, the “Customer Related Parties”).

We receive fees from the Customer Related Parties from the sale of our products and services. In some cases, we may receive data or other information from the Customer Related Parties, as well as from non-affiliated customers, that we use in providing our products and services. In exchange for that data and information, we may from time to time offer a range of consideration including discounts, rebates or other incentives. Although we believe the terms of these various arrangements with the Customer Related Parties are comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties, they are often bespoke arrangements and there may not always be a clear objective measure. We cannot assure anyone, therefore, that in all cases these arrangements are on terms comparable to those that could be obtained in dealings with unrelated third parties. Revenue (net of rebates) from the Customer Related Parties totalled $1.6 million for year ended December 31, 2015.

In addition, currently four of our directors, Messrs. Cass, Devitre and Ford, and Dr. Sung, are employees of, or advisers to, our Customer Related Parties.

Shareholders’ agreement

Markit Group Holdings Limited entered into a Shareholders’ Agreement, amended as of May 21, 2013, among us, certain members of our management team including, among others, our Chief Executive Officer and President (the “Management Investors”) and certain shareholders, including General Atlantic and Temasek. For purpose of this section only Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, J.P. Morgan, Morgan Stanley, RBS and UBS are referred to as the “Bank Investors.”

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

Registration rights agreement

On June 24, 2014, we entered into a registration rights and lock-up agreement (the “Registration Rights Agreement”) with our executive officers and the Customer Related Parties and certain other shareholders, in their capacities as our shareholders. On June 10, 2015, the Registration Rights Agreement was amended in connection with our secondary offering of shares at that time (the “2015 Secondary Offering”) in which the Shareholders were permitted to sell up to 85% of their Initial Ownership Common Shares (as defined below). The agreement, as amended, provides for the restrictions and rights set forth below. For purposes of this section only, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, J.P. Morgan, Morgan Stanley, RBS, UBS, and Credit Suisse are referred to as the “Bank Shareholders,” and General Atlantic, Temasek and CPPIB are referred to as the “PE Shareholders.” The Bank Shareholders, PE Shareholders and our executive officers are collectively referred to in this section as the “Shareholders.”

Transfer restrictions

Without our written consent, the Bank Shareholders and PE Shareholders are not permitted to transfer any common shares they beneficially owned as of the closing of our initial public offering (the “Initial Ownership Common Shares”) except (i) to certain permitted transferees (which, as a condition of transfer, must agree to be bound by the terms of the Registration Rights Agreement), (ii) after the first anniversary of the closing of our initial public offering, in accordance with the registration rights provisions and the other transfer restrictions described below, or (iii) in the case of the Bank Shareholders, when the transfer restrictions cease to apply no later than the fifth anniversary of the closing of our initial public offering and, in the case of the PE Shareholders, when the transfer restrictions cease to apply no later than the fourth anniversary of the closing of our initial public offering. With respect to a Bank Shareholder, no more than 25% of such Bank Shareholder’s Initial Ownership Common Shares may be transferred pursuant to clause (ii) in each successive 12-month period beginning on the first anniversary of the closing of our initial public offering or any anniversary thereof. With respect to a PE Shareholder, no more than 33-1/3% of such PE Shareholder’s Initial Ownership Common Shares may be transferred pursuant to clause (ii) in each successive 12-month period beginning on the first anniversary of the closing of our initial public offering or any anniversary thereof. If, however, any Bank Shareholder or PE Shareholder does not transfer the maximum allowable number of Initial Ownership Common Shares in any 12-month period, such remaining number of Initial Ownership Common Shares will be available for transfer in the next subsequent 12-month period, and if a Bank Shareholder or PE Shareholder sold more than 25% or 33-1/3%, as applicable, of such Shareholder’s Initial Ownership Common Shares in the 2015 Secondary Offering, then the number of such shares such Shareholder would be permitted to sell in each remaining 12-month period is proportionally reduced.

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

Shelf registration rights

Subject to the transfer restrictions described above, at any time after the first anniversary of the closing of our initial public offering, if we are eligible to use a shelf registration statement, then any two Shareholders that are either Bank Shareholders or PE Shareholders, or both, will be entitled to request that we effect a shelf registration on similar terms as the demand registrations described above, except that offerings will be conducted as underwritten takedowns. Each underwritten takedown constitutes a demand registration for purposes of the four demand registrations we are obligated to effectuate subject to the additional demand rights described in the immediately preceding paragraph.

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

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements.”

Legal Proceedings

In addition to the matters described below, in the ordinary course of our business, we are or may be from time to time involved in various legal proceedings, lawsuits and other claims, including employment, commercial, intellectual property, environmental, safety and health matters. In addition, we may receive routine requests for information from governmental agencies in connection with their regulatory or investigatory authority. We review such proceedings, lawsuits, claims and requests for information and take appropriate action as necessary. Except for the matters described below, we do not believe, based on currently available information, that the results of any of these proceedings, lawsuits, claims or requests for information will have a material adverse effect on our business or results of operations.

With respect to the below ongoing matters, except as described below, we are currently unable to determine the ultimate resolution of, or provide a reasonable estimate of the range of possible loss attributable to, these matters, and therefore we cannot predict the impact they may have on us.

Credit Default Swaps Investigations

In April 2011, the Competition Directorate General of the European Commission (“EC”) opened a civil investigation of the credit default swaps information industry, with a primary focus on the activities of certain major international investment banks (the “Dealers”), the International Swaps and Derivatives Association (“ISDA”) and Markit. On July 1, 2013, the EC issued a Statement of Objections to Markit, ISDA and the Dealers, alleging that between 2006 and 2009, the Dealers acted collectively to prevent potential competitors from offering exchange-traded credit default swaps products based on Markit’s CDX and iTraxx indices. The EC further alleged that, at the direction of the Dealers, Markit and ISDA denied essential inputs to proposed exchange initiatives and that Markit and ISDA acted as Dealer-controlled associations of undertakings. In December 2015, the EC announced that, based on an analysis of all information received from the parties, it was closing the proceedings against the Dealers as described in the Statement of Objections, but that its investigation regarding Markit and ISDA was ongoing.

If the EC ultimately finds that Markit has violated European Union competition laws on this basis and the EC imposes fines on the company, Markit could incur liability, capped at 10% of the sum of the annual total worldwide revenue of each of the relevant Dealers. Depending on the EC findings, it is also possible that the fine could be limited to an amount not greater than 10% of the annual worldwide revenue of Markit. The EC may also seek to require Markit to change how it offers products or services, including changes to existing contractual relationships and changes to future licensing arrangements.

Separately, Markit and other participants, including certain Dealers, have also responded to a civil investigation initiated in May 2009 by the Antitrust Division of the United States Department of Justice related to the credit default swaps business, in which Markit produced documents in response to DOJ requests for information and participated in depositions conducted by the DOJ until August 2012. Markit fully cooperated with the DOJ in connection with its investigation.

Although we believe we have strong defences and we will continue to defend these matters vigorously, there can be no assurance as to the outcome of these matters and we could in the future incur judgments or fines or enter into settlements of claims that could have a material adverse effect on our results of operations, financial position or cash flows.

Credit Default Swaps Litigation

In addition, Markit was named as a defendant with the Dealers and ISDA in a number of putative class action lawsuits related to the same fact patterns that are the subject of the EC and the DOJ civil investigations, filed beginning in May 2013 in various U.S. courts and consolidated in the U.S. District Court for the Southern District of New York in December 2013. On September 30, 2015, Markit entered into a definitive settlement agreement with the plaintiffs to settle the consolidated antitrust class action lawsuit. The settlement agreement provides for Markit to pay a settlement amount of $45 million with no injunctive or other significant non-monetary obligations and no admission of any liability. The settlement agreement is subject to court approval, and there can be no assurance that the court will approve the settlement or that no members of the class will opt-out of the settlement. In addition, certain plaintiffs have requested to be excluded from the settlement, and no assurance can be given that they will not undertake additional legal proceedings or lawsuits or assert other claims. The full amount of the settlement was reflected as an exceptional item in our financial statements for the year ended December 31, 2015.

SEC Investigation

In October 2015, the Division of Enforcement of the SEC opened a non-public civil investigation related to certain of Markit’s current and former securitized product indices, and requested that Markit provide certain documents in connection with its investigation. Markit has responded to these inquiries and document requests, and has been cooperative, and will continue to cooperate, with the SEC in connection with its investigation.

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

	U.S. Dollar price per common share

	High	Low
Annual
2015	$30.87	$24.93
2014 (from June 19, 2014)	27.45	20.99
Quarterly
2015
Fourth Quarter	$30.87	$28.14
Third Quarter	29.98	25.62
Second Quarter	27.63	24.96
First Quarter	27.50	24.93
2014
Fourth Quarter	$26.95	$20.99
Third Quarter	27.20	23.08
Second Quarter (from June 19, 2014)	27.45	26.06
Most Recent Six Months:
2016
February	$28.98	$26.29
January	30.30	26.01
2015
December	30.50	28.38
November	30.86	28.14
October	30.87	28.42
September	29.75	27.99

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

As of December 31, 2015, there were 176,786,908 common shares issued and outstanding, including 2,505,828 issued and outstanding restricted shares, and excluding 51,965,745 common shares issuable upon exercise of options granted as of December 31, 2015, 52,604 issued restricted share units, and 25,219,470 common shares held by the EBT. As of December 31, 2015, no preference shares were issued and outstanding. All of our issued and outstanding common shares are fully paid.

Pursuant to our bye-laws, subject to the requirements of any stock exchange on which our shares are listed and to any resolution of the shareholders to the contrary, our Board of Directors is authorised to issue any of our authorised but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting.

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

Election and Removal of Directors

Our bye-laws provide that our Board of Directors shall consist of five directors or such greater number as our Board of Directors may determine. Our Board of Directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial term of the Class I directors expired in 2015 and initial terms of the Class II and Class III directors expire in 2016 and 2017, respectively. At each succeeding annual general meeting, successors to the class of directors whose term expires at the annual general meeting will be elected for a three-year term.

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

A director who discloses a direct or indirect interest in any contract or proposed contract with us as required by Bermuda law is not entitled to vote in respect of any such contract or proposed contract in which he or she is interested unless the chairman of the relevant meeting of our Board of Directors determines that such director is not disqualified from voting.

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

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defence on condition to repay the funds if any allegation of fraud or dishonesty is proved. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our Board of Directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66-2/3% of our directors then in office and the affirmative vote of at least 66-2/3% of the attached to all of our shares in issue.

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

Untraced Shareholders

Our bye-laws provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend drafts and cheques by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend cheque or draft.

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

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all shares of the company to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes NASDAQ. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

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

– Under our bye-laws, at least 14 days’ notice of any annual general meeting or 10 days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting.

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

Shareholder’s voting rights

– Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor.	– With limited exceptions, stockholders may act by written consent to elect directors.

– Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple	– Any person authorised to vote may authorise another person or persons to act for him or her by proxy.

Bermuda	Delaware

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

Bermuda	Delaware

shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

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

Bermuda	Delaware

the duties of their office honestly. This duty includes the following essential elements:

–    a duty to act in good faith in the best interests of the company;

–    a duty not to make a personal profit from opportunities that arise from the office of director;

–    a duty to avoid conflicts of interest; and

–    a duty to exercise powers for the purpose for which such powers were intended.

himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the stockholders generally.

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

–    Delaware law also provides, subject to certain exceptions, that if a person acquires

Bermuda	Delaware

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

–    If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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

Bermuda	Delaware

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

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an exempted company, we may not carry on certain business in Bermuda without a licence or consent granted by the Minister responsible for the Companies Act.

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

United Kingdom Taxation

General

The following is a description of the material U.K. tax consequences of an investment in our common shares. It is intended only as a general guide to the position under current U.K. tax law and what is understood to be the current published practice of HMRC and may not apply to certain classes of investors, such as dealers in securities, persons who acquire (or are deemed to acquire) their securities by reason of an office or employment, insurance companies and collective investment schemes. Rates of tax, thresholds and allowances are given for the U.K. tax year 2015-16, and may change for the tax year 2016-17. Any person who is in doubt as to his tax position is strongly recommended to consult his own professional tax adviser. To the extent this description applies to U.K. resident and, if individuals, domiciled shareholders, it applies only to those shareholders who beneficially hold their shares as an investment (unless expressly stated otherwise).

The Company

It is the intention of the directors to conduct the affairs of Markit Ltd. so that the central management and control of Markit Ltd. is exercised in the United Kingdom such that Markit Ltd. is treated as resident in the United Kingdom for U.K. tax purposes.

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

U.K. resident individuals who are subject to income tax at the basic rate (currently 20 percent for taxable income up to £31,785), will be subject to tax on the gross dividend at the dividend ordinary rate of 10 percent. The tax credit will, in consequence, satisfy in full their liability to income tax on the gross dividend.

U.K. resident individuals who are subject to income tax at the higher rate (currently 40 percent) are subject to tax on the gross dividend at the dividend upper rate of 32.5 percent, to the extent that the gross dividend falls above the threshold (currently £31,785) for the higher rate of income tax but below the threshold (currently £150,000) for the additional rate of income tax (currently 45 percent), but are entitled to offset the 10 percent tax credit against such liability. For example, on a dividend received of £90 such a taxpayer would have to pay additional tax of £22.50 (representing 32.5 percent of the gross dividend less the 10 percent credit). This represents an effective tax rate of 25 percent of the cash dividend received.

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

However, in the Summer Budget 2015 and 2015 Autumn Statement and Spending Review, the Chancellor of the Exchequer announced that it was the intention of the UK government to introduce legislation in the Finance Bill 2016 to repeal the dividend tax credit and introduce a new dividend allowance and new rates of income tax on dividends with effect from 6 April 2016. Assuming that the Finance Bill 2016 is brought into effect in its current form, from 6 April 2016 individuals will pay no tax on a dividend allowance, being the first £5,000 of dividend income, and that the rates of income tax on dividends received above the allowance will be changed to: (a) 7.5% for dividends taxed in the basic rate band; (b) 32.5% for dividends taxed in the higher rate band; and (c) 38.1% for dividends taxed in the additional rate band. Dividend income that is within the dividend allowance will still count towards an individual’s basic or higher rate limits—and may therefore affect the level of savings allowance that they are entitled to, and the rate of tax that is due on any dividend income in excess of this allowance. In calculating into which tax band any dividend income over the £5,000 allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

A U.K. resident shareholder who holds common shares in an individual savings account or personal equity plan will be exempt from income tax on dividends in respect of such shares but will not be able to claim payment from HMRC of the tax credit associated with the dividend (and in any event, the Finance Bill 2016 includes provisions abolishing the dividend tax credit).

No repayment of the tax credit in respect of dividends paid by us can be claimed by a U.K. resident shareholder who is not liable to U.K. tax on dividends (such as pension funds and charities). In any event, the Finance Bill 2016 includes provisions abolishing the dividend tax credit.

Subject to certain exceptions, including for traders in securities and insurance companies, dividends paid by us and received by a corporate shareholder resident in the United Kingdom for tax purposes should be able to rely on the provisions set out in Part 9A of the Corporation Tax Act 2009 which exempt certain classes of dividend from corporation tax. Each shareholder’s position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by us would fall into an exempt class and will not be subject to corporation tax. Such shareholders will not be able to reclaim repayment of tax credits attaching to dividends and in any event, the Finance Bill 2016 includes provisions abolishing the dividend tax credit.

Non-U.K. resident shareholders

Non-U.K. resident shareholders are not subject to tax (including withholding tax) in the United Kingdom on dividends received on our common shares unless they carry on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a non-U.K. resident corporate shareholder, a permanent establishment) to which the common shares are attributable, and are therefore not generally entitled to payment of any part of the income tax credit (in any event, the Finance Bill 2016 includes provisions abolishing the dividend tax credit), subject to the existence and terms of any applicable double tax convention between the United Kingdom and the jurisdiction in which such shareholder is resident.

Taxation of capital gains

U.K. resident shareholders

A disposal of common shares by an individual shareholder who is (at any time in the relevant U.K. tax year) resident in the United Kingdom for tax purposes, may give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of chargeable gains, depending on the shareholder’s circumstances and subject to any allowable deductions and any available exemption or relief including the annual exempt amount (being £11,100 for 2015-16). Capital gains tax is charged on chargeable gains at a rate of either 18 percent or 28 percent depending on whether the individual is a basic rate taxpayer or a higher or additional rate taxpayer.

For shareholders within the charge to U.K. corporation tax on chargeable gains that do not qualify for the substantial shareholding exemption in respect of the common shares, indexation allowance should be available to reduce the amount of any chargeable gain realised on a disposal of common shares (but not to create or increase any loss).

Non-resident shareholders

A shareholder who is not resident in the United Kingdom for tax purposes will not be subject to U.K. taxation of capital gains on the disposal or deemed disposal of common shares unless they carry on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a non-U.K. resident corporate shareholder, a permanent establishment) to which the common shares are attributable, in which case they will be subject to the same rules which apply to U.K. resident shareholders.

A shareholder who is an individual and who is temporarily resident for tax purposes outside the United Kingdom at the date of disposal of common shares may also be liable, on his return, to U.K. taxation of chargeable gains (subject to any available exemption or relief).

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

No stamp duty reserve tax will be payable on any agreement to transfer the common shares, provided that the common shares are not registered in a register kept in the United Kingdom. It is not intended that such a register will be kept in the United Kingdom. Further, no stamp duty will be payable on transfer of the common shares provided that (i) any instrument of transfer is not executed in the United Kingdom; and (ii) such instrument of transfer does not relate to any property situated, or any matter or thing done or to be done, in the United Kingdom.

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

ISA

The common shares are eligible for inclusion in the stocks and shares component of an ISA, subject, where applicable, to the annual subscription limits for new investments into an ISA (for the tax year 2015/2016 this is £15,240). Sums received by a shareholder on a disposal of common shares will not count towards the shareholder’s annual limit, but a disposal of common shares held in an ISA will not serve to make available again any part of the annual subscription limit that has already been used by the shareholder in that tax year.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the United Kingdom and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

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

Taxation of distributions

Distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. For so long as our common shares are listed on NASDAQ or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or other disposition of common shares

For U.S. federal income tax purposes, gain or loss realised on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realised on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2015 taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Because PFIC status depends on the composition of a company’s income and assets and the value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively.

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

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm has audited, and reported on, the effectiveness of our internal control over financial reporting, included in its opinion of the audited consolidated financial statements of Markit Ltd., included elsewhere in this annual report and incorporated herein by reference.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2015 there were no changes to our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

During 2015, no amendments were made to a provision of the Code of Conduct, and no waivers were explicitly or implicitly granted to any of our principal executive officer, principal financial officer and principal accounting officer, in each case that would be required to be disclosed herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended December 31, 2015 and 2014. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2015 and 2014, and breaks down these amounts by category of service:

($ in thousands)	2015	2014
Audit Fees	3,341	2,254
Audit-Related Fees	443	1,027
All Other Fees	74	63
Total	3,858	3,344

Audit fees

Audit fees in 2015 and 2014 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees

Audit-related fees are 2015 and 2014 were related to professional services rendered in connection with our initial public offering.

All other fees

All other fees in 2015 and 2014 relate to services in connection with corporate compliance matters.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 7, 2015, our Board of Directors authorised a share repurchase plan (the “2015 Share Repurchase Plan”), pursuant to which we were authorised to repurchase our own common shares with an aggregate value of up to $500 million, to be funded using our existing cash, cash equivalents, marketable securities and future cash flows, or through the incurrence of short- or long-term indebtedness. Under the 2015 Share Repurchase Plan, we were authorised to repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through accelerated repurchase agreements, subject to availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements, in management’s discretion and on the terms set out in the resolutions of our Board of Directors approving such share repurchases.

On June 10, 2015, as part of a public offering and sale of 27,501,271 common shares by certain selling shareholders, we purchased from the underwriters 14,048,820 common shares sold in the offering, for an aggregate purchase price of approximately $350 million.

On December 4, 2015 our Board of Directors authorised an accelerated share repurchase (the “2015 ASR”) with an aggregate amount of $200 million of our common shares, reflecting the $150.0 million that remained authorised under the 2015 Share Repurchase Plan and an additional authorisation of $50.0 million to be repurchased under the 2015 ASR.

On February 4, 2016, our Board of Directors authorised a share repurchase plan (the “2016 Share Repurchase Plan”), pursuant to which we are authorised the repurchase up to $500 million of our common shares through February 28, 2018, to be funded using our existing cash, cash equivalents, marketable securities and future cash flows, or through the incurrence of short- or long-term indebtedness at the discretion of our management. Under the 2016 Share Repurchase Plan, we are authorised to repurchase our common shares on the open market from time to time, in privately negotiated transactions or block transactions, or through accelerated repurchase agreements, subject to availability of common shares, price, market conditions, alternative uses of capital, and applicable regulatory requirements, in management’s discretion and on the terms set out in the resolutions of our Board of Directors approving such share repurchases. The 2016 Share Repurchase Plan may be modified, suspended or terminated at any time without prior notice. As of the date of this annual report on Form 20-F, no shares have been repurchased under the 2016 Share Repurchase Plan.

Period	Total number of common shares purchased(1)	Average price paid per common share(2)	Total number of common shares purchased as part of publicly announced plans(1)	Approximate dollar value of common shares that may yet be purchased under the plans(1)(2)(5)
January 2015	–	–	–	–
February 2015	–	–	–	–
March 2015	–	–	–	–
April 2015	–	–	–	–
May 2015	–	–	–	$500,000,000
June 2015(3)	14,048,820	24.913125	14,048,820	$150,000,000
July 2015	–	–	–	$150,000,000
August 2015	–	–	–	$150,000,000
September 2015	–	–	–	$150,000,000
October 2015	–	–	–	$150,000,000
November 2015	–	–	–	$150,000,000
December 2015(4)	5,095,108	29.44	5,095,108	0
Total	19,143,928	26.12	19,143,928	0

(1)	In 2015, our Board of Directors authorised the repurchase of $550.0 million of common shares through the 2015 Share Repurchase Plan and the 2015 ASR.

(2)	Excludes brokerage commissions

(3)	On June 10, 2015, we purchased 14,048,820 common shares from the underwriters of the public offering of our shares by certain shareholders.

(4)	In December 2014, we paid $200.0 million under the 2015 ASR and received an initial delivery of 5,095,108 common shares which is reflected in the table shown above. The average price paid per common share was calculated using the fair market value of the shares on the date the initial shares were delivered.

(5)	Excludes $500.0 million available under the 2016 Share Repurchase Plan. As of the date of this annual report on Form 20-F, no shares have been repurchased under the 2016 Share Repurchase Plan.

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

Independent directors

The HR and Compensation Committee and the Nominating and Governance Committee of our Board of Directors are not composed entirely of independent directors.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit number	Description of document
1.1	Certificate of Incorporation*
1.2	Memorandum of Association**
1.3	Memorandum of Increase of Share Capital
1.4	Bye-laws**
2.1	Form of certificate of common shares**
2.2	Director Nomination Agreement between Markit Ltd. and Canada Pension Plan Investment Board***
2.3	Registration Rights Agreement among Markit Ltd. and the Shareholders party thereto***
2.4	Transfer Restriction Letter Agreement among Markit Ltd., Lance Uggla and Pan Praewood***
2.5	Amendment No. 1 to the Registration Rights Agreement among Markit Ltd. and the Shareholders party thereto
4.1	Amended and Restated 2004 Markit Additional Share Option Plan***
4.2	Amended and Restated Markit 2006 Share Option Plan***
4.3	Amended and Restated Markit 2006 Additional Share Option Plan***
4.4	Amended and Restated Markit 2007 Share Option Plan***
4.5	Amended and Restated Markit 2008 Share Option Plan (1/3 vesting)***
4.6	Amended and Restated Markit 2008 Share Option Plan (1/5 vesting)***
4.7	Amended and Restated Markit 2008 Additional Share Option Plan (1/3 vesting)***
4.8	Amended and Restated Markit 2008 Additional Share Option Plan (1/5 vesting)***
4.9	Amended and Restated Markit 2009 Additional Share Option Plan***
4.10	Amended and Restated Markit 2009 Share Option Plan (1/3 vesting)***
4.11	Amended and Restated Markit 2009 Share Option Plan (1/5 vesting)***
4.12	Amended and Restated Markit 2010 Share Plan***
4.13	Amended and Restated Markit 2010 Share Option Plan***
4.14	Amended and Restated Markit 2010 Share Option Plan (1/3 vesting)***
4.15	Amended and Restated Markit 2010 Share Option Plan (1/5 vesting)***
4.16	Amended and Restated 2011 Markit Share Plan***
4.17	Amended and Restated 2011 Markit Share Option Plan***
4.18	Amended and Restated 2012 Markit Share Plan***
4.19	Amended and Restated 2012 Markit Share Option Plan***
4.20	Amended and Restated 2013 Markit Share Plan***
4.21	Amended and Restated 2013 Markit Share Option Plan***
4.22	Amended and Restated 2013 Markit Share Option Plan (mid-year awards April through December 2013)***

Exhibit number	Description of document
4.23	Amended and Restated 2014 Markit Share Plan***
4.24	Amended and Restated 2014 Markit Share Option Plan***
4.25	Amended and Restated Markit Key Employee Incentive Program (KEIP)***
4.26	Markit Ltd. 2014 Equity Incentive Award Plan***
4.27	Form of Restricted Share Agreement***
4.28	Form of Non-Qualified Share Option Agreement***
4.29	Form of Restricted Share Unit Agreement***
4.30	Non-Employee Director Compensation Policy***
4.31	Lease relating to premises on Level 3, Ropemaker Place†*
4.32	Lease relating to premises on Level 4, Ropemaker Place†*
4.33	Lease relating to premises on Level 5, Ropemaker Place†*
4.34	Lease Deed relating to premises at Noida Green Boulevard†*
4.35	Indenture of Lease relating to premises at 620 Eighth Avenue†*
4.36	Office Lease relating to premises at Three Lincoln Centre†*
4.37	Commercial Lease relating to premises at Central Avenue†*
4.38	Office Lease Agreement relating to premises at Flatiron Parkway†*
4.39	Deriv/SERV Support Agreement by and among DTCC Deriv/SERV LLC, The Depository Trust & Clearing Corporation and MarkitSERV, LLC, dated as of April 2, 2013†*
4.40	Amended and Restated Multicurrency Revolving Facility Agreement for Markit Group Holdings Limited, arranged by Barclays Bank plc, HSBC Bank plc, Royal Bank of Canada and The Royal Bank of Scotland plc, with HSBC Bank acting as Agent, dated March 21, 2014*
4.41	Supplemental Agreement to the Amended and Restated Multicurrency Revolving Facility Agreement for Markit Group Holdings Limited, arranged by Barclays Bank plc, HSBC Bank plc, Royal Bank of Canada and The Royal Bank of Scotland plc, with HSBC Bank acting as Agent, dated June 13, 2014***
4.42	Amendment Letter to the Amended and Restated Multicurrency Revolving Facility Agreement for Markit Group Holdings Limited, arranged by Barclays Bank plc, HSBC Bank plc, Royal Bank of Canada and The Royal Bank of Scotland plc, with HSBC Bank acting as Agent, dated May 29, 2015
4.43	Note Purchase and Guarantee Agreement among Markit Ltd., Markit Group Holdings Limited and the Purchasers named therein dated as of November 4, 2015
8.1	List of subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers LLP

*	Incorporated by reference to our registration statement on Form F-1 (file no. 333-198711), as amended, as filed on May 5, 2014.

**	Incorporated by reference to our registration statement on Form F-1 (file no. 333-198711), as amended, as filed on June 3, 2014.

***	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2014 (file no. 001-36495) as filed on March 10, 2015.

†	Filed in redacted form subject to a Request for Confidential Treatment that was granted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Markit Ltd.

By:	/s/ Jeffrey Gooch
Name:	Jeffrey Gooch
Title:	Chief Financial Officer

Date: March 11, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Markit Ltd. (the “Company”)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Markit Ltd. and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2015). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 11, 2016

PricewaterhouseCoopers LLP, 7 More London Riverside, London, SE1 2RT

T: +44 (0) 2075 835 000, F: +44 (0) 2072 127 500, www.pwc.co.uk

MARKIT LTD.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013[1]
	Notes	$’m	$’m	$’m

Revenue	7	1,113.4	1,065.1	947.9

Operating expenses	8	(600.4)	(569.2)	(515.1)
Exceptional items	9	(48.7)	(84.9)	(60.6)
Acquisition related items	10	(4.2)	12.4	1.4
Amortisation – acquisition related	17	(63.7)	(57.9)	(50.1)
Depreciation and amortisation – other	16,17	(107.0)	(100.1)	(86.0)
Share based compensation and related items	11	(50.8)	(16.0)	(8.1)
Other gains/(losses) – net	12	13.7	(6.0)	0.7

Operating profit		252.3	243.4	230.1

Finance costs - net	13	(18.9)	(16.9)	(19.4)
Share of results from joint venture	20	(11.3)	(5.9)	-

Profit before income tax		222.1	220.6	210.7

Income tax expense	14	(70.0)	(56.5)	(63.7)

Profit for the year		152.1	164.1	147.0

Profit attributable to:
Owners of the parent		152.5	165.2	139.4
Non-controlling interests		(0.4)	(1.1)	7.6

		152.1	164.1	147.0

		$	$	$
Earnings per share, basic	15	0.85	0.92	0.80
Earnings per share, diluted	15	0.80	0.90	0.79

[1]	Restated to reflect the share split (see note 2).

There were no discontinued operations for any of the years presented.

The accompanying notes are an integral part of these consolidated financial statements.

MARKIT LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
		$’m	$’m	$’m
Profit for the year		152.1	164.1	147.0
Items that may be subsequently reclassified to profit or loss:
Available for sale financial assets:
- Reclassification adjustment for sale of available for sale financial assets		-	-	(1.8)
Cash flow hedges:
- Fair value gains/(losses) arising during the year	26	8.0	5.2	(12.1)
- Transfers to Other gains/(losses) - net	26	(9.9)	9.8	2.3
- Current tax credit	14	0.4	-	-
- Deferred tax credit/(charge)	14	0.2	(3.0)	2.0
Currency translation differences	26	(43.5)	(42.4)	11.5

Other comprehensive (loss)/income for the year, net of tax		(44.8)	(30.4)	1.9

Total comprehensive income for the year		107.3	133.7	148.9

Attributable to:
Owners of the parent		107.7	134.8	140.8
Non-controlling interests		(0.4)	(1.1)	8.1

Total comprehensive income for the year		107.3	133.7	148.9

Items included in the statement above may all be subsequently reclassified to profit or loss.

The accompanying notes are an integral part of these consolidated financial statements.

MARKIT LTD.

CONSOLIDATED BALANCE SHEET

	Notes	December 31, 2015	December 31, 2014
		$’m	$’m
Assets
Non-current assets
Property, plant and equipment	16	49.6	56.5
Intangible assets	17	3,076.8	2,823.3
Deferred income tax assets	29	2.3	4.2
Derivative financial instruments	19	0.5	0.9
Investment in joint venture	20	12.5	1.1
Available for sale financial assets		1.1	-

Total non-current assets		3,142.8	2,886.0

Current assets
Trade and other receivables	21	272.5	288.8
Derivative financial instruments	19	3.9	7.1
Current income tax receivables		3.1	0.4
Cash and cash equivalents	22	146.0	117.7

Total current assets		425.5	414.0

Total assets		3,568.3	3,300.0

Equity
Capital and reserves
Common shares	23	1.7	1.8
Share premium	23	177.2	456.8
Other reserves	26	(170.0)	(75.2)
Retained earnings	25	2,067.4	1,850.6

Equity attributable to owners of the parent		2,076.3	2,234.0
Non-controlling interests		36.2	36.6

Total equity		2,112.5	2,270.6

Liabilities
Non-current liabilities
Borrowings	28	737.6	349.2
Trade and other payables	27	157.2	143.1
Derivative financial instruments	19	0.1	0.6
Deferred income tax liabilities	29	22.9	30.2

Total non-current liabilities		917.8	523.1

Current liabilities
Borrowings	28	86.4	86.4
Trade and other payables	27	213.4	203.7
Deferred income		226.7	194.2
Current income tax liabilities		9.9	19.7
Derivative financial instruments	19	1.6	2.3

Total current liabilities		538.0	506.3

Total liabilities		1,455.8	1,029.4

Total equity and liabilities		3,568.3	3,300.0

The accompanying notes are an integral part of these consolidated financial statements.

MARKIT LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to holders of the Company
	Notes	Share capital $’m	Share premium $’m	Other reserves $’m	Retained earnings $’m	Total $’m	Non- controlling interests $’m	Total equity $’m
Balance at January 1, 2015		1.8	456.8	(75.2)	1,850.6	2,234.0	36.6	2,270.6
Profit for the year		-	-	-	152.5	152.5	(0.4)	152.1
Other comprehensive income for the year, net of income tax		-	-	(44.8)	-	(44.8)	-	(44.8)

Total comprehensive income for the year		-	-	(44.8)	152.5	107.7	(0.4)	107.3

Share based compensation	10,11	-	-	-	37.3	37.3	-	37.3
Tax on items recognised directly in equity	14	-	-	-	27.0	27.0	-	27.0
Repurchase of shares	23	(0.1)	(351.2)	-	-	(351.3)	-	(351.3)
Accelerated share repurchase	23,26	-	-	(200.1)	-	(200.1)	-	(200.1)
Transfer between reserves	23,26	(0.1)	(150.0)	150.1	-	-	-	-
New share capital	23	0.1	221.6	-	-	221.7	-	221.7

Total contributions by and distributions to owners		(0.1)	(279.6)	(50.0)	64.3	(265.4)	-	(265.4)

Balance at December 31, 2015		1.7	177.2	(170.0)	2,067.4	2,076.3	36.2	2,112.5

	Equity attributable to holders of the Company
	Notes	Share capital $’m	Share premium $’m	Other reserves $’m	Retained earnings $’m	Total $’m	Non- controlling interests $’m	Total equity $’m
Balance at January 1, 2014		0.2	372.9	19.5	1,663.3	2,055.9	-	2,055.9
Profit for the year		-	-	-	165.2	165.2	(1.1)	164.1
Other comprehensive income for the year, net of income tax		-	-	(30.4)	-	(30.4)	-	(30.4)

Total comprehensive income for the year		-	-	(30.4)	165.2	134.8	(1.1)	133.7

Share based compensation	11	-	-	-	20.7	20.7	-	20.7
Tax on items recognised directly in equity	14	-	-	21.7	1.4	23.1	-	23.1
Acquisitions	26	-	-	(73.0)	-	(73.0)	37.7	(35.3)
Transfer between reserves	26	1.6	11.4	(13.0)	-	-	-	-
New share capital	23	-	72.5	-	-	72.5	-	72.5

Total contributions by and distributions to owners		1.6	83.9	(64.3)	22.1	43.3	37.7	81.0

Balance at December 31, 2014		1.8	456.8	(75.2)	1,850.6	2,234.0	36.6	2,270.6

MARKIT LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Notes	Equity attributable to holders of the Company					Non- controlling interests	Total equity
		Share capital	Share premium	Other reserves	Retained earnings	Total
		$’m	$’m	$’m	$’m	$’m	$’m	$’m
Balance at January 1, 2013		0.2	297.0	16.3	1,423.0	1,736.5	193.2	1,929.7
Profit for the year		-	-	-	139.4	139.4	7.6	147.0
Other comprehensive income for the year, net of income tax		-	-	3.2	(1.8)	1.4	0.5	1.9

Total comprehensive income for the year		-	-	3.2	137.6	140.8	8.1	148.9

Share based compensation	11	-	-	-	8.1	8.1	-	8.1
Tax on items recognised directly in equity	14	-	-	-	2.3	2.3	-	2.3
New share capital		-	75.9	-	-	75.9	-	75.9

Total contributions by and distributions to owners of the parent		-	75.9	-	10.4	86.3	-	86.3

Tax arising on transactions with non-controlling interests	14	-	-	-	69.4	69.4	-	69.4
Elimination of non-controlling interests		-	-	-	22.9	22.9	(201.3)	(178.4)

Total changes in ownership interests in subsidiaries that do not result in a loss of control		-	-	-	92.3	92.3	(201.3)	(109.0)

Total transactions		-	75.9	-	102.7	178.6	(201.3)	(22.7)

Balance at December 31, 2013		0.2	372.9	19.5	1,663.3	2,055.9	-	2,055.9

The accompanying notes are an integral part of these consolidated financial statements.

MARKIT LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	Notes	$’m	$’m	$’m
Profit before income tax		222.1	220.6	210.7
Adjustment for:
Amortisation – acquisition related	17	63.7	57.9	50.1
Depreciation and amortisation – other	16,17	107.0	100.1	86.0
Impairments	9	-	39.8	53.5
Profit on sale of available for sale financial assets	9	-	-	(4.2)
Fair value losses/(gains) on derivative financial instruments		0.6	0.2	(3.9)
Fair value gains on contingent consideration	10	(0.8)	(15.9)	(1.8)
Share based compensation	10,11	37.3	20.7	8.1
Finance costs – net	13	18.9	16.9	19.4
Share of results from joint venture	20	11.3	5.9	-
Foreign exchange (gains)/losses and other non-cash (income)/charges in operating activities		(1.1)	14.5	3.2
Changes in working capital:
Decrease/(increase) in trade and other receivables		26.0	(56.6)	(36.0)
(Decrease)/increase in trade and other payables		(9.4)	17.2	28.7

Cash generated from operations		475.6	421.3	413.8

Cash flows from operating activities
Cash generated from operations		475.6	421.3	413.8
Interest paid		(6.4)	(6.3)	(7.3)
Income tax paid		(63.6)	(45.1)	(66.7)

Net cash generated from operating activities		405.6	369.9	339.8

Cash flows from investing activities
Disposal of subsidiaries, net of cash disposed		-	(1.4)	-
Acquisition of subsidiaries, net of cash acquired	32	(300.7)	(127.4)	(12.5)
Release of escrow associated with contingent consideration		11.6	-	-
Settlement of contingent consideration		(1.6)	(1.4)	(33.1)
Proceeds on disposal of assets		-	4.1	-
Purchases of property, plant and equipment		(16.6)	(23.5)	(35.0)
Investment in available for sale financial assets		(1.1)	-	-
Proceeds from sale of available for sale financial assets		-	-	5.2
Purchases of intangible assets		(100.5)	(101.4)	(95.5)
Investment in joint venture		(25.3)	-	-
Interest received		0.1	0.1	0.3

Net cash used in investing activities		(434.1)	(250.9)	(170.6)

Cash flows from financing activities
Proceeds from issuance of common shares		227.2	72.3	57.4
Payments for shares bought back		(638.7)	(103.5)	(102.9)
Transactions with non-controlling interests in subsidiaries		-	-	(178.4)
Proceeds from borrowings	28	1,170.0	100.0	177.0
Repayments of borrowings	28	(698.0)	(140.0)	(157.0)
Capitalised arrangement fees	28	(2.0)	(4.1)	-

Net cash generated from/(used in) financing activities		58.5	(75.3)	(203.9)

Net increase/(decrease) in cash and cash equivalents		30.0	43.7	(34.7)

Cash and cash equivalents at beginning of year	22	117.7	75.3	110.2
Net increase/(decrease) in cash and cash equivalents		30.0	43.7	(34.7)
Exchange losses on cash and cash equivalents		(1.7)	(1.3)	(0.2)

Cash and cash equivalents at end of year	22	146.0	117.7	75.3

The accompanying notes are an integral part of these consolidated financial statements.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

Markit Ltd. (the “Company”) is an exempted company incorporated in Bermuda with common shares listed on the NASDAQ stock market. The Company’s principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY. The Company maintains a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The consolidated financial information (hereafter, “financial information”) comprises the results of the Company and its subsidiaries (hereafter the “Group”).

The Group sells financial information services to provide price transparency and to reduce risk and improve operational efficiency in the financial markets. The Group has operations around the world and sells mainly within the United Kingdom, the United States of America and Europe. The Group acquired a number of businesses in the two years ended December 31, 2015 as disclosed in note 32. Further information regarding principal activities and operating segments is disclosed in note 7.

The financial statements were authorised for issue by the Company’s Board of Directors on March 10, 2016.

The Company became the parent of the Group as a result of reorganisation transactions which were completed prior to the initial public offering of the shares of the Company as described further in note 2. The Company historically conducted its business through Markit Group Holdings Limited (“MGHL”).

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 24, 2014, in connection with the completion of the Company’s IPO, all the Company’s share classes were reclassified into a single class of common shares with the same economic and voting rights and a share split at a ratio of 10:1 was completed.

3.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the International Financial Reporting Standards Interpretations Committee (“IFRIC”) interpretations (collectively “IFRSs”). The consolidated financial statements have also been prepared under the historical cost convention, as modified to include the fair value of certain financial instruments in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 6.

The Group continues to adopt the going concern basis in preparing its consolidated financial statements. The Company’s Board of Directors has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

Out-of-period adjustments

The consolidated financial statements for the financial year ended December 31, 2014 included certain out-of-period adjustments which were not considered material to the prior year financial statements.

These adjustments resulted in a net credit to the consolidated income statement of $9.2m for the year ended December 31, 2014 and are detailed as follows:

–

A credit of $5.0m related to deferred income tax liabilities associated with the prior year acquisition of Non-controlling interests. A deferred income tax liability of $63.7m was recognised through equity in regard to this.

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Intercompany transactions, balances, income and expenses on transactions between Group companies are eliminated. Gains and losses resulting from intercompany transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

(c) Joint arrangements

Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The nature of the Group’s joint arrangement has been assessed by management and it was determined to be a joint venture. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognised at cost and adjusted thereafter to recognise the Group’s share of the post-acquisition profits and losses and

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The exchange rates used for the translation of the consolidated income statement and the balance sheet are as follows:

	2015	2014	2013
STERLING
Income statement (average rate)	1.5283	1.6477	1.5642
Balance sheet (closing rate)	1.4739	1.5593	1.6563
EURO
Income statement (average rate)	1.1099	1.3290	1.3283
Balance sheet (closing rate)	1.0863	1.2101	1.3800

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the consolidated income statement within “Finance costs – net”. All other foreign exchange gains and losses are presented in the consolidated income statement within “Other gains/(losses) – net”.

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

4.3 Property, plant and equipment

All property, plant and equipment are stated at historical cost less depreciation and impairments if relevant.

Historical cost includes expenditure that is directly attributable to bringing the asset to its working condition for its intended use.

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.4 Intangible assets

(a) Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to groups of cash generating units (“CGUs”) that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the level of groups of CGUs.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the group of CGUs is compared to the recoverable amount, which is the higher of the value in use and the fair value less costs to sell. Any impairment is first allocated to goodwill. Any goodwill impairment is recognised immediately as an expense and not reversed subsequently.

(b) Customer relationships and other acquired intangibles

Customer relationships and other acquired intangibles comprise intellectual property, and software licences and customer relationships acquired separately or in business combinations.

Separately customer relationships and other acquired intangibles are shown at historical cost.

Customer relationships and other acquired intangibles in a business combination are recognised at fair value at the acquisition date. Customer relationships and other acquired intangibles have a finite useful life and are carried at cost less accumulated amortisation. Customer relationships acquired through business combinations are evaluated on a case by case basis, evaluating the terms of contracts such as fixed fee arrangements or flexible contracts with revenues based on transactions and volume, to determine the useful lives of each relevant asset. Amortisation is calculated using the straight line method to allocate the cost of licences over their estimated useful lives as follows and included within the Amortisation - acquisition related line of the consolidated income statement. The estimated useful lives are typically as follows:

Customer relationships	-	6 - 18 years

Other acquired intangibles	-	2 - 20 years

Internally developed intangibles	-	3 years

Other intangible assets	-	3 years

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Directly attributable costs that are capitalised as part of a software product include the software development employee costs and the costs of external subcontractors.

Software development costs recognised as assets are amortised over their estimated useful lives, which is three years and included within the Depreciation and amortisation – other line of the consolidated income statement.

4.5 Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill or intangible assets not ready to use – are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the level at which management monitors goodwill, with groups of CGUs combined at an operating segment level. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

4.6 Financial assets

(a) Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss (which includes derivatives held for trading), loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include all derivatives that are not designated as hedging instruments. The Group has no other financial assets held for trading.

Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii) Loans and receivables

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

(iii) Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or the Group intends to dispose of it within 12 months of the end of the reporting period.

(b) Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for sale financial assets and derivatives held for trading are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.8 Impairment of financial assets

(a) Loans and receivables

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

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated income statement.

(b) Assets classified as available for sale

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Derivatives are classified as a current or non-current asset or liability. The accounting policy for derivatives designated as hedging instruments is set out in note 4.24. The gain or loss on the revaluation of other derivatives is recognised immediately in the consolidated income statement within “Other gains/(losses) – net”.

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

4.11 Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. In the consolidated balance sheet, bank overdrafts are shown within borrowings in current liabilities.

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

4.13 Share repurchase programmes

When accounting for share repurchase programmes where consideration is paid in advance and the counterparty bank is not acting as an agent for the company, the Group treats the initial obligation as a forward contract to purchase its own equity instrument for cash, recording a financial liability with a corresponding adjustment to equity. There is no subsequent measurement of the financial liability for contracts where the redemption price is fixed (even if the number of shares is variable). The liability is derecognised when the consideration is paid. Shares received from the bank pursuant to the program are considered treasury shares when received, and reflected as such in earnings per share. Once

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

shares are delivered under the contract, amounts may be reclassified within equity but there is no gain or loss within equity upon receipt of the shares. At the end the program, any additional shares that may be required to be issued are reflected in equity and considered outstanding for purposes of earnings per share.

4.14 Compound financial instruments

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

4.15 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

4.16 Borrowings

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

The share buy-back liability arising on the repurchase of shares during 2012 is carried at amortised cost and the difference between this and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method (see note 28).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.17 Current and deferred income tax

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

4.18 Employee benefits

The Group recognises a liability and an expense for bonuses, based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

4.19 Share based payments and related items

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, restricted

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

shares and restricted share units) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense over the vesting period. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of the options or restricted shares granted is determined using Monte Carlo option pricing models, which take into account the exercise price of the option, the current share price, the dividend expected on the shares, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors.

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

The timing of the recognition of the liability reflects the fact that post IPO the Company has communicated to employees that it would bear the employer social security costs associated with exercising options and the vesting of restricted shares.

The liability is classified on a cash settled basis and consequently is recorded at fair value at each reporting date; it is therefore sensitive to fluctuations in the share price as well as other inputs to the fair value calculation model. The liability is therefore subject to review at each reporting date.

4.20 Revenue recognition

The Group’s revenue is mainly derived from selling financial data and providing pre and post-trade processing technology services. The Group also provides financial data web solutions development and maintenance services and sells software licences and related services for risk management, enterprise data management, and pricing and financial analytics.

Revenue is measured at the fair value of the consideration received or receivable and when the following general revenue recognition principles are met: the amount of revenue can be reliably measured, the receipt of economic benefits are probable, costs incurred or to be incurred can be measured reliably and where relevant, the risks and rewards of ownership have been transferred to the buyer.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition to the general principles outlined above, the following specific policies are applied:

(a) Financial data, pre- and post-trade processing services and development and maintenance of web solutions services

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

(b) Software

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.21 Leases

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

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance costs, are included in other long-term payables. The interest element of the finance cost is charged to the consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment and certain intangible assets acquired under finance leases are depreciated or amortised over the shorter of the useful life of the asset and the lease term.

Operating lease incentives are accounted for as a reduction of the rental expense and spread on a straight line basis over the term of the lease.

4.22 Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved.

4.23 Exceptional items

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

4.24 Hedge accounting

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Where the hedging relationship is classified as a cash flow hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument arising from the hedged risk are recognised directly in equity rather than in the consolidated income statement. When the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in other comprehensive income are either recycled to the consolidated income statement, or if the hedged item results in a non-financial asset, are recognised as adjustments to its initial carrying amount. The gain or loss relating to any ineffective portion is recognised immediately in the consolidated income statement within Other gains/(losses) – net.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement within Other gains/(losses) – net.

The full fair value of hedging derivatives is classified as current when the remaining maturity of the hedged item is less than 12 months.

4.25 Changes in accounting policy and disclosures

(a) New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after January 1, 2015:

–	Annual Improvements to IFRSs – 2010-2012 Cycle
–	Annual Improvements to IFRSs – 2011-2013 Cycle

The adoption of these amendments did not have a significant impact on the current period or any prior period and is not likely to affect future periods.

The Group also elected to adopt the following two amendments early:

–	Annual Improvements to IFRSs 2012-2014 Cycle; and
–	Disclosure Initiative: Amendments to IAS 1

As these amendments merely clarify the existing requirements, they do not affect the Group’s accounting policies or any of the disclosures.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b) New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

–

IFRS 16, “Leases” addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 “Leases”, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to EU endorsement and the entity adopting IFRS 15 “Revenue from contracts with customers” at the same time. The Group is currently assessing the impact of IFRS 16.

–

IFRS 15, “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

5.	Financial risk management

5.1 Financial risk factors

The Group’s operations expose it to a variety of financial risks: market risks (including foreign exchange risk, market price risk and cash flow interest rate risk), credit risk and liquidity risk.

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For Pound Sterling and Euro foreign exchange risk management, the policy is to hedge a proportion of exposure to forecast consolidated Pound Sterling and Euro revenue on a rolling 15 month basis. For Canadian Dollar, Indian Rupee and Singapore Dollar foreign exchange risk management the policy is to hedge 100% of consolidated operating expenditure exposure for 15 months starting from January 1 following the annual budget process.

In addition, other foreign exchange exposures relating to significant cash flows, such as the Group’s annual bonus payment, are hedged when the magnitude and the probability of them occurring is deemed significant. These FX forward contracts are not hedge accounted for.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is not hedged as the Group has no current intentions to reduce its investments in any overseas entities.

At December 31, 2015, if the Euro had weakened/strengthened by 10% against the US Dollar with all other variables held constant, operating profit for the year would have been $7.6m lower/higher (2014: $2.4m, 2013: $1.6m). The impact on equity would have been $9.5m lower (2014: $4.8m) due to the translation of net assets of overseas entities.

At December 31, 2015, if the Pound Sterling had weakened/strengthened by 10% against the US Dollar with all other variables held constant, operating profit for the year would have been $25.0m lower/higher (2014: $5.7m, 2013: $8.2m). The impact on equity would have been $18.3m lower/higher (2014: $17.2m) due to the translation of net assets of overseas entities.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes to exchange rate fluctuations in respect of other currencies would not significantly impact the Group’s results.

(ii) Market price risk

The Group is not exposed to significant market price risk as it holds no listed investments, and has no investment trading activity.

(iii) Cash flow interest rate risk

The Group’s interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk (see note 28).

At December 31, 2015 the Group held borrowings with a floating rate of interest totalling $200.0m (2014: $228.0m). If interest rates on floating rate borrowings had been 100 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been $2.6m lower/higher (2014: $3.7m).

At December 31, 2015 the Group held borrowings of $500.0m (2014: $nil) with a fixed rate of interest.

Any future potential interest rate risk exposure as a result of new long-term borrowings will be assessed for the impact of a shift in interest rates over the expected term of the borrowings and if considered material a potential exposure to interest rate movement will be hedged using the appropriate financial instruments approved by the Chief Financial Officer.

(b) Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables and cash and cash equivalents. The directors believe that such risk is limited, as the Group’s customer base primarily consists of large financial institutions. The amount of exposure to any individual counterparty is actively monitored and assessed by management.

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, independently rated parties with a minimum short term investment grade rating of “A1” are accepted as investment counterparties. At December 31, 2015 cash and cash equivalents were held with 19 (2014: eight) independent financial institutions. For customers, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal ratings in accordance with limits approved by the Management Committee.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. At December 31, 2015, 50% (2014: 49%) of the Group’s counterparty risk is with larger institutions which have an external credit rating of investment grade or better. The remaining

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

counterparties are closely monitored. Of these counterparties 72% (2014: 78%) are with customers with whom the Group has a trading relationship for more than 12 months and with no significant history of default. The credit quality of financial assets in the comparative periods was not significantly different from the current period.

(c) Liquidity risk

The Group’s management reviews liquidity issues on an ongoing basis and the Group actively maintains a mixture of long term and short term debt finance at competitive interest rates that is designed to ensure the Group has sufficient available funds for operations. On-going business is cash flow generative and excess liquidity is invested over the short term at competitive yields with approved investment grade institutions.

Cash flow forecasting is performed monthly by the operating entities of the Group and aggregated by Group Treasury on a rolling 12 month basis. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Markit Group Limited, the Group’s internal bank managed by Group Treasury. Group Treasury invests surplus cash in interest bearing current accounts, time deposits and money market deposits, choosing appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the above-mentioned forecasts. At the reporting date, the Group held short term deposits and cash of $146.0m (2014: $117.7m) that are expected to readily generate cash for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for derivatives for which fair values are disclosed:

	Less than 6 months	Between 6 months and 1 year	Between 1 and 5 years	Over 5 years $’m
	$’m	$’m	$’m

At December 31, 2015
Borrowings	43.9	43.9	243.9	500.0
Derivative financial instruments	1.4	0.2	0.1	-
Trade and other payables	213.4	-	157.2	-

	Less than 6 months	Between 6 months and 1 year	Between 1 and 5 years	Over 5 years $’m
	$’m	$’m	$’m

At December 31, 2014
Borrowings	43.9	43.9	359.7	-
Derivative financial instruments	1.8	0.5	0.6	-
Trade and other payables	203.7	-	143.1	-

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Consistent with others in the industry, the Group monitors capital on the basis of the leverage ratio. This is calculated as net debt divided by Adjusted EBITDA. Net debt is calculated as total borrowings (including “current and non-current borrowings” as shown in the consolidated balance sheet) less “cash and cash equivalents”. Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests (see note 7).

The Group’s leverage ratio at December 31, 2015 was 1.36:1 (2014: 0.65:1).

The Group considered that the leverage ratio is appropriate to the current requirements of the Group.

5.3 Fair value estimation

Except for foreign currency derivatives, available for sale financial assets and contingent consideration in respect of past acquisitions, the Group holds no financial instruments at fair value. The Group uses the following hierarchy for determining and disclosing the fair value of these financial instruments:

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

Foreign currency derivatives are valued using inputs provided by the respective counterparties, which are large financial institutions, and are based on the difference between the spot rate and the forward rate. The fair value of the available for sale financial assets and the contingent consideration is based on the Group’s estimates (level 3), the inputs for which are not based on observable market data (that is, unobservable inputs). The movements in available for sale financial assets and contingent consideration are shown in note 5.4.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the Group’s assets and liabilities that are measured at fair value at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets	$’m	$’m	$’m	$’m
Derivatives used for hedging	-	4.4	-	4.4
Available for sale financial assets	-	-	1.1	1.1

	-	4.4	1.1	5.5

Liabilities
Contingent consideration	-	-	67.2	67.2
Derivatives used for hedging	-	1.7	-	1.7

	-	1.7	67.2	68.9

The table below presents the Group’s assets and liabilities that are measured at fair value at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets	$’m	$’m	$’m	$’m
Derivatives used for hedging	-	8.0	-	8.0

	-	8.0	-	8.0

Liabilities
Contingent consideration	-	-	50.7	50.7
Derivatives used for hedging	-	2.9	-	2.9

	-	2.9	50.7	53.6

5.4 Fair value measurements using significant unobservable inputs (level 3)

Assets	Year ended December 31, 2015
$’m
Balance at January 1	-
Available for sale financial assets:
- Recognised on investment in the year	1.1

Balance at December 31	1.1

Liabilities	Year ended December 31, 2015	Year ended December 31, 2014
	$’m	$’m
Balance at January 1	50.7	33.6
Contingent consideration:
- Recognised on acquisition	19.0	35.3
- Fair value gains on contingent consideration – recognised within Acquisition related items	(0.8)	(15.9)
- Unwind of discount – recognised within Finance costs – net	1.6	1.3
- Settlement	(2.9)	(3.6)
- Foreign exchange movements through Other gains/(losses) – net	(0.4)	-

Balance at December 31	67.2	50.7

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has obligations to pay additional consideration for prior acquisitions, based upon revenue and EBITDA performance contractually agreed at the time of purchase. These are measured using significant unobservable inputs and at December 31, 2015, the Group held liabilities of $67.2m (2014: $50.7m). The Group believes that additional payments in connection with these transactions would not have a material impact on the consolidated financial statements.

Excluding contingent consideration linked to revenue and EBITDA share agreements which were valued at $14.5m at December 31, 2015 (2014: $17.8m), the total undiscounted maximum potential consideration payable over and above that already recognised would amount to $16.4m (2014: $2.7m).

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There have been no transfers between levels in the year.

There were no changes in valuation techniques during the year.

5.5 Group’s valuation process

The Group’s finance department performs the valuations of financial assets and liabilities required for financial reporting purposes, including level 3 fair values. These valuations are reviewed by the Chief Financial Officer.

At each reporting period the Group revalues its contingent consideration payment obligations relating to past business acquisitions. The main level 3 inputs in calculating these fair values are the business performance of acquirees and discount rates. The actual performance of relevant acquirees is discounted to a present value at a discount rate that reflects the proportionate risk a market participant would incur in meeting this liability. The resultant present values form the bases of the contingent consideration due. Changes in fair values are analysed at each reporting date by the business.

The Group’s only derivatives are forward foreign exchange contracts. These contracts are initially recognised at fair value, which is equal to the contract value based on the forward rate at the time of entering into the contract. Subsequently, each contract is revalued to its fair value on a monthly basis, based on the difference between the spot rate and the forward rate. These valuations are provided by the respective hedge counterparties, which are large financial institutions.

The fair values of all financial assets and liabilities held at amortised cost were not materially different from their carrying values.

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.1 Business combinations

The Group is highly acquisitive and accordingly there are a number specific areas in which the Group relies on estimates and is required to exercise judgement. Specifically these include:

(a) Valuation of contingent consideration

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

(b) Valuation of intangible assets on acquisition

The identification and valuation of separable intangible assets acquired as part of the business combination requires judgement and the use of estimates to determine the expected future cash flows from the separately identified intangible assets (see note 4.4).

(c) Goodwill impairment testing

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates as described in note 17. The impact of changes in assumptions used in testing for impairment of goodwill is disclosed in note 17.

6.2 Internally developed intangibles

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

6.3 Revenue recognition

As described in note 4.20, the Company exercises judgement in determining whether the components of multiple element transactions are identifiable products or services that have standalone value to the customer. In this determination, management considers the transaction from the customer’s perspective and among other factors; management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

6.4 Income taxes

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

The Company’s 2015 effective income tax rate on earnings from continuing operations was 31.5% (2014: 25.6%, 2013: 30.2%). A 1% increase in the effective income tax rate would have increased 2015 income tax expense by approximately $2.2m (2014: $2.2m, 2013: $2.1m).

6.5 Repurchase of shares

When accounting for share repurchase programmes where consideration is paid in advance, management exercises judgement around the initial recognition of the obligation to buy back its own shares and receipt of shares over the contract. Management treats the obligation as a financial liability with a corresponding adjustment to equity. There is no subsequent measurement of the financial liability for contracts where the redemption price is fixed (even if the number of shares is variable). The liability is derecognised when the consideration is paid. Shares received from the bank pursuant to the program are considered treasury shares when received, and reflected as such in earnings per share. Once shares are delivered under the contract, amounts may be reclassified within equity but there is no gain or loss within equity upon receipt of the shares. At the end the program, any additional shares that may be required to be issued would be reflected in equity and considered outstanding for purposes of earnings per share. The company has evaluated the terms of its share repurchase agreement and has determined that the counterparty bank is not acting as an agent for the company.

7.	Operating segments

Operating segment information

The Chief Executive Officer (“CEO”) is the Group’s chief operating decision-maker. Management has determined the operating segments based on the information received by the CEO for the purposes of allocating resources and assessing performance.

The CEO considers the performance of the business primarily from the perspective of groups of similar products.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The CEO assesses the performance of the operating segments based on Adjusted EBITDA, a measure of earnings before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items and other gains/(losses)- net, including share of Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

This measure excludes the effects of charges or income from the operating segments such as restructuring costs, legal expenses and goodwill impairments when those items result from an isolated event. The measure also excludes the effects of equity-settled share based payments and foreign exchange gains/losses.

Finance costs are not allocated to segments as this type of activity is driven by Group Treasury which manages the financing position of the Group.

Central costs are allocated to segments based on various metrics, including revenue, EBITDA and headcount, reflecting the nature of the costs incurred.

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

Processing: The Group’s Processing division offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange and syndicated loans. The Group’s trade processing and connectivity services enable buy side and sell side firms to confirm transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk and complying with reporting regulations. The Group believes it is the largest provider of end-to-end multi-asset OTC derivatives trade processing services.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Solutions: The Group’s Solutions division provides configurable enterprise software platforms, managed services and hosted custom web solutions. The Group’s offerings help its customers capture, organise, process, display and analyse information, manage risk and meet regulatory requirements.

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013

	$’m	$’m	$’m
Revenue
- Information	501.6	486.5	459.6
- Processing	256.0	284.9	265.3
- Solutions	355.8	293.7	223.0

Total revenue	1,113.4	1,065.1	947.9

Adjusted EBITDA[1]
- Information	245.1	239.2	217.2
- Processing	133.9	156.6	138.1
- Solutions	120.0	93.1	77.5
- Non-controlling interest	(2.1)	(0.7)	(11.5)

Total adjusted EBITDA[1]	496.9	488.2	421.3

Reconciliation to the consolidated income statement:
- Exceptional items	(48.7)	(84.9)	(60.6)
- Acquisition related items	(4.2)	12.4	1.4
- Amortisation - acquisition related	(63.7)	(57.9)	(50.1)
- Depreciation and amortisation - other	(107.0)	(100.1)	(86.0)
- Share based compensation and related items	(50.8)	(16.0)	(8.1)
- Other gains/(losses) - net	13.7	(6.0)	0.7
- Finance costs - net	(18.9)	(16.9)	(19.4)
- Non-controlling interest	2.1	0.7	11.5
- Share of results from joint venture not attributable to Adjusted EBITDA	2.7	1.1	-

Profit before income tax	222.1	220.6	210.7

1 Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Geographical segment information	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m
Revenue
- United States of America	556.5	530.3	473.4
- United Kingdom	314.7	310.1	283.9
- Other European Union	117.0	109.9	98.2
- All other countries	125.2	114.8	92.4

Total revenue	1,113.4	1,065.1	947.9

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Non-current assets
- United States of America	407.5	332.4
- United Kingdom	2,650.1	2,507.3
- Other European Union	50.6	7.7
- All other countries	31.2	34.4

	3,139.4	2,881.8
Deferred income tax assets	2.3	4.2
Available for sale financial assets	1.1	-

Total non-current assets	3,142.8	2,886.0

No individual customer accounts for more than 10% of Group revenue.

8.	Operating expenses

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m
Personnel costs	362.3	350.4	307.3
Operating lease payments	18.6	16.8	15.5
Technology costs	92.8	89.5	86.2
Subcontractors and professional fees	49.1	44.0	40.1
Other expenses	77.6	68.5	66.0

Operating expenses	600.4	569.2	515.1

The operating expenses above exclude exceptional items (see note 9), acquisition related items (see note 10), share based compensation and related items (see note 11), other gains/(losses) - net (see note 12), depreciation on property, plant and equipment (see note 16) and amortisation of intangible assets (see note 17).

A charge of $11.6m relating to employer contributions to employee defined contribution pension plans has been included in personnel costs in the year (2014: $8.7m, 2013: $4.6m).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Exceptional items

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m

Settlement of class action lawsuit	45.0	-	-
Impairments	-	39.8	53.5
Recognition of liability for social security costs on employee equity instruments	-	20.1	-
IPO preparation and execution costs	-	12.1	-
Accelerated share based compensation charges	-	7.3	-
Legal advisory costs	3.7	5.6	6.3
Indirect taxes	-	-	5.0
Profit on sale of available for sale financial assets	-	-	(4.2)

Exceptional items	48.7	84.9	60.6

Exceptional items are considered by management to constitute items that are significant either because of their size, nature or incidence of occurrence, and are presented on the face of the consolidated income statement. The separate reporting of exceptional items is set out below to provide an understanding of the Group’s underlying performance.

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry-wide issue and are consequently not considered part of the Group’s normal course of business.

For the year ended December 31, 2015:

–

The Group paid $45.0m associated with the agreement to the settlement in principle of an antitrust class action lawsuit in the United States relating to credit derivatives and related markets. These costs have been classified as exceptional due to the one-off, individual nature of this matter along with the size of the costs being incurred. These costs are consequently not considered to be part of the normal course of business.

For the year ended December 31, 2014:

–

A $31.9m impairment of goodwill was taken in relation to Analytics, within the Group’s Solutions segment, as developments in the regulatory and business environment have resulted in weaker than anticipated growth.

–

A $7.9m impairment charge, relating primarily to Credit Centre’s other intangible assets, within the Group’s Processing segment, was recorded following a decision to wind down the business due to the market not evolving as expected.

–

IPO preparation and execution costs consisted of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For the year ended December 31, 2013:

–

A $12.7m impairment of all goodwill in relation to BOAT, within the Group’s Information segment and servicing a MiFID compliant trade reporting platform, was taken following the decision to close the business.

–

An impairment charge of $20.2m was recognised in relation to Markit Hub within the Group’s Information segment and providing a centralised interface for managing research content. Taking account of a reduced commercial outlook for this product, management fully impaired goodwill of $18.4m and other intangibles assets of $1.8m.

–

An impairment charge of $20.0m was recognised in relation to On Demand reflecting local cost pressures associated with operating at this asset’s location, reducing expectations for improvements in profit margins. On Demand provides web design, development and hosting services in the Solutions operating segment.

–	Profit on the sale of available for sale financial assets related to the gain realised on the sale of an investment, which due to its size and one off occurrence was classified as exceptional.
–	Indirect taxes represent the anticipated cost in connection with the settlement of a one time indirect tax exposure.

10.	Acquisition related items

Acquisition costs primarily relate to legal and tax advisory costs attributable to completed acquisitions.

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m
Acquisition costs	4.8	3.5	0.4
Remuneration on acquisition	0.9	-	-
Fair value gains on contingent consideration and other acquisition related arrangements	(1.5)	(15.9)	(1.8)

Acquisition related items	4.2	(12.4)	(1.4)

In the year ended December 31, 2015, a charge of $0.9m has been recognised relating to the acquisition of CoreOne Technologies (“CoreOne”). This represents the issuance of equity-based remuneration to senior management of the acquiree. Further to this, total gains of $1.5m have been recognised in the period relating to the LoanSERV acquisition, including $0.8m on contingent consideration (see note 5.4).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the year ended December 31, 2014, a $15.9m credit was recognised primarily relating to the acquisitions of Securities Hub ($13.5m credit) and thinkFolio ($2.8m credit) to adjust the carrying value of contingent consideration. This reflected a lower fair value of future discounts provided by Securities Hub as part of the deal structure and with the run rate of acquired contracts for thinkFolio.

11.	Share based compensation and related items

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m
Share based compensation	36.4	13.4	8.1
Change in fair value of liability for social security costs on employee equity instruments	14.4	2.6	-

Share based compensation and related items	50.8	16.0	8.1

Additionally, for the period ended December 31, 2014, as a result of the IPO, a further $7.3m charge was treated as an exceptional item (note 9) in relation to a non-recurring acceleration of vesting for options granted prior to August 2013, and a charge of $20.1m was recognised within exceptional items (note 9) upon initial recognition of the liability for social security costs on employee equity instruments.

12.	Other gains/(losses) – net

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m
Foreign exchange forward contracts:
- Held for trading	(0.8)	7.3	3.9
- Held for hedging	9.9	(9.8)	(2.3)
Net foreign exchange gains/(losses)	4.6	(3.5)	(0.9)

Other gains/(losses) – net	13.7	(6.0)	0.7

The Group holds forward exchange contracts to economically hedge the foreign exchange risk of certain future payables and receivables.

13.	Finance costs – net

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m

Finance costs:
- Interest on borrowings	8.1	5.4	6.5
- Unwind of discount	9.2	10.5	12.4
- Facility fee amortisation	0.8	0.6	-
- Other	0.9	0.6	0.8

	19.0	17.1	19.7

Finance income:
- Interest income on short-term bank deposits	(0.1)	(0.2)	(0.3)

	(0.1)	(0.2)	(0.3)

Finance costs – net	18.9	16.9	19.4

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Income tax expense

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m

Current tax:
- Current tax on profits for the year	67.1	67.8	78.1
- Adjustments in respect of prior years	2.6	(11.2)	(2.7)

Total current tax	69.7	56.6	75.4

Deferred tax:
- Origination and reversal of temporary differences	0.1	9.2	(1.1)
- Impact of change in tax rate	1.8	0.9	(5.0)
- Adjustments in respect of prior years	(1.6)	(10.2)	(5.6)

Total deferred tax	0.3	(0.1)	(11.7)

Income tax expense	70.0	56.5	63.7

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the standard tax rate applicable to profits of the Company as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m

Profit before income tax	222.1	220.6	210.7

Tax using the UK corporate rate of 20.25% (2014: 21.5%, 2013: 23.25%)	45.0	47.5	49.0
Tax effect of non-deductible items	1.3	15.8	11.4
Research and development tax deductions	(2.2)	(2.0)	(2.4)
Share of results of equity investments	2.3	1.2	-
Effect of tax rates in foreign jurisdictions	18.6	11.4	19.0
Adjustments in respect of prior years	1.0	(21.4)	(8.3)
Deferred tax not recognised	2.2	3.0	-
Effect of change in tax rates on deferred tax balances	1.8	1.0	(5.0)

Income tax expense	70.0	56.5	63.7

The UK corporation tax rate changed from 21% to 20% from April 1, 2015. Accordingly the Group’s profits for 2015 are taxed at a blended rate of 20.25%. Reductions in the UK corporation tax rate to 19% from April 1, 2017 and to 18% from April 1, 2020 have been substantively enacted and have been reflected in the calculation of deferred tax at the year end.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income tax (credited)/charged directly to equity during the year is as follows:

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
	$’m	$’m	$’m

Current tax recognised on share based compensation	(20.7)	(9.3)	(2.7)
Deferred tax recognised on share based compensation	(6.3)	(55.8)	0.4
Current tax recognised on acquisition of non-controlling interests	-	4.5	(4.5)
Deferred tax recognised on acquisition of non-controlling interests	-	59.2	(64.9)
Deferred tax recognised on redemption liability	-	(21.7)	-
Deferred tax recognised on derivative financial instruments	(0.2)	3.0	(2.0)
Current tax recognised on derivative financial instruments	(0.4)	-	-

Total tax recognised directly in equity	(27.6)	(20.1)	(73.7)

Income tax expense is recognised based on management’s estimate of the annual income tax rate expected for the year by jurisdiction. The estimated average annual tax rate used for the year ended December 31, 2015 is 31.5% (2014: 25.6%, 2013: 30.2%). Income tax expense in the prior year contains out-of-period adjustments (see note 3).

15.	Earnings per share

Earnings per share, basic is calculated by dividing the net income attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the year. During the year ended December 31, 2014, the Company completed a corporate reorganisation, a reclassification of its share classes and a share split at a ratio of 10:1 (see note 2). Following these transactions, historical financial information was restated to the corresponding weighted number of shares to reflect the share split.

		Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013[1]
Profit attributable to owners of the Company	$’m	152.5	165.2	139.4
Weighted average number of common shares issued and outstanding, basic		179,797,425	179,183,880	173,875,980

Earnings per share, basic		$0.85	0.92	0.80

[1]	Restated to reflect the share split (see note 2).

			Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013[1]
Profit attributable to owners of the Company		$’m	152.5	165.2	139.4
Weighted average number of common shares issued and outstanding, basic			179,797,425	179,183,880	173,875,980

Adjustments for:
Share based payments
- Options			8,424,500	4,307,360	1,032,090
- Restricted shares			1,532,544	976,300	642,690
- Restricted share units			42,250	-	-

Weighted number of common shares issued and outstanding, diluted			189,796,719	184,467,540	175,550,760

Earnings per share, diluted	$		0.80	0.90	0.79

[1]	Restated to reflect the share split (see note 2).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share, diluted is calculated by adjusting the weighted average number of common shares issued and outstanding to assume conversion of all dilutive potential common shares. The Company has three categories of dilutive potential common shares that adjust the weighted average shares, namely options, restricted shares and restricted share units. A calculation is done to determine the number of common shares that could have been acquired at fair value (determined as the average market share price of the Company’s issued and outstanding common shares for the year) based on the monetary value of the subscription rights attached to the options, restricted shares and restricted share units. The number of common shares calculated above is compared with the number of common shares that would have been issued and outstanding assuming the exercise of options and the vesting of restricted shares and restricted share units.

16.	Property, plant and equipment

	Leasehold improvements	Computer equipment	Fixtures, fittings and equipment	Assets under construction	Total
	$’m	$’m	$’m	$’m	$’m
COST
Balance at January 1, 2015	38.8	113.5	16.4	0.8	169.5
Acquisitions	0.3	1.7	0.2	-	2.2
Additions	0.5	12.6	0.5	3.2	16.8
Transfers	0.3	1.7	-	(2.0)	-
Disposals	(0.2)	(0.1)	-	-	(0.3)
Effect of movements in exchange rates	(0.3)	(3.2)	(0.1)	-	(3.6)

Balance at December 31, 2015	39.4	126.2	17.0	2.0	184.6

Balance at January 1, 2014	36.5	99.2	15.0	2.2	152.9
Acquisitions	-	0.2	0.1	-	0.3
Additions	0.1	19.6	0.8	2.5	23.0
Transfer	2.4	0.5	0.9	(3.8)	-
Disposals	-	(2.3)	-	-	(2.3)
Effect of movements in exchange rates	(0.2)	(3.7)	(0.4)	(0.1)	(4.4)

Balance at December 31, 2014	38.8	113.5	16.4	0.8	169.5

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance at January 1, 2015	13.8	86.5	12.7	-	113.0
Depreciation for the year	4.7	18.5	2.1	-	25.3
Disposals	(0.2)	(0.1)	-	-	(0.3)
Effect of movements in exchange rates	(0.2)	(2.5)	(0.3)	-	(3.0)

Balance at December 31, 2015	18.1	102.4	14.5	-	135.0

Balance at January 1, 2014	9.3	71.1	10.2	-	90.6
Depreciation for the year	4.7	18.5	2.7	-	25.9
Impairment	-	1.2	-	-	1.2
Disposals	-	(1.2)	-	-	(1.2)
Effect of movements in exchange rates	(0.2)	(3.1)	(0.2)	-	(3.5)

Balance at December 31, 2014	13.8	86.5	12.7	-	113.0

NET BOOK VALUE
Balance at December 31, 2014	25.0	27.0	3.7	0.8	56.5

Balance at December 31, 2015	21.3	23.8	2.5	2.0	49.6

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Intangible assets

	Goodwill	Acquired intangibles - Customer relationships	Acquired intangibles - Other	Internally developed intangibles	Other intangible assets	Total
COST	$’m	$’m	$’m	$’m	$’m	$’m
Balance at January 1, 2015	2,331.9	492.0	183.8	334.2	97.9	3,439.8
Acquisitions	169.5	113.0	59.2	-	0.7	342.4
Additions	-	-	-	90.8	5.9	96.7
Disposals	-	-	-	(2.8)	(0.9)	(3.7)
Effects of movements in exchange rates	(21.4)	(10.5)	(4.4)	(6.9)	(1.3)	(44.5)
Other movements*	(4.4)	-	-	-	-	(4.4)

Balance at December 31, 2015	2,475.6	594.5	238.6	415.3	102.3	3,826.3

ACCUMULATED AMORTISATION AND IMPAIRMENT

Balance at January 1, 2015	120.6	148.6	73.9	197.5	75.9	616.5
Amortisation	-	43.0	20.7	68.6	10.6	142.9
Disposals	-	-	-	(0.5)	(0.7)	(1.2)
Effects of movements in exchange rates	-	(2.7)	(1.2)	(3.6)	(1.2)	(8.7)

Balance at December 31, 2015	120.6	188.9	93.4	262.0	84.6	749.5

NET BOOK VALUE
Balance at December 31, 2014	2,211.3	343.4	109.9	136.7	22.0	2,823.3

Balance at December 31, 2015	2,355.0	405.6	145.2	153.3	17.7	3,076.8

* Other movements represent fair value adjustments to the carrying value of goodwill as a result of the reassessment of deferred tax (see note 29).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Goodwill	Acquired intangibles - Customer relationships	Acquired intangibles - Other	Internally developed intangibles	Other intangible assets	Total
COST	$’m	$’m	$’m	$’m	$’m	$’m
Balance at January 1, 2014	2,220.0	464.0	148.8	257.3	132.4	3,222.5
Acquisitions	134.2	38.4	39.0	1.8	0.1	213.5
Additions	-	-	-	90.7	15.0	105.7
Disposals	-	-	-	(9.2)	(48.1)	(57.3)
Effects of movements in exchange rates	(22.3)	(10.4)	(4.0)	(6.4)	(1.5)	(44.6)

Balance at December 31, 2014	2,331.9	492.0	183.8	334.2	97.9	3,439.8

ACCUMULATED AMORTISATION AND IMPAIRMENT

Balance at January 1, 2014	88.7	111.4	56.6	140.7	107.3	504.7
Amortisation	-	39.6	18.3	64.4	10.7	133.0
Disposals	-	-	-	(5.1)	(47.4)	(52.5)
Impairments	31.9	-	-	0.2	6.5	38.6
Effects of movements in exchange rates	-	(2.4)	(1.0)	(2.7)	(1.2)	(7.3)

Balance at December 31, 2014	120.6	148.6	73.9	197.5	75.9	616.5

NET BOOK VALUE
Balance at December 31, 2013	2,131.3	352.6	92.2	116.6	25.1	2,717.8

Balance at December 31, 2014	2,211.3	343.4	109.9	136.7	22.0	2,823.3

In the above tables, Acquired intangibles - Other relates predominantly to software and technology intangible assets.

Impairment tests for goodwill

Goodwill is allocated to a group of CGUs, represented by segments, which is the lowest level at which goodwill is monitored by management. Typically, acquisitions are integrated into existing operating segments, and the goodwill arising is allocated to the CGUs that are expected to benefit from the synergies of the acquisition. As the business areas have become increasingly integrated and globalised, management has reviewed the level at which goodwill is monitored.

The Group is actively using acquired skilled workforce and customer relationships over each division. The allocation of goodwill to groups of CGUs is made based on the synergies expected to be derived from the combination. In order to reflect this, the level at which goodwill is assessed has changed

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

whereby it is now tested at an operating segment level. As a result, the groups of CGUs tested have been reduced from 20 in 2014 to three in 2015. Groups of CGUs have been tested on the basis of the operating segment within which they are managed, based on the synergies expected to be derived from the combination. There has been no change in the segments within which each CGU operates, or any changes in allocation of goodwill between CGUs.

The level at which groups of CGUs are now tested had no impact on the carrying values of goodwill, which are set out below. We have also tested goodwill on the prior year basis to ensure that the change does not avoid goodwill impairments.

CGU segment	December 31, 2014	Acquisitions	Impairment	Foreign Exchange	Other movements*	December 31, 2015

	$’m	$’m	$’m	$’m	$’m	$’m
Information	1,542.5	55.3	-	(16.5)	-	1,581.3
Processing	222.3	46.2	-	(1.6)	-	266.9
Solutions	446.5	68.0	-	(3.3)	(4.4)	506.8

Total	2,211.3	169.5	-	(21.4)	(4.4)	2,355.0

CGU segment	December 31, 2013	Acquisitions	Impairment	Foreign Exchange	Other movements	December 31, 2014

	$’m	$’m	$’m	$’m	$’m	$’m
Information	1,552.6	-	-	(10.1)	-	1,542.5
Processing	223.0	-	-	(0.7)	-	222.3
Solutions	355.7	134.2	(31.9)	(11.5)	-	446.5

Total	2,131.3	134.2	(31.9)	(22.3)	-	2,211.3

*	Other movements represent fair value adjustments to the carrying value of goodwill as a result of the reassessment of deferred tax (see note 29).

The recoverable amount of all CGUs has been determined based on value in use calculations.

These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for similar business in which the CGU operates.

Management determined budgeted margin based on past performance and its expectations of market developments.

The key assumptions used for the value in use calculations are as follows:

	2015		2014

CGU segment	Discount rate	Perpetual growth rate	Discount rate	Perpetual growth rate

Information	8%	Up to 2.2%	10-11%	Up to 2.5%
Processing	10%	Up to 2.2%	12%	2.5%
Solutions	13%	Up to 2.2%	11-14%	2.5%

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The perpetual growth rates used are consistent with economic reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGU.

Certain goodwill balances have been apportioned across multiple CGUs, specifically the acquisitions of Markit Group Limited and WSO in 2008 and CoreOne in 2015. This reflects the allocation of identified CGUs acquired in these transactions to different segments. The allocation of goodwill has been made based upon forecast cash flows at the date of acquisition as follows:

	CGU segment allocation			Total
	Information	Processing	Solutions	Goodwill
Acquisition	$’m	$’m	$’m	$’m
Markit Group Limited	1,041.8	-	4.8	1,046.6
WSO	52.5	-	215.0	267.5
CoreOne	55.3	-	54.4	109.7

Impairment charge arising in 2015

No impairment charge was recognised in 2015.

Impairment charge arising in 2014

An impairment charge of $31.9m was recognised in the Solutions CGU as developments in the regulatory and business environment for the Group’s Risk Analytics product resulted in weaker than anticipated growth. This adjustment fully impaired goodwill relating to this CGU.

Impairment review

The principle assumption underlying the value in use calculations is considered to be pre-tax cash flows. Given this, sensitivity analysis has been performed to calculate the reduction in pre-tax cash flows which would eliminate the headroom. This analysis identified:

–	In Information, the recoverable amount calculated on a value in use basis exceeded carrying value by 162%. A reduction in forecast pre-tax cash flow of 45% would eliminate remaining headroom.
–	In Processing, the recoverable amount calculated on a value in use basis exceeded carrying value by 189%. A reduction in forecast pre-tax cash flow of 44% would eliminate remaining headroom.
–	In Solutions, the recoverable amount calculated on a value in use basis exceeded carrying value by 132%. A reduction in forecast pre-tax cash flow of 39% would eliminate remaining headroom.

Based on sensitivity analysis of the other assumptions of the value in use calculations for these CGUs no other reasonably possible change in assumption would cause the carrying value of the CGU to exceed its recoverable amount. Across the remaining CGUs there is no factor which is considered reasonably possible that would lead to an excess of carrying value over recoverable amount.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments by category

Balance at December 31, 2015
	Loans and receivables	Assets at fair value through profit or loss	Available for sale	Total
	$’m	$’m	$’m	$’m
Assets as per balance sheet
Trade and other receivables excluding prepayments	191.7	-	-	191.7
Available for sale financial assets	-	-	1.1	1.1
Derivative financial instruments	-	4.4	-	4.4
Cash and cash equivalents	146.0	-	-	146.0

	337.7	4.4	1.1	343.2

	Liabilities at fair value through profit or loss	Other financial liabilities at amortised cost	Total
	$’m	$’m	$’m
Liabilities as per balance sheet
Trade and other payables excluding non-financial liabilities	67.2	303.4	370.6
Borrowings	-	824.0	824.0
Derivative financial instruments	1.7	-	1.7

	68.9	1,127.4	1,196.3

Balance at December 31, 2014
	Loans and receivables	Assets at fair value through profit or loss	Available for sale	Total
	$’m	$’m	$’m	$’m
Assets as per balance sheet
Trade and other receivables excluding prepayments	198.6	-	-	198.6
Derivative financial instruments	-	8.0	-	8.0
Cash and cash equivalents	117.7	-	-	117.7

	316.3	8.0	-	324.3

	Liabilities at fair value through profit or loss	Other financial liabilities at amortised cost	Total
	$’m	$’m	$’m
Liabilities as per balance sheet
Trade and other payables excluding non-financial liabilities	50.7	296.1	346.8
Borrowings	-	435.6	435.6
Derivative financial instruments	2.9	-	2.9

	53.6	731.7	785.3

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group deems the carrying value of financial instruments as a reasonable approximation of fair value.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet where the Group currently has a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

The following table presents the recognised financial instruments that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, at December 31, 2015 and December 31, 2014. The column “net amount” shows the impact on the Group’s balance sheet if all set-off rights were exercised.

Financial assets	Effects of offsetting on the balance sheet
	Gross amounts	Gross amounts set off in the balance sheet	Net amounts presented in the balance sheet
	$’m	$’m	$’m
Trade receivables
At December 31, 2015	202.9	(16.6)	186.3
At December 31, 2014	190.2	(3.0)	187.2

The following financial liabilities are subject to offsetting:

Financial liabilities	Effects of offsetting on the balance sheet
	Gross amounts	Gross amounts set off in the balance sheet	Net amounts presented in the balance sheet
	$’m	$’m	$’m
Trade payables
At December 31, 2015	(29.4)	16.6	(12.8)
At December 31, 2014	(12.7)	3.0	(9.7)

19.	Derivative financial instruments

Derivative financial instruments primarily relate to foreign exchange rate hedging activities.

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Assets
Forward foreign exchange contracts	4.4	8.0
Less: non-current portion	(0.5)	(0.9)

Current portion	3.9	7.1

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Liabilities
Forward foreign exchange contracts	1.7	2.9
Less: non-current portion	(0.1)	(0.6)

Current portion	1.6	2.3

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Trading derivatives are classified as an asset or liability. The movement in fair value which is recognised in the consolidated income statement amounts to a loss of $0.8m (2014: gain of $7.3m) (see note 12).

Key details of the outstanding forward foreign exchange contracts are:

	Average exchange rates		Notional principal amounts
	December 31, 2015	December 31, 2014	Balance at December 31, 2015	Balance at December 31, 2014
			$’m	$’m
Currency
Pound Sterling (sold forward)	1.5107	1.5342	(130.4)	(117.3)
Euro (sold forward)	1.1208	1.3085	(39.5)	(23.3)
Indian Rupee (bought forward)	68.3103	63.5524	38.2	23.5
Singapore Dollar (bought forward)	1.4027	1.2556	28.6	18.9
Canadian Dollar (bought forward)	1.3452	1.0579	6.1	7.2
Australian Dollar (bought forward	1.3843	-	1.2	-
Hong Kong Dollar (bought forward)	7.7489	-	0.7	-

20.	Investment in joint venture

	Year ended December 31, 2015	Year ended December 31, 2014
	$’m	$’m
Balance at start of period	1.1	-
- Investment	22.7	7.0
- Share of loss	(11.3)	(5.9)

Balance at end of period	12.5	1.1

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

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summarised financial information for joint ventures

Set out below is the summarised financial information for Markit Genpact KYC Services Limited.

Summarised balance sheet

	December 31, 2015	December 31, 2014
	$’m	$’m
Non-current deferred tax asset	7.4	2.2

Total non-current assets	7.4	2.2

Trade and other receivables	12.0	13.1
Cash and cash equivalents	6.3	-

Total current assets	18.3	13.1

Trade and other payables	(2.2)	(13.2)
Deferred income	(0.1)	-

Total current liabilities	(2.3)	(13.2)

Net assets	23.4	2.1

Group share of joint venture net assets	12.5	1.1

Summarised statement of comprehensive income

	Year ended December 31, 2015	Year ended December 31, 2014
	$’m	$’m
Revenue	0.3	-
Operating expenses	(26.7)	(13.2)

Operating loss before income tax	(26.4)	(13.2)

Income tax credit	5.2	2.2

Loss for the year	(21.2)	(11.0)

Group share of joint venture results	(11.3)	(5.9)

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Trade and other receivables

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Trade receivables	186.3	187.2
Less: provision for impairment of trade receivables	(9.0)	(5.0)

Trade receivables – net	177.3	182.2
Prepayments and accrued income	80.8	90.2
Other receivables	14.4	16.4

	272.5	288.8

At December 31, 2015, the fair value of trade and other receivables is not materially different from their book values.

At December 31, 2015, trade receivables of $68.7m (2014: $89.8m) were past due but not impaired. Past due amounts have not been impaired where collection is still considered likely based on past credit history and prior knowledge of debtor insolvency. The ageing analysis of these trade receivables is as follows:

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
0 - 30 days	26.9	33.0
31 - 60 days	14.4	17.5
61 - 90 days	8.3	11.3
Greater than 90 days	19.1	28.0

	68.7	89.8
Receivables not past due	108.6	92.4

Total trade receivables – net	177.3	182.2

At December 31, 2015, trade receivables of $9.0m (2014: $5.0m) were impaired and adequately provided for. The individually impaired receivables mainly relate to individual small counterparties.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
US Dollar	191.7	212.3
Pound Sterling	61.9	62.9
Euro	13.4	9.6
Other	5.5	4.0

Total	272.5	288.8

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Movements on the Group provision for impairment of trade receivables are as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
	$’m	$’m
At January 1	5.0	4.0
Amounts provided	7.0	1.3
Utilised	(3.5)	(0.3)
Acquisitions	1.5	-
Released unutilised	(1.0)	-

At December 31	9.0	5.0

The creation and release of provision for impaired receivables have been included in operating expenses in the consolidated income statement.

Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

22.	Cash and cash equivalents

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Cash at bank and on hand	96.4	62.7
Short term bank deposits	49.6	55.0

Cash and cash equivalents (excluding bank overdrafts)	146.0	117.7

23.	Share capital and premium

As set out in note 2, during the second quarter of 2014 the Company completed a corporate reorganisation pursuant to a scheme of arrangement, whereby the entire share capital of MGHL was cancelled and extinguished and MGHL became a wholly and directly owned subsidiary of the Company. Existing shareholders of MGHL became shareholders of the Company with their rights and interests in MGHL substantially replicated in the common shares they were issued in the Company. Markit Ltd. became the ultimate parent company of the Group. Upon the completion of the corporate reorganisation, the historical consolidated financial statements of MGHL became the historical consolidated financial statements of Markit Ltd. Following the corporate reorganisation and upon completion of the IPO, all the Company’s share classes were reclassified into a single class of common shares, with a par value of $0.01 per share and the same economic and voting rights, and a share split at a ratio of 10:1 was completed where 160,692,876 common shares were issued.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Where the number of shares are shown below before giving effect to the share split, they are designated with an asterisk (*).

Issued and fully paid	Number of shares	Share capital	Share premium	Total
		$’m	$’m	$’m

Balance at December 31, 2013*	17,683,602	0.2	372.9	373.1
Options exercised and restricted shares awarded in Markit Group Holdings Limited*	113,726	-	2.5	2.5
Issue of shares held in escrow*	57,436	-	13.0	13.0
Corporate reorganisation	-	1.6	(1.6)	-
Share split	160,692,876	-	-	-
Options exercised and restricted shares awarded in Markit Ltd.	3,959,872	-	70.0	70.0

Balance at December 31, 2014	182,507,512	1.8	456.8	458.6
Options exercised and restricted shares awarded	13,606,048	0.1	221.6	221.7
Restricted shares forfeited	(182,724)	-	-	-
Repurchase of shares	(19,143,928)	(0.2)	(501.2)	(501.4)

Balance at December 31, 2015	176,786,908	1.7	177.2	178.9

Issued and fully paid	Balance at December 31, 2015	Balance at December 31, 2014
Number of shares
Common shares of $0.01 each	176,786,908	182,507,512

Nominal value of shares	$	$
Common shares of $0.01 each	1,767,869	1,825,075

During the year, 13,606,048 shares were issued (2014: 113,726 pre share split and 3,959,872 post share split). The nominal value of these shares was $136,060 (2014: $50,971) and the consideration received was $221.6m (2014: $72.3m).

On June 10, 2015, the Company repurchased 14,048,820 of its shares for a consideration of $351.3m including fees at a price of approximately $24.91 per share. The share repurchase was funded through a combination of cash on hand and a drawdown of the Group’s revolving credit facility.

On December 7, 2015, the Company entered into an aggregate $200.1m accelerated share repurchase (“ASR”) of issued and outstanding common shares. Upon commencement, 5,095,108 shares representing approximately $150.0m of the aggregate amount of the ASR were received and cancelled thereafter. We may receive additional shares at or prior to maturity of the ASR. The total number of shares ultimately to be repurchased under the ASR will generally be based on the daily volume-weighted average price of the shares during the calculation period for the ASR, less an agreed discount. At final settlement of the ASR, we may be entitled to receive additional shares, or, under certain limited circumstances, be required to deliver shares to the relevant ASR counterparty. The Group anticipates that all repurchases under the ASR Agreements will be completed by the third quarter of 2016, although each ASR counterparty has the right to accelerate settlement of its respective ASR under certain circumstances.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ending December 31, 2014, 57,436 pre share split ordinary shares were issued in respect of shares held in escrow relating to the purchase of EDM in 2012 (see note 26). The nominal value of these shares was $574. The fair value of these shares was $13.0m.

The Company’s authorised share capital of 3,000,000,000 shares (2014: 3,000,000,000 shares) consists of issued common shares, par value $0.01 per share, and undesignated shares, par value $0.01 per share that the Company’s Board of Directors is authorised to designate from time to time as common shares or as preference shares.

As of December 31, 2015 there were 176,786,908 (2014: 182,507,512) common shares issued and outstanding, including 2,505,828 (2014: 1,309,322) issued and outstanding restricted shares. This excludes 51,965,745 (2014: 66,183,615) common shares issuable upon exercise of options granted as of December 31, 2014, 52,604 (2014: nil) restricted share units and 25,219,470 (2014: 25,219,470) common shares held by the EBT. As of December 31, 2015 (2014: nil), no preference shares were issued and outstanding. All of the Company’s issued and outstanding common shares are fully paid.

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the Company’s bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting. In the event of the Company’s liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and rateably in the Company’s assets, if any, remaining after the payment of all of the Company’s debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Pursuant to Bermuda law and the Company’s bye-laws, the Company’s Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the Company’s Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of the company.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realisable value of its assets would thereby be less than its liabilities. Under the Company’s bye-laws, each common share is entitled to dividends if, as and when dividends are declared by the Company’s Board of Directors, subject to any preferred dividend right of the holders of any preference shares.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Share based compensation

The Company operates share schemes for employees throughout the Group. All current schemes were adopted by the Company in connection with the reorganisation (see note 2). The current schemes are shown below:

Description	Year of grant	Exercise price ($)	Exercise period	2015 No. of options	2014 No. of options

2004 Additional share option plan	2004	1.54 and 3.56	2006 to 2015	-	75,840
2006 Share option plan-Communicator	2006	0.90	2007 to 2018	35,850	65,590
2008 Share option plan	2008	8.20	2009 to 2017	-	59,380
2008 Share option plan	2008	12.84	2009 to 2018	2,758,810	3,076,360
2008 Share option plan (FCS)	2008	14.90	2009 to 2015	-	1,354,100
2009 Share option plan	2009	15.90	2010 to 2016	890,385	2,800,366
2010 Share option plan	2010	16.54	2010 to 2018	1,333,048	2,351,300
2011 Share option plan	2011	20.31	2011 to 2018	4,168,173	6,067,199
2012 Share option plan	2012	22.57	2012 to 2019	3,858,556	6,241,690
2013 Share option plan	2013	24.46	2014 to 2020	1,962,400	3,396,580
2013 Mid-year share option plan	2013	26.70	2014 to 2020	2,361,500	3,046,000
Key Employee Incentive Programme (“KEIP”)	2013	26.70	2016 to 2020	21,615,000	25,160,000
2008 KEIP extensions	2008	12.84	2016 to 2017	22,030	22,030
2009 KEIP extensions	2009	15.90	2016 to 2017	-	663,860
2010 KEIP extensions	2010	16.54	2016 to 2017	6,250	14,000
2011 KEIP extensions	2011	20.31	2016 to 2018	1,492,020	1,635,760
2012 KEIP extensions	2012	22.57	2016 to 2019	1,466,730	1,609,320
2013 KEIP extensions	2013	24.46	2016 to 2020	1,964,470	2,231,260
2014 Share option plan*	2014	25.00	2015 to 2021	400,000	600,000
2014 Share option plan	2014	26.70	2015 to 2021	5,269,370	5,512,980
2014 Share option awards*	2014	21.96	2015 to 2021	200,000	200,000
2015 Share option awards*	2015	25.96	2016 to 2022	200,000	-
2015 Share option awards*	2015	26.03	2016 to 2022	50,000	-
2015 Share option awards*	2015	26.05	2016 to 2022	32,500	-
2015 Share option awards*	2015	26.36	2016 to 2022	300,000	-
2015 Share option awards*	2015	26.39	2016 to 2022	100,000	-
2015 Share option awards*	2015	26.70	2016 to 2022	400,000	-
2015 Share option awards*	2015	29.00	2016 to 2022	100,000	-
2015 Share option awards*	2015	29.02	2016 to 2022	500,000	-
2015 Share option awards*	2015	29.14	2016 to 2022	478,653	-

Total share option plans				51,965,745	66,183,615

* Awarded under the 2014 Equity Incentive Award Plan

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description	Year of grant	Vesting period	2015 No. of shares	2014 No. of shares

2010 Restricted share plan	2010	2011 to 2015	-	62,660
2011 Restricted share plan	2011	2012 to 2016	5,580	13,350
2012 Restricted share plan	2012	2013 to 2015	-	111,380
2013 Restricted share plan	2013	2014 to 2016	94,600	189,200
2014 Restricted share plan	2014	2015 to 2017	561,962	932,732
2015 Restricted share awards*	2015	2016 to 2018	1,843,686	-

Total restricted shares outstanding			2,505,828	1,309,322

* Awarded under the 2014 Equity Incentive Award Plan

Description	Year of grant	Vesting period	2015 No. of share units	2014 No. of share units

2015 Restricted share units awards*	2015	2016 to 2018	52,604	-

Total restricted share units outstanding			52,604	-

* Awarded under the 2014 Equity Incentive Award Plan

2014 Equity Incentive Award Plan

At the completion of the Company’s IPO in June 2014, the Company’s Board of Directors and shareholders approved a new 2014 equity incentive award plan (the “2014 Equity Plan”) under which the Company has the discretion to grant a broad range of equity-based awards to the Group’s employees (including its officers), consultants, non-employee directors, and employees of certain affiliates of the Group. Under the 2014 Equity Plan, 9,848,238 of the Company’s common shares are reserved for issuance pursuant to a variety of share based compensation awards (“Awards”), including non-qualified share options, incentive share options, share appreciation rights, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalent awards, share payment awards and performance awards. The aggregate share reserve specified above will be increased on January 1 of each year commencing in 2015 and ending on (and including) January 1, 2024, in an amount equal to the lesser of: (x) 2.5% of the total number of Company’s common shares issued and outstanding on a fully diluted basis as of December 31 of the immediately preceding calendar year and (y) such number of common shares determined by the Company’s Board of Directors.

In 2015, the Company granted options, restricted shares and restricted share units under the 2014 Equity Incentive Award Plan. Options were granted with exercise prices between $25.96 and $29.14. The options are exercisable annually in five equal tranches and the vesting period is five years. The options will lapse on the seventh anniversary from the date of grant. Restricted shares and restricted share units are typically subject to vesting periods of three years. The restricted shares and restricted share units become unrestricted Markit Ltd. common stock in three equal tranches on the anniversary of award.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2014, the Company granted options under the 2014 Equity Incentive Award Plan. Options were granted with exercise prices of $25.00 and $26.70. The options are exercisable annually in five equal tranches and the vesting period is five years. The options will lapse on the seventh anniversary from the date of grant.

Details of other equity plans are given in the table below:

Plan	Year of approval	Year of grant	Exercise price ($)	Tranches	Expiry
2004 Additional Share Option Plan	2004	2004	1.54 - 3.56	Thirty-six equal tranches vesting monthly from date of award	December 31, 2015
2006 Share Option Plan – Communicator	2006	2006	0.90	One tranche vesting on award date	December 31, 2018
2008 Share Option Plan	2007	2008	8.20 - 12.84	Three equal tranches vesting annually on anniversary of award	December 31, 2017
2008 Additional Share Option Plan (FCS)	2008	2008	14.90	Five equal tranches vesting annually on anniversary of award	7 years from date of award
2009 Share Option Plan	2008	2009	15.90	Three or five equal tranches vesting annually on anniversary of award	7 years from date of award
2010 Share Option Plan	2010	2010	16.54	Three or five equal tranches vesting annually on anniversary of award	7 years from date of award
2011 Share Option Plan	2011	2011	20.31	Three or five equal tranches vesting annually on anniversary of award	7 years from date of award
2012 Share Option Plan	2012	2012	22.57	Three or five equal tranches vesting annually on anniversary of award	7 years from date of award
2013 Share Option Plan	2013	2013	24.46	Three or five equal tranches vesting annually on anniversary of award	7 years from date of award
2013 Mid-year Share Option Plan	2013	2013	26.70	Five equal tranches vesting annually on anniversary of award	7 years from date of award
2014 Share Option Plan	2014	2014	26.70	Five equal tranches vesting annually on anniversary of award	7 years from date of award
Key Employee Incentive Programme	2013	2013	25.00 & 26.70	Three equal tranches vesting on the third, fourth and fifth anniversaries of award	7 years from date of award
Key Employee Incentive Programme extensions	2013	2014	12.84 - 24.46	A number of awards from existing schemes were amended so that vesting occurs in one tranche on the second anniversary of IPO	A range of dates from 2017 to 2019
2010 Restricted Share Plan	2010	2010	-	Three or five equal tranches vesting annually on anniversary of award	The restricted shares become unrestricted Markit Ltd. common shares upon vesting
2011 Restricted Share Plan	2010	2011	-	Three or five equal tranches vesting annually on anniversary of award	The restricted shares become unrestricted Markit Ltd. common shares upon vesting
2012 Restricted Share Plan	2012	2012	-	Three equal tranches vesting annually on anniversary of award	The restricted shares become unrestricted Markit Ltd. common shares upon vesting
2013 Restricted Share Plan	2013	2013	-	Three equal tranches vesting annually on anniversary of award	The restricted shares become unrestricted Markit Ltd. common shares upon vesting
2014 Restricted Share Plan	2014	2014	-	Three equal tranches vesting annually on anniversary of award	The restricted shares become unrestricted Markit Ltd. common shares upon vesting

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Calculation of the fair value of share based payments

The number and weighted average exercise prices of share options are as follows:

	Year ended December 31, 2015		Year ended December 31, 2014

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at the beginning of the year	23.36	66,183,615	22.68	65,552,830
Granted during the year	27.73	2,161,153	26.44	7,595,410
Forfeited during the year	26.47	(4,750,820)	24.68	(2,820,383)
Exercised during the year	19.06	(11,628,203)	17.49	(4,144,242)

Outstanding at the end of the year	24.22	51,965,745	23.36	66,183,615

Exercisable at the end of the year		17,139,834		26,179,841

The weighted average share price at the date of exercise of share options was $27.49 (2014: $24.65).

The options outstanding at the year end have an exercise price in the range of $0.90 to $29.14 (2014: $0.90 to $26.70) and a weighted average contractual life of 3.9 years (2014: 4.5 years).

The number of restricted shares is as follows:

	Year ended December 31, 2015	Year ended December 31, 2014

	Number of shares	Number of shares
Issued and outstanding at the beginning of the year	1,309,322	774,900
Granted during the year	1,970,406	965,352
Vested during the year	(591,176)	(413,310)
Forfeited during the year	(182,724)	(17,620)

Issued and outstanding at the end of the year	2,505,828	1,309,322

The restricted shares issued and outstanding at the year end have a weighted average contractual life of 1.1 years (2014: 0.8 years).

The number of restricted share units is as follows:

	Year ended December 31, 2015	Year ended December 31, 2014

	Number of share units	Number of share units

Issued and outstanding at the beginning of the year	-	-
Granted during the year	54,151	-
Vested during the year	-	-
Forfeited during the year	(1,547)	-

Issued and outstanding at the end of the year	52,604	-

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The restricted share units issued and outstanding at the year end have a weighted average contractual life of 1.0 years (2014: nil years).

The other options were valued using the Monte Carlo option pricing model. There are no market or non-market performance conditions attached to any of the option schemes, and as such, no performance conditions were included in the fair value calculations. The fair value of the common shares has been determined by an independent valuation consultant. Consistent assumptions have been used for annual share price volatility at 25% (2014: 25%), dividends expected on shares at 0% (2014: 0%) and employee exercise multiple at two times (2014: two times) across all schemes. Employee exit rate has been assumed at between 0% and 15% on options and 10% on restricted shares (2014: 15% on options and 10% on restricted shares).

The Group’s shares have only been quoted since June 2014 therefore the amount of historical share price data was considered insufficient to determine the expected volatility parameter at the time of valuation. This was therefore assessed based on the volatilities of certain quoted companies that were considered to offer some degree of comparability to the Company. These volatilities were assessed based on a measurement period of the past 10 years. The fair value of the Company’s shares were valued using a combination of price-earnings multiple based on comparable company multiples, a discounted cash flow valuation reflecting anticipated Group performance and with reference to recent equity transactions.

The remaining assumptions used in the calculations are as follows:

Options
Grant date	Appraisal value at date of grant	Risk free rate[1]	Exercise price of option
	$	%	$
01/01/2015	6.94 - 8.09	1.97	25.98
12/01/2015	7.02 - 7.53	1.68	26.70

Restricted shares

Grant date	Appraisal value at date of grant	Risk free rate[1]
	$	%
01/01/2015 (3 year vesting)	26.43	1.97

[1]	Risk free rate is based on the yield of U.S. Government bonds for a period consistent with the life of the equity instrument.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Retained earnings

	Notes	Year ended December 31, 2015	Year ended December 31, 2014
		$’m	$’m
Balance at January 1		1,850.6	1,663.3
Profit for the year		152.5	165.2
Share based compensation	10,11	37.3	20.7
Deferred tax in relation to share based compensation	14	6.3	55.8
Current tax in relation to share based compensation	14	20.7	9.3
Current tax on acquisition of non-controlling interests	14	-	(4.5)
Deferred tax on acquisition of non-controlling interests	14	-	(59.2)

Balance at December 31		2,067.4	1,850.6

26.	Other reserves

	Notes	Hedging reserve	Translation reserve	Other reserves	Total
		$’m	$’m	$’m	$’m
Balance at January 1, 2015		4.2	(28.1)	(51.3)	(75.2)
Accelerated share repurchase	23	-	-	(200.1)	(200.1)
Transfer to share premium	23	-	-	150.1	150.1
Currency translation differences		-	(43.5)	-	(43.5)
Cash flow hedges:
- Fair value gains arising during the year		8.0	-	-	8.0
- Transfers to Other gains/(losses) - net		(9.9)	-	-	(9.9)
- Current tax credit	14	0.4	-	-	0.4
- Deferred tax credit	14	0.2	-	-	0.2

Balance at December 31, 2015		2.9	(71.6)	(101.3)	(170.0)

Balance at January 1, 2014		(7.8)	14.3	13.0	19.5
Transfer to share premium	23	-	-	(13.0)	(13.0)
Recognition of redemption liability		-	-	(73.0)	(73.0)
Deferred tax on redemption liability	14	-	-	21.7	21.7
Currency translation differences		-	(42.4)	-	(42.4)
Cash flow hedges:
- Fair value gains arising during the year		5.2	-	-	5.2
- Transfers to Other gains/(losses) - net		9.8	-	-	9.8
- Deferred tax charge	14	(3.0)	-	-	(3.0)

Balance at December 31, 2014		4.2	(28.1)	(51.3)	(75.2)

The hedging reserve represents the movement in the fair value of forward foreign exchange contracts designated in hedge relationships (see note 4.24).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015, other reserves primarily represented:

—

A call and put option over the shares held by non-controlling interests in Compliance Technologies International LLP (“CTI”) for which the Group acquired a controlling stake in July 2014. The carrying value was recognised as a redemption liability of $73.0m within other payables. This will be settled against non-controlling interests within reserves at the point the risks and rewards associated with those shares fall within the Group. A deferred tax asset of $21.7m has been recognised against this.

—

$50.0m regarding final settlement of the ASR contract (see note 23). The Group anticipates that all repurchases under the ASR Agreements will be completed by the third quarter of 2016, although each ASR counterparty has the right to accelerate settlement of its respective ASR under certain circumstances (see note 23).

As a part of the Group’s 2012 acquisition of Cadis Software Limited, 574,360 shares (post share split) were held in escrow not issued. These were held within other reserves and were issued during the year ended December 31, 2014 upon satisfaction of certain restrictions agreed on the purchase of the business (see note 23).

27.	Trade and other payables

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Non-current
Contingent consideration	46.4	47.5
Other payables	82.9	74.1
Liability for social security costs on employee equity instruments	27.9	21.5

	157.2	143.1

Current
Trade payables	12.8	9.7
Social security and other taxes	17.8	13.7
Other payables	34.8	38.2
Contingent consideration	20.8	3.2
Accrued expenses - other	127.2	138.9

	213.4	203.7

Total trade and other payables	370.6	346.8

At December 31, 2015, the fair value of trade and other payables is not materially different from their book values.

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

Other payables (non-current) principally relate to the CTI redemption liability (note 26).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Borrowings

	December 31, 2015	December 31, 2014
	$’m	$’m
Non-current
Bank borrowings	197.4	224.5
Share buyback	42.2	124.7
Senior unsecured notes	498.0	-

	737.6	349.2

Current
Share buyback	86.4	86.4

	86.4	86.4

Total borrowings	824.0	435.6

	2015	2014
Reconciliation of movement in borrowings	$’m	$’m
Balance at January 1	435.6	574.6
Repayments of other borrowings	(87.8)	(103.5)
Repayments of bank borrowings	(698.0)	(140.0)
Capitalised arrangement fees	(2.0)	(4.1)
Unwind of discount and amortisation of capitalised arrangement fees	6.2	8.6
Proceeds from senior unsecured note issuance	500.0	-
Proceeds of bank borrowings	670.0	100.0

Balance at December 31	824.0	435.6

The fair value of the non-current borrowings are not significantly different to the carrying value. Bank borrowings are at floating interest rates and, for the share buyback, commercial rates of borrowing have not changed during the year.

All borrowings are denominated in US Dollars.

(a)	Bank borrowings

On March 21, 2014 the Group increased its multi-revolving club facility agreement to $1,050m from $800m and extended the term to March 2019. The facility carries interest at a margin of between 0.75% and 1.75% over LIBOR and a commitment fee at 35% of margin on any undrawn balance. No significant changes have otherwise occurred to the terms of the borrowing.

The bank borrowings had an annual equivalent average interest rate for the period ended December 31, 2015 of 1.0% (year ended December 31, 2014: 1.0%).

(b)	Senior unsecured notes

On November 4, 2015 the Group issued two series of senior unsecured notes having an aggregate principal amount of $500.0m to certain institutional investors. The notes rank pari passu with the

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Group’s existing facility. One series of notes (Series A) was issued in an aggregate principal amount of $210.0m, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of notes (Series B) was issued in an aggregate principal amount of $290.0m, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. Interest is paid semi-annually from the anniversary of issuance.

(c)	Share buyback

In August 2012, the Group purchased 2,193,948 MGHL shares (pre-share split) for a consideration of $495.1m. The consideration is payable in quarterly instalments through to May 2017. The carrying value of the liability at December 31, 2015 amounted to $128.6m (December 31, 2014: $211.1m). The carrying value is calculated using cash flows discounted at a rate based on an average borrowing rate of 3.1%.

29.	Deferred income tax

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	Balance at December 31, 2015	Balance at December 31, 2014
	$’m	$’m
Deferred tax assets:
Deferred tax assets	2.3	4.2

Deferred tax liabilities:
Deferred tax liabilities	(22.9)	(30.2)

Deferred tax liabilities – net	(20.6)	(26.0)

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Materially all deferred tax balances are non-current. The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Gross deferred tax assets – 2015	January 1	Acquired in business combination	Recognised in income	Recognised in equity	Transfers	Foreign Exchange	December 31
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
Goodwill	96.5	37.8	(15.9)	-	(2.0)	-	116.4
Tax losses	8.3	5.9	-	-	-	(0.2)	14.0
Share based compensation	64.9	-	6.8	6.3	-	-	78.0
Intangibles	3.3	-	(0.6)	-	(0.1)	-	2.6
Other short term timing differences	18.7	0.4	1.8	0.2	(4.4)	(0.6)	16.1

Total	191.7	44.1	(7.9)	6.5	(6.5)	(0.8)	227.1

Gross deferred tax assets – 2014	January 1	Acquired in business combination	Recognised in income	Recognised in equity	Transfers	Foreign Exchange	December 31
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
Goodwill	81.1	21.7	(10.8)	4.5	-	-	96.5
Tax losses	8.1	-	0.2	-	-	-	8.3
Share based compensation	2.8	-	6.3	55.8	-	-	64.9
Intangibles	4.3	-	(1.0)	-	-	-	3.3
Other short term timing differences	12.2	-	9.5	(3.0)	-	-	18.7

Total	108.5	21.7	4.2	57.3	-	-	191.7

Gross deferred tax liabilities – 2015	January 1	*Acquired in business combination	Recognised in income	Recognised in equity	Transfers	Foreign Exchange	December 31
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
Intangibles	(133.2)	(51.1)	23.0	-	-	2.0	(159.3)
Goodwill	(36.2)	4.4	(10.5)	-	(2.4)	0.1	(44.6)
Development costs	(40.3)	-	(4.9)	-	1.0	0.7	(43.5)
Other short term timing differences	(8.0)	(0.2)	-	-	7.9	-	(0.3)

Total	(217.7)	(46.9)	7.6	-	6.5	2.8	(247.7)

Gross deferred tax liabilities – 2014	January 1	Acquired in business combination	Recognised in income	Recognised in equity	Transfers	Foreign Exchange	December 31
	$’m	$’m	$’m	$’m	$’m	$’m	$’m
Intangibles	(84.8)	(9.1)	24.4	(63.7)	-	-	(133.2)
Goodwill	(25.1)	-	(11.1)	-	-	-	(36.2)
Development costs	(26.7)	-	(13.6)	-	-	-	(40.3)
Other short term timing differences	(4.0)	-	(4.0)	-	-	-	(8.0)

Total	(140.6)	(9.1)	(4.3)	(63.7)	-	-	(217.7)

*

Included within deferred tax liabilities recognised on business combinations is a $4.4m adjustment in respect of deferred tax liabilities consolidated as part of the Group’s acquisition of Wall Street on Demand in 2010.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of $20.1m (2014: $14.2m) in respect of losses amounting to $62.6m (2014: $50.6m) that can be carried forward against future taxable income. None of the losses will expire within the next 10 years.

At the balance sheet date the aggregate amount of the temporary differences for which deferred tax liabilities have not been recognised was $0.5m (2014: $0.4m). These unrecognised deferred tax liabilities relate to undistributed profits from overseas entities which would give rise to a tax liability if they were to be distributed. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future as the expectation is for these undistributed profits to be permanently reinvested.

30.	Contingencies

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business.

The Group is currently subject to a number of antitrust and competition-related claims and investigations, including investigations by the Antitrust Division of the U.S. Department of Justice (the “DoJ”) and the Directorate-General for Competition of the European Commission (the “EC”) as well as a class action lawsuit in the United States.

These investigations and lawsuits involve multiple parties and complex claims that are subject to substantial uncertainties and unspecified penalties or damages. The Company reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group considers it remote that a liability will arise from the antitrust investigations by the DoJ. Whilst it is possible that remedies that may be sought by the DoJ may include changes in business practice or structure that could have an indirect financial impact on the Group, it is not expected that any such remedy would involve direct financial liability. The Group considers it possible that liabilities will arise from the EC investigation. It is not considered practicable to estimate the financial effect of the EC investigation, which remains ongoing.

The parties have entered into a settlement in the class action in the United States in the period, which has been preliminarily approved by the court. The Group believes that the possibility of further material loss is remote (see note 9).

Given this, the Group has recorded no provision for any of the three incidents of investigations or lawsuits described above.

The Group considers that it is remote that any material liabilities will arise from any other contingent liabilities.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Commitments

(a) Capital commitments

The Group has no significant capital expenditure contracted for at the end of each reporting year but not yet incurred.

(b) Operating lease commitments

The Group leases various equipment and intangible assets under non-cancellable operating lease agreements. The lease terms are no longer than 15 years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The lease expenditure charged to the consolidated income statement during the year is disclosed in note 8. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Balance at December 31,
	2015		2014
	Land and Buildings	Other	Land and Buildings	Other
	$’m	$’m	$’m	$’m
No later than 1 year	21.1	1.7	18.8	3.5
Later than 1 year but no later than 5 years	92.3	1.3	49.9	0.1
Later than 5 years	149.5	-	50.2	-

	262.9	3.0	118.9	3.6

The total minimum sublease payments expected to be received under non-cancellable subleases at December 31, 2015 is $4.2m (2014: $5.3m).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Business combinations

Acquisitions comprise the purchase of businesses that are typically integrated into existing business units to broaden and enhance the Group’s range of product offerings as well as its presence in global markets.

The following provides a brief description of certain acquisitions completed during 2015 and 2014:

Date	Company	Acquiring segment(s)	Description of business activities
October 2015	CoreOne Technologies	Information and Solutions	A global leading provider of regulatory reporting, index management, data management and prime brokerage services to financial institutions.
September 2015	Option Computers t/a DealHub	Processing	Foreign exchange trade processing covering straight–through-processing, connectivity, regulatory reporting and economic services.
July 2015	Information Mosaic	Solutions	Enterprise software for the management and processing of financial securities transactions, with a focus in corporate actions workflow automation.
July 2014	Compliance Technologies International	Solutions	Software that automates the certification of tax domicile, validation of withholding tax status and calculation of withholding tax to help firms streamline compliance with anti-money laundering and know-your-customer regulations.
January 2014	thinkFolio	Solutions	A portfolio management software company.

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. The fair values of the assets acquired and liabilities assumed related to certain acquisitions may be subject to adjustment to the extent that further information and knowledge come to light that more accurately reflect conditions at the acquisition date.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of net assets acquired and intangible assets related to the above acquisitions are as follows:

	2015	2014
	$’m	$’m
Consideration at date of acquisition
Cash	241.8	132.4
Fair value of contingent consideration	17.1	35.3
Working capital adjustment	(11.7)	0.1
Redemption liability	3.0	-

Total consideration	250.2	167.8

Recognised amounts of identifiable assets acquired and liabilities assumed
Intangible assets	172.9	79.3
Property, plant and equipment	2.2	0.3
Trade receivables	20.3	4.9
Other receivables	7.1	0.8
Cash and cash equivalents	6.6	5.2
Trade and other payables	(58.1)	(10.1)
Borrowings	(62.8)	-
Current tax liabilities	(0.3)	-
Deferred tax liabilities	(7.2)	(9.1)

Total identifiable net assets	80.7	71.3
Goodwill	169.5	134.2
Non-controlling interest	-	(37.7)

Total	250.2	167.8

The Group has obligations to pay additional consideration for prior acquisitions, contingent upon revenue performance contractually agreed at the time of purchase. The Group believes that additional payments in connection with these transactions would not have a material impact on the consolidated financial statements.

Certain cash flows necessary to settle borrowings have been included within cash flows from investing activities in the consolidated statement of cash flows since they represented aggregate cash flows arising from acquisitions.

Goodwill arising on acquisition relates primarily to synergies with the Group’s existing businesses and the expansion of client reach from selling new products to the Group’s existing customer base and selling existing products to the Group’s existing customer base.

$110.0m of goodwill for acquisitions completed in 2015 is expected to be deductible for tax purposes (2014: $76.3m).

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business with the exception of the acquisition of Compliance Technologies International in July 2014, where 52.8% was acquired and there is consequently a non-controlling interest. The non-controlling interest represents the proportion of net assets not owned by the Group.

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The aggregated revenues, operating losses and Adjusted EBITDA of businesses acquired in 2015 and since the date of acquisition were $26.0m, $5.7m and $7.7m respectively. Had these acquisitions been acquired at the beginning of the year, the aggregated revenues, operating losses and Adjusted EBITDA would have been $77.3m, $21.6m and $9.8m respectively.

The formal review of the fair values of the assets acquired and liabilities assumed is still in progress and will be completed within 12 months of the acquisition date of each business. At December 31, 2015, the measurement period for the acquisitions of CoreOne, DealHub and Information Mosaic remained open and accordingly the fair values presented are provisional. Adjustments are made to the assets acquired and liabilities assumed during the measurement period to the extent that further information and knowledge come to light that more accurately reflect conditions at the acquisition date.

33.	Related party transactions

(a) Key management compensation

Key management comprises all directors (executive and non-executive) and key Group executives. The compensation paid or payable to key management in respect of qualifying services is shown below:

	Year ended December 31, 2015	Year ended December 31, 2014
	$’m	$’m

Salary and other short term employee benefits	7.8	7.2
Share based compensation	8.2	5.6

	16.0	12.8

Key management personnel have exercised 1,301,610 options (2014: nil) during the year with a fair value of $17.4m (2014: nil). Key management were awarded 406,344 restricted shares (2014: 443,700) and no options (2014: 149,800) during the year.

There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

(b) Transactions with joint venture

	Year ended December 31, 2015	Year ended December 31, 2014
Provision of services to joint venture (Markit Genpact KYC Services Limited):
- Design and technology services	11.8	3.6
- Support service charges	4.3	2.2

Total	16.1	5.8

Services have been provided to the joint venture on normal commercial terms and conditions. As of December 31, 2015, the Group owed Markit Genpact KYC Services Limited $4.3m (2014: Group owed joint venture $1.1m).

MARKIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Principal subsidiaries

The Company has investments in the following subsidiary undertakings, which principally affected the profits or net assets of the Group, as follows. All subsidiaries are included in the consolidated financial statements.

Entity name	Holding	Country of incorporation	Principal activities
Markit on Demand Incorporated	100%	USA	Design, development and hosting of custom websites, reports and tools for the financial services industry
Markit EDM Limited	100%	England & Wales	Enterprise data management software
Markit Equities Limited	100%	England & Wales	Dividends forecasting services to the financial markets
Markit Group Holdings Limited*	100%	England & Wales	Holding company
Markit Group Limited	100%	England & Wales	Data and financial services to the financial markets
Markit Indices Limited	100%	England & Wales	Credit derivative, fixed income and foreign exchange index services
Markit North America Incorporated	100%	USA	Data, pricing and valuations services across the financial services industry, including pricing services and electronic trade processing and settlement services for the loan market
MarkitSERV Limited	100%	England & Wales	An electronic trade confirmation network for the OTC derivative markets
MarkitSERV LLC	100%	USA	An electronic trade confirmation network for the OTC derivatives market
Markit Valuations Limited	100%	England & Wales	Valuation services to the OTC derivatives markets
Markit WSO Corporation	100%	USA	Portfolio risk management software and services to syndicated loan market participants

* Held directly by Markit Ltd.